Exhibit 99.1

Commission File Number 001-31914

Stock Code: 2628

Annual Report 2011

Commission File Number 001-31914

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2011, the Company had nearly 139 million individual and group life policies, annuities, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Contents

Definitions	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	9

Changes in Share Capital and Shareholdings of Substantial Shareholders	24

Directors, Supervisors, Senior Management and Employees	27

Corporate Governance	40

Report of the Board of Directors	66

Report of the Supervisory Committee	72

Significant Events	76

Honors and Awards	82

Independent Auditor’s Report	83

Consolidated Statement of Financial Position	85

Statement of Financial Position	87

Consolidated Statement of Comprehensive Income	89

Consolidated Statement of Changes in Equity	91

Consolidated Statement of Cash Flows	92

Notes to the Consolidated Financial Statements	94

Embedded Value	190

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Definitions

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

P&C Company	China Life Property and Casualty Insurance Company Limited

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China	for the purpose of this report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

[1]	Except for “the Company” referred to in the Consolidated Financial Statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative: Yuan Li

Secretary to the Board of Directors: Liu Yingqi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Telephone: 86-10-63631191

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative: Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Company Profile

Newspapers for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

CSRC’s Nominated Website for the Company’s Annual Report Disclosure:

www.sse.com.cn

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

Location where the Company’s Annual Reports may be Obtained:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R.China

Stock Information:
A Share:	H Share:	ADR:
Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Short Name: China Life	Short Name: China Life	Stock Code: LFC
Stock Code: 601628	Stock Code: 2628

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Company Profile

Date of First Registeration of the Company:

30 June 2003

Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R.China 100020

Date of Change of Registeration of the Company:

21 October 2010

Current Registered Address of the Company:

16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Corporate Business Licence Serial Number:

100000000037965

Tax Registration Certificate Number:

11010271092841X

Organization Code:

71092841-X

Auditors of the Company:

Domestic Auditor:   PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company

    Address: 11/F, PricewaterhouseCoopers Center, Corporate Avenue 2, 202 Hu Bin Road,

    Huangpu District, Shanghai 200021, P.R.China

International Auditor:   PricewaterhouseCoopers

          Address: 22/F, Prince’s Building, Central, Hong Kong

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Financial Summary

	Under International Financial Reporting Standards (IFRS)					RMB million Under Hong Kong Financial Reporting Standards (HKFRS)
Major Financial Data[1]	2011	2010	Change	2009	2008	2007
For the year ended
Total revenues	370,899	385,838	-3.9%	339,290	300,385	191,372
Net premiums earned	318,276	318,088	0.1%	275,077	265,177	103,713
Benefits, claims and expenses	352,599	346,601	1.7%	298,249	280,370	146,390
Insurance benefits and claims expenses	290,717	279,632	4.0%	237,038	231,949	76,288
Net profit before income tax	20,513	41,008	-50.0%	41,745	19,959	45,391
Net profit attributable to equity holders of the Company	18,331	33,626	-45.5%	32,881	19,137	38,879
Net cash inflow from operating activities	133,953	178,600	-25.0%	149,700	126,077	122,854

As at 31 December
Total assets	1,583,907	1,410,579	12.3%	1,226,257	987,493	933,704
Investment assets[2]	1,494,969	1,336,245	11.9%	1,172,145	937,403	850,209
Total liabilities	1,390,519	1,200,104	15.9%	1,013,481	812,622	727,328
Total equity holders’ equity	191,530	208,710	-8.2%	211,072	173,947	205,500

Per share (RMB)
Earnings per share (basic and diluted)	0.65	1.19	-45.5%	1.16	0.68	1.38
Equity holders’ equity per share	6.78	7.38	-8.2%	7.47	6.15	7.27
Net cash inflow from operating activities per share	4.74	6.32	-25.0%	5.30	4.46	4.35

Major financial ratio
Weighted average ROE(%)	9.16	16.02	decrease of 6.86 percentage points	17.13	10.29	22.53
Ratio of assets and liabilities(%)[3]	87.79	85.08	increase of 2.71 percentage points	82.65	82.29	77.90
Gross investment yield(%)[4]	3.51	5.11	decrease of 1.60 percentage points	5.78	3.48	10.24

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits
3.	Ratio of assets and liabilities = Total liabilities/Total assets
4.	Gross investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)
5.	The Company adopted IFRS in 2009, and financial results of 2008 are adjusted in accordance with IFRS.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Chairman’s Statement

In 2011, the Chinese economy maintained a stable and relatively fast growth, which provided a solid foundation for the continuous development of the insurance industry. At the same time, however, continued inflationary pressure led to an increased tightening of monetary policy and the capital markets experienced depression. The CIRC strengthened regulation concerning solvency ratios and market conducts, further ensuring an orderly business environment in the insurance industry. At the same time, however, due to a number of factors such as changes in bancassurance regulations, less competitive investment type life insurance products and increasing labor costs, the insurance industry faced heavy pressures.

During the Reporting Period, the Company’s total revenues reached RMB370,899 million, a decrease of 3.9% from 2010. As at the end of the Reporting Period, the Company’s total assets reached RMB1,583,907 million, an increase of 12.3% from 2010. The Company’s embedded value was RMB292,854 million, a decrease of 1.8% from 2010, and one-year new business value was RMB20,199 million, an increase of 1.8% from 2010. The Company’s market share 2 in 2011 was approximately 33.3%, maintaining a leading position in life insurance market. During the Reporting Period, net profit attributable to equity holders of the Company was RMB18,331 million, a decrease of 45.5% from 2010. The Company strengthened the management of its solvency ratio and issued subordinated term debts of RMB30 billion. As at 31 December 2011, the Company’s solvency ratio was 170.12%.

The Board of Directors of the Company recommended the payment of a final dividend of RMB0.23 per share. This will come into effect after shareholders’ approval at the Annual General Meeting to be held on Tuesday, 22 May 2012.

In 2011, the Company actively promoted its corporate governance. The Board of Directors set up a new Budget, Execution and Assessment Committee, which further strengthened the role of specialized committees. The Company established a periodic reporting system of management’s analysis concerning the Company’s operations, development and market strategies, which provided a basis for the decision-making of the Board of Directors.

The Company actively undertook its corporate social responsibility while fulfilling its obligations under insurance policies. During the Reporting Period, the total amount of insurance benefits and claims reached RMB72,864 million, which further highlighted the Company’s role in providing economic compensation to the society. Relying on its competitive advantages in professionalism and scale of business, the Company devoted great efforts to develop its policy businesses. The Company expanded the residents covered by its rural micro-insurance products, and also expanded the service and geographical scope of and residents covered by the New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents and Rural Medical Assistance Insurance.

[2]	Calculated according to the premium data of life insurance companies in 2011 released by the CIRC.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Chairman’s Statement

The Company actively participated in public welfare and charity undertakings. During the Reporting Period, the Company made continuous donation of RMB30 million to China Life Foundation. Through China Life Foundation, in addition to the continuous support for Wenchuan earthquake orphans, the Company also undertook to provide support for 459 Yushu earthquake orphans and Zhouqu mudslide orphans, paying subsidies totaling RMB9,896.4 thousands, and provided orphans from disasters-stricken areas with long-term, continuous physical and emotional support. Moreover, construction began on the Nangqian China Life Children’s Welfare Institute in Yushu. The Company donated RMB1 million to Yunnan Zhaotong Charity Society and jointly initiated China Life Zhaotong Relief Fund, aiming to help those who have sustained injuries in the course of acting heroically or suffered serious disease and great financial difficulties. The Company donated RMB1 million to China Women’s Development Foundation, in order to provide women in impoverished areas with “Screening for Two Gynecological Cancers” and protection against serious diseases.

2012 is an important nexus for the implementation of the “Twelfth Five-Year Plan”. Faced with a complex external environment, the Company plans to strengthen its in-depth analysis of macro-economic trends, improve foresight and flexibility of work, and improve its ability to respond to and steer through complex situations. The Company will uphold its business philosophy of “customers as the center, local branches as the focus, and value as the core”, and intend to continue to make steady progress and maintain the balance between scale and speed of business and improved structure and efficiency of business. Under the premise of maintaining steady business growth, the Company intends to further accelerate the development of medium and long-term regular premium business, make great efforts to enhance business value and strengthen sustainable development capability. The Company firmly intends to promote reforms in all areas and improve innovation so as to continuously create new competitive advantages. The Company intends to further strengthen the development of its local branches by allocating more resources to local branches and fully mobilizing their potential. The Company intends to devote great efforts to develop its distribution channels by continuing to build up its exclusive agent team and to improve the productivity of such team, proactively developing new distribution approaches in response to the changes in bancassurance regulations, improving the profitability of group insurance distribution channel and promoting the development of new distribution channels. The Company also intends to strengthen management, optimize management process and strengthen back-office support. The Company also plans to strengthen risk prevention so as to ensure the stable operation of the Company.

At present, China Life is stepping into a critical period for its reform and development. Striving to enhance the Company’s value is not only the expectation of our shareholders, customers and society in general, but also the unshirkable responsibility of all our employees. The Company will pursue a development path with China Life’s distinct characteristics. By diligently working together, we are greatly committed to firmly grasping the industry development opportunities, advancing towards our goal of developing into a leading international life insurance company, and offering excellent services to our customers and long-term, stable returns to our shareholders.

By Order of the Board

Yuan Li Chairman

Beijing, China 26 March 2012

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

I	OVERVIEW OF OPERATIONS IN 2011

The Company proactively responded to the changes in the external environment. Braving the difficulties and forging ahead, the Company made great efforts to promote the transformation of development mode, and achieved steady business growth and continued improvement of business structure. During the Reporting Period, the Company’s net premiums earned was RMB318,276 million, an increase of 0.1% from 2010, and the Company’s market share was 33.3%, maintaining a leading position in life insurance market. One-year new business value was RMB20,199 million, an increase of 1.8% from 2010. Continuous business structure adjustments had gradually showed positive results. Renewal premiums increased by 20.9% from 2010 and the percentage of renewal premiums in gross written premiums increased to 48.62% in 2011 from 40.22% in 2010. The percentage of first-year regular premiums in first-year premiums increased to 32.56% in 2011 from 29.76% in 2010. First-year regular premiums with 10 years or longer payment duration increased by 8.4% from 2010, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 39.75% in 2011 from 33.81% in 2010. The percentage of accident insurance premiums in short-term insurance premiums increased to 55.47% in 2011 from 51.13% in 2010. Due to the impact of other financial products and the changes in bancassurance regulations, there was a significant drop of the premiums earned through bancassurance channel, resulting in first-year premiums decreasing by 15.7% from 2010 and first-year regular premiums decreasing by 7.8% from 2010. As at 31 December 2011, the number of in-force policies increased by 7.8% from the end of 2010, the Policy Persistency Rate (14 months and 26 months)3 reached 92.50% and 86.90%, respectively, and the Surrender Rate4 was 2.79%, a 0.48 percentage point increase from 2010.

With respect to the exclusive individual agent channel, the Company took advantage of competitive opportunities, achieved a steady business growth and maintained its leading position in the market. The Company steadily achieved the unity, upgrade and transformation of the Exclusive Individual Agents Management Measures, which effectively enhanced the competitiveness and incentive function of such system. As at the end of the Reporting Period, the Company had a total of 685,000 exclusive individual agents, a decrease of 21,000 agents from 2010. However, through the implementation of the “effective expansion” strategy, the number of exclusive individual agents steadily increased compared to the first half of 2011. With respect to group insurance channel, there

[3]

The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[4]

The Surrender Rate = Current surrender payment/(Reserve of life insurance and long-term health insurance at the beginning of the period + Current premium of life insurance and long-term health insurance)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

were steady growth in premiums and improvement in operational efficiency. Premiums earned from short-term insurance business achieved relatively fast growth and the percentage of premiums earned from accident insurance further increased. As at the end of the Reporting Period, the Company had approximately 14,000 direct sales representatives. With respect to the bancassurance channel, the Company actively responded to the macro-economic control and the changes in bancassurance regulations, strengthened its efforts in product innovation, enhanced agency channel cooperation, improved support and services, enhanced the quality of the sales team and accelerated the channel’s upgrade and development. Due to various factors, premiums earned from the bancassurance channel declined, but the decline was below market average and business structure was further improved. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 96,000, with a total of 44,000 sales representatives. With respect to the telephone sales channel, the Company regarded infrastructure building as its core goal, aiming to establish high-quality nationwide centers to overlook telephone sales at provincial levels. The number of sales outlets, premiums earned and sales representatives with respect to the telephone sales channel increased simultaneously and the number of telephone sales centers increased to 11, as a result of which the development of telephone sales business has accelerated.

The Company proactively responded to changes in the capital markets and allocated investment assets with flexibility and prudence. The Company took advantage of market opportunities in a high interest rate environment to increase allocation of fixed-interest negotiated deposits and long-term bonds. The proportion of term deposits increased to 34.84% in 2011 from 33.05% in 2010, and the investment yield for fixed income investment assets increased significantly. The Company effectively responded to the decline in the equity securities market by making prudent investments. The proportion of equity securities decreased to 12.17% in 2011 from 14.66% in 2010, which to a certain extent reduced the risk associated with equity securities. The Company actively developed its capacities in new investment channels, proactively sought out investment opportunities, and was the first to complete filings with the CIRC relating to equity investment in the Chinese insurance industry, which allowed for alternative investments. The Company completed the first private equity fund investment in the insurance industry with a RMB1,500 million capital commitment. The Company increased investment in debt investment plans in the infrastructure industry by making 14 new investments totaling RMB15.41 billion. The Company also invested RMB3.3 billion in a Beijing real estate investment plan. The duration of these alternative investment assets effectively match the duration of the Company’s liabilities and are expected to create long-term and stable investment returns for the Company. These alternative investments also demonstrated the Company’s capability to invest in new investment channels. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,494,969 million, an increase of 11.9% from 2010. During the Reporting Period, the interest income earned from the Company’s investment portfolio increased significantly, and the net investment yield5 was 4.28%. However, due to the continuous depression of the Chinese capital markets, after taking factors including the impairment losses of equity securities into account, the Company’s gross investment yield was 3.51%.

The Company made great efforts to tackle its development challenges, stimulate business vitalities and strengthen management innovation through reform. By promoting in-depth reforms to its operations management system, the Company effectively achieved a separation between sales and administration, and improved the function of its vertical management system. Business management was further improved by centralizing management at the provincial levels, and business processing became more efficient. In addition, the Company enhanced its IT service level to provide sufficient back-up support and service guarantees to each sales channel.

[5]	Net investment yield=(Investment income-Business tax and extra charges for investment)/((Investment assets at the beginning of the period+Investment assets at the end of the period)/2)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

China Life was a global insurance partner of the 2011 Xi’an International Horticultural Exposition. The Company

successfully launched the China Life Week and China Life Customer Day activities under the theme of “Hand in Hand with China Life, Making a Green and Energetic China”, and made great efforts to improve the quality of its customer service.

The Company adopted the Guidelines for the Implementation of Comprehensive Risk Management of Personal

Insurance Companies issued by the CIRC, improved its comprehensive risk management system, advanced the implementation and evaluation of its internal control standards, ensured the training and practice of the Internal Control Implementation Manual from the level of management to the level of its 100,000 employees, and established a solid basis for internal controls. Moreover, the Company utilized its sales risk monitoring and evaluating system to instantly and quantitatively monitor and evaluate the sales risks in each provincial branch on a quarterly basis, and fully implemented a system for assessing the credibility of its individual agents, which helped to detect sales risk and provide a means for controlling the risk at an earlier stage.

II	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(1) Total Revenues

		RMB million
For the year ended 31 December	2011	2010
Net premiums earned	318,276	318,088
Individual life insurance business	301,986	302,753
Group life insurance business	434	468
Short-term insurance business	15,856	14,867
Investment income	60,722	48,872
Net realized gains/(losses) and impairment on financial assets	(11,208)	15,841
Net fair value gains through profit or loss	337	280
Other income	2,772	2,757

Total	370,899	385,838

Net Premiums Earned

1	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business decreased by 0.3% from 2010. The Company’s individual life insurance products are mainly distributed through exclusive individual agent channel and bancassurance channel. Although sales through the exclusive agent channel increased, as the bancassurance business was affected by the adjustment of regulatory policies, first-year premiums decreased, which resulted in a decrease in net premiums earned from individual life insurance business.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

2	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business decreased by

7.3% from 2010. This was primarily due to the adjustment of the Company’s operation strategies with respect to group life insurance business, pursuant to which the Company reduced its sales on group whole life insurance products.

3	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by

6.7% from 2010. This was primarily due to the Company’s increased efforts for the development of accident insurance business by the implementation of policies on business performance evaluation and costs.

Gross written premiums categorized by business:

		RMB million
For the year ended 31 December	2011	2010
Individual Life Insurance Business	302,012	302,781
First-year business	147,286	174,808
Single	99,190	122,659
First-year regular	48,096	52,149
Renewal business	154,726	127,973
Group Life Insurance Business	438	473
First-year business	435	469
Single	427	459
First-year regular	8	10
Renewal business	3	4
Short-term Insurance Business	15,802	14,975
Short-term accident insurance business	8,766	7,657
Short-term health insurance business	7,036	7,318

Total	318,252	318,229

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

Gross written premiums categorized by channel:

		RMB million
For the year ended 31 December	2011	2010
Exclusive Individual Agent Channel	155,621	143,356
First-year business of long-term insurance	33,047	31,310
Single	300	527
First-year regular	32,747	30,783
Renewal business	122,475	111,980
Short-term insurance business	99	66
Group Insurance Channel	17,731	17,038
First-year business of long-term insurance	2,025	2,125
Single	2,018	2,115
First-year regular	7	10
Renewal business	3	4
Short-term insurance business	15,703	14,909
Bancassurance Channel	144,900	157,835
First-year business of long-term insurance	112,649	141,842
Single	97,299	120,476
First-year regular	15,350	21,366
Renewal business	32,251	15,993
Short-term insurance business	—	—

Total	318,252	318,229

Investment Income

		RMB million
For the year ended 31 December	2011	2010
Investment income from securities at fair value through profit or loss	486	126
Investment income from available-for-sale securities	21,811	20,173
Investment income from held-to-maturity securities	10,691	10,538
Investment income from bank deposits	24,978	16,363
Investment income from loans	2,658	1,583
Other investment income	98	89

Total	60,722	48,872

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

1	Investment Income from Securities at Fair Value Through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 285.7% from 2010. This was primarily due to an increase in interest income from debt securities at fair value through profit or loss resulting from the joint effects of the increased volume of investment in debt securities at fair value through profit or loss and an increase in interest rates.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 8.1% from 2010. This was primarily due to an increase in interest income from available-for-sale debt securities.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 1.5% from 2010. This was primarily due to the increased volume of investments and an increase in interest rates.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 52.6% from 2010. This was primarily due to the increased volume of deposits attributable to the Company’s increased allocation in deposits, and an increase in the interest rates on deposits.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 67.9% from 2010. This was primarily due to the increased volume of policy loans and debt investment plans, as well as an increase in interest rates.

Net Realized Gains/(Losses) and Impairment on Financial Assets

During the Reporting Period, net realized gains/(losses) and impairment on financial assets decreased from

2010. This was primarily due to an increase in impairment losses of available-for-sale securities resulting from the continuous depression in Chinese capital market.

Net Fair Value Gains Through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss increased by 20.4% from 2010. This was primarily due to an increase in income from the buy-sale price differential in the trading of funds at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 0.5% from 2010. This was primarily due to an increase in commission fees earned from P&C Company.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

(2) Benefits, Claims and Expenses

		RMB million
For the year ended 31 December	2011	2010
Insurance benefits and claims expenses
Individual life insurance business	282,575	270,341
Group life insurance business	353	551
Short-term insurance business	7,789	8,740
Investment contract benefits	2,031	1,950
Policyholder dividends resulting from participation in profits	6,125	13,224
Underwriting and policy acquisition costs	27,434	27,256
Finance costs	873	304
Administrative expenses	21,549	20,285
Other operating expenses	3,275	3,351
Statutory insurance fund contribution	595	599

Total	352,599	346,601

Insurance Benefits and Claims Expenses

1	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business increased by 4.5% from 2010. This was primarily due to an increase in benefits payment and a decrease in increase in insurance contracts liabilities.

2	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business decreased by 35.9% from 2010. This was primarily due to a decrease in increase in insurance contracts liabilities.

3	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business decreased by 10.9% from 2010. This was primarily due to the optimization of short-term insurance business structure and the enhancement of business quality control.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 4.2% from 2010. This was primarily due to an increase in interest payments.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 53.7% from 2010. This was primarily due to a decrease in investment yields for participating products.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 0.7% from 2010. Such increase was generally in proportion to the growth of business and was also affected by the adjustment of business structure.

Finance Costs

During the Reporting Period, finance costs increased by 187.2% from 2010. This was primarily due to an increase in interest payments for securities sold under agreements to repurchase and subordinated term debts issued by the Company.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 6.2% from 2010. This was primarily due to an increase in operation and management costs resulting from certain factors including inflation, increasing market competition and rising labor costs.

Other Operating Expenses

During the Reporting Period, other operating expenses decreased by 2.3% from 2010. This was primarily due to a decrease in business tax and surcharges expenses.

(3)	Profit Before Income Tax

		RMB million
For the year ended 31 December	2011	2010
Individual life insurance business	17,967	37,690
Group life insurance business	57	740
Short-term insurance business	502	385
Other	1,987	2,193

Total	20,513	41,008

1	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 52.3% from 2010. This was primarily due to the impact on individual life insurance segment caused by the decrease in investment income and increase in impairment losses resulting from the continuous depression in Chinese capital market.

2	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business decreased by 92.3% from 2010. This was primarily due to the impact on group life insurance segment caused by the decrease in investment income and increase in impairment losses resulting from the continuous depression in Chinese capital market.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

3	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business increased by 30.4% from 2010. This was primarily due to the optimization of short-term insurance business structure and a decrease in claims payments.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB2,022 million, a 71.9% decrease from

2010. This was primarily due to a decrease in taxable income and the impact of the deferred tax. Our effective tax rate for 2011 was 9.86%.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB18,331 million, a 45.5% decrease from 2010. This was primarily due to a decrease in investment income and an increase in impairment losses resulting from the continuous depression in Chinese capital market.

III	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(1)	Major Assets

		RMB million
	As at 31	As at 31
	December 2011	December 2010
Investment assets	1,494,969	1,336,245
Term deposits	520,793	441,585
Held-to-maturity securities	261,933	246,227
Available-for-sale securities	562,948	548,121
Securities at fair value through profit or loss	23,683	9,762
Securities purchased under agreements to resell	2,370	–
Cash and cash equivalents	55,985	47,854
Loans	61,104	36,543
Statutory deposits – restricted	6,153	6,153

Other assets	88,938	74,334

Total	1,583,907	1,410,579

Term Deposits

As at the end of the Reporting Period, term deposits increased by 17.9% from 2010. This was primarily due to the Company’s increased efforts for investment in negotiated deposits by taking advantages of the market opportunities of high interest rates at different stages.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 6.4% from 2010. This was primarily due to an increase in the volume of investment assets.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 2.7% from 2010. This was primarily due to an increase in the volume of available-for-sale debt securities, which was partially offset by the decrease in fair value of equity securities.

Securities at Fair Value Through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 142.6% from 2010. This was primarily due to the increased volume of debt securities at fair value through profit or loss.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 17.0% from 2010. This was primarily due to the needs for investment assets allocation and liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 67.2% from 2010. This was primarily due to an increase in the demand for policy loans, as well as the Company’s increased efforts for investment in debt investment plans by taking advantages of the market opportunities of high interest rates at different stages.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

			RMB million
	As at 31 December 2011		As at 31 December 2010
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	55,985	3.74%	47,854	3.58%
Term deposits	520,793	34.84%	441,585	33.05%
Bonds	666,684	44.60%	608,192	45.51%
Funds	85,057	5.69%	96,329	7.21%
Common stocks	95,553	6.39%	99,580	7.45%
Other investment form	70,897	4.74%	42,705	3.20%

Total	1,494,969	100%	1,336,245	100%

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

(2)	Major Liabilities

		RMB million
	As at 31	As at 31
	December 2011	December 2010
Insurance contracts	1,199,373	1,018,135
Investment contracts	69,797	70,171
Securities sold under agreements to repurchase	13,000	23,065
Policyholder dividends payable	46,368	52,828
Annuity and other insurance balances payable	11,954	8,275
Bonds payable	29,990	—
Deferred tax liabilities	1,454	11,776

Other liabilities	18,583	15,854

Total	1,390,519	1,200,104

Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 17.8% from 2010. This was primarily due to new insurance business and the accumulation of insurance liabilities. As at the balance sheet date, the Company’s reserves for insurance contracts passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 0.5% from 2010. This was primarily due to a decrease in the account volume of universal insurance products.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 43.6% from 2010. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable decreased by 12.2% from 2010. This was primarily due to a decrease in investment yields for participating products.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 44.5% from 2010. This was primarily due to an increase in maturity benefits payable.

Bonds Payable

As at the end of the Reporting Period, the change in the amount of bonds payable was primarily due to the issuance of subordinated term debts by the Company in 2011.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities decreased by 87.7% from 2010. This was primarily due to a decrease in the fair value of available-for-sale securities.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB191,530 million, a 8.2% decrease from 2010. This was primarily due to a decrease in the fair value of available-for-sale securities resulting from the continuous depression in Chinese capital market, and the distribution of dividends to equity holders last year.

IV	ANALYSIS OF CASH FLOWS

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB55,985 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB520,793 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB669,136 million, while investments in equity securities had a fair value of RMB181,880 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

(3)	Consolidated Cash Flows

		RMB million
For the year ended 31 December	2011	2010
Net cash inflow from operating activities	133,953	178,600
Net cash outflow from investing activities	(133,591)	(135,937)
Net cash inflow/(outflow) from financing activities	7,991	(30,681)
Foreign currency losses on cash and cash equivalents	(222)	(325)

Net increase in cash and cash equivalents	8,131	11,657

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 25.0% from 2010. This was primarily due to an increase in claims payments and an increase in cash outflow from the allocation of securities at fair value through profit or loss. Net cash outflow from investing activities decreased by 1.7% from 2010. This was primarily due to the needs for investment management. The change of net cash inflow/(outflow) from financing activities was primarily due to cash inflow from the issuance of subordinated term debts.

V	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at 31 December 2011:

		RMB million
	As at 31 December	As at 31 December
	2011	2010
Actual capital	113,685	123,769
Minimum capital	66,826	58,385
Solvency ratio	170.12%	211.99%

The change of our solvency ratio was primarily due to the combined effects of the continuous depression in Chinese capital market, business development of the Company and dividend distribution to equity holders last year. Meanwhile, the Company closely monitored changes in its slovency ratio, and successfully issued subordinated term debts of RMB30 billion at relatively low costs by actively taking advantages of favorable opportunities, thereby effectively improving its solvency ratio.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

VI	BUSINESS OPERATIONS OF OUR SUBSIDIARIES AND AFFILIATES DURING THE REPORTING PERIOD

RMB million

		Registered		Total	Net	Net
Name	Business scope	capital	Shareholding	assets	assets	profit
China Life Asset Management Company Limited	Management and utilization of owned capital and insurance funds; entrusted capital management; consulting business relevant to the assets management business; other assets management business permitted by applicable PRC laws and regulations	3,000	60%	4,611	4,261	468
China Life Pension Company Limited	Group and individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance business; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by CIRC	2,500	87.4% is held by the Company, and 4.8% is held by AMC	1,875	1,648	(373)
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health and accident insurance; reinsurance of the above insurance business	8,000	40%	22,417	6,491	421

VII	FUTURE PROSPECT AND RISK ANALYSIS

In 2012, adhering to its business philosophy of “customers as the center, local branches as the focus, and value as the core”, the Company firmly intends to strengthen its in-depth analysis of macro-economic trends and complex risk factors to maintain steady business growth and effectively enhance its value. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

1.	Risks relating to macro trends

In 2012, domestic and international conditions may become even more complex and severe. There may be more instability and uncertainty in the global economic recovery and increased risk of economic downturn. There are still prominent issues in the Chinese economic development, such as unequal development, uncoordinated development and unsustainability, and the issues of economic slowdown and inflation still exist. There are also other potential economic and financial risks to consider. Changes in the domestic and international conditions could have an impact, through a number of channels such as financial markets, real economy and consumers of insurance products, on underwriting, use of premiums and capital raising with respect to insurance industry, which will increase the pressure and difficulty for insurance industry development and risk prevention, and will also impose more demanding requirements on the Company to scientifically analyze the macro economic trend and precisely grasp favorable opportunities.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Management Discussion and Analysis

2.	Risks relating to our business

Due to economic trends and its unique features, the insurance industry may continue to face greater challenges in 2012. Therefore, it may be more difficult for the Company to improve its business structure and preserve a steady rate of business growth. In addition, changes in bancassurance regulations may continue to have an adverse impact on the Company, and financial products with investment features may bring more challenges to the sale of the Company’s insurance products. Increasing labor costs may also continue to put pressure on the Company’s operational cost control.

3.	Risks relating to investments

In light of the complexity of the domestic and international economies, the uncertain financial markets may adversely affect the Company’s investment income and the book value of its assets. In addition, with the gradual expansion of the investment channels for insurance funds, the Company may invest some of its insurance funds through new investment channels or utilize new investment vehicles, which may have an impact on its investment income and the book value of its assets. Moreover, some of the Company’s assets are held in foreign currencies, which may be adversely affected by exchange rate movements.

In 2012, the Company firmly intends to continue to promote the transformation of development mode and maintain a steady business growth. Given the above mentioned risk factors, the Company firmly intends to adhere to its core development objectives, and may adjust its business development objectives in accordance with market trends, in a timely manner and to an appropriate degree, to efficiently respond to challenges from market competitors and changes in the economy. Meanwhile, the Company firmly intends to improve its product and business structure, and strategically devote more efforts and resources to team building and significant business areas, in an effort to improve the Company’s profitability and ability to achieve sustainable development. The Company believes that it will have sufficient capital to meet its insurance business expenditures and general new investment needs in 2012. At the same time, the Company will make corresponding arrangements in accordance with the capital markets conditions to further implement its business development strategies.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Changes in Share Capital and Shareholdings of Substantial Shareholders

(1)	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

(2)	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

(3)	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

1.	Number of shareholders and their shareholding

Unit: Shares
Total number of shareholders at the end of the Reporting Period	No. of A shareholders: 242,194 No. of H shareholders: 36,280	Total number of shareholders at the end of the last month before the issue date of the annual report	No. of A shareholders: 234,414 No. of H shareholders: 36,174

Particulars of top ten shareholders of the Company

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of pledged or lock- up shares
China Life Insurance (Group) Company	State-owned corporate shareholder	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited[1]	Foreign shareholder	25.72%	7,270,829,102	+17,843,826	—	—
State Development & Investment Corporation[2]	Other	0.18%	49,800,000	—	—	—
China Construction Bank—Changsheng Tongqing Detachable Transaction Stock Securities Investment Fund	Other	0.11%	30,473,170	+30,473,170	—	—
China National Investment & Guaranty Co., Ltd[2]	Other	0.10%	29,200,000	—	—	—
PICC Life Insurance Company Limited—Participating–Participating Products of Individual Life Insurance	Other	0.10%	27,290,623	+19,135,438	—	—
China National Nuclear Corporation[2]	Other	0.07%	20,000,000	—	—	—
China International Television Corporation[2]	Other	0.07%	18,452,300	—	—	—
Ping An Property & Casualty Insurance Company of China, Ltd—Owned Fund	Other	0.06%	16,769,832	+15,364,996	—	—
IFC—Standard Chartered—GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD	Other	0.06%	16,552,328	-2,583,617	—	—

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Changes in Share Capital and Shareholdings of Substantial Shareholders

Details of shareholders	Notes:
	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.
	2.	State Development & Investment Corporation, China National Investment & Guaranty Co., Ltd., China National Nuclear Corporation and China International Television Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.
	3.	The Company was not aware of any connected relationship and concerted parties as defined by the”Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.	Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

	Legal	Registered	Date of
Name of company	representative	capital	incorporation	Main business
CLICNote	Yuan Li	4.6 billion	21 July 2003	Life insurance, health insurance, accident and other types of personal insurance; reinsurance of personal insurance business; businesses for use of funds that are permitted under the national laws and regulations or approved by the State Council; all kinds of personal insurance services, consulting and agency services; other business approved by the CIRC.

Note:	CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the CIRC in 2003, China Life Insurance Company was restructured as CLIC.

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out in below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Changes in Share Capital and Shareholdings of Substantial Shareholders

(4)	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2011, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)(the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

					Percentage of	Percentage of
			Number of		the respective	the total number
Name of substantial shareholder	Capacity	Type of shares	shares held		type of shares	of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%

Blackrock, Inc. (Note 1)	Interest in controlled corporations	H Shares	445,333,380	(L)	5.98%	1.58%
			37,102,207	(S)	0.49%	0.13%

The letter “L” denotes a long position. The letter “S” denotes a short position.

(Note 1):	Blackrock, Inc. was interested in a total of 445,333,380 H shares in accordance with the provisions of Part XV, SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC., BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock International Ltd., BlackRock Pensions Limited, BlackRock Advisors UK Ltd., BlackRock Asset Management Ireland Ltd, BlackRock Investment Management (LUX), BlackRock Fund Managers Ltd and BlackRock Asset Management Deutschland AG were interested in 22,755,313 H shares, 422,578,067 H shares, 286,295,300 H shares, 200,808,300 H shares, 15,134,180 H shares, 605,000 H shares, 125,000 H shares, 83,205 H shares, 37,928,889 H shares, 402,000 H shares, 5,168,000 H shares, 312,000 H shares, 4,813,000 H shares, 51,593,058 H shares, 8,205,480 H shares, 4,464,395 H shares and 655,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Blackrock, Inc.

Blackrock, Inc. held by way of attribution a short position as defined under Part XV, SFO in 37,102,207 H shares (0.49%).

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 31 December 2011, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

I	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	Current Directors

									Other benefits,
									social security,
									and housing		Whether
					Number				provident	Total	receiving
					of shares	Number of		Remuneration	fund paid by	emolument	remuneration
					held at the	shares held		paid/fee	the Company	in RMB ten	and allowance from
					beginning of	at the end of	Reason for	in RMB ten	in RMB ten	thousands	shareholders or
Name	Position	Gender	Age	Term	the year	the year	changes	thousands	thousands	(before tax)	other associates
Yuan Li	Chairman,	Male	49	Since 3 June 2011	0	0	/	22.42	9.94	32.36	No
	Executive Director
Wan Feng	Executive Director	Male	53	Since 25 May 2009	0	0	/	34.58	26.20	60.78	Yes (Paid to the Company)
Lin Dairen	Executive Director	Male	53	Since 25 May 2009	0	0	/	34.20	25.94	60.14	No
Liu Yingqi	Executive Director	Female	53	Since 25 May 2009	0	0	/	34.20	25.94	60.14	No
Miao Jianmin	Non-executive Director	Male	47	Since 25 May 2009	0	0	/	0	0	0	Yes
Shi Guoqing	Non-executive Director	Male	60	Since 25 May 2009	0	0	/	0	0	0	Yes
Zhuang Zuojin	Non-executive Director	Female	60	Since 25 May 2009	0	0	/	0	0	0	Yes
Ma Yongwei	Independent Director	Male	69	Since 25 May 2009	0	0	/	0	0	0	No
Sun Changji	Independent Director	Male	69	Since 25 May 2009	0	0	/	0	0	0	No
Bruce Douglas Moore	Independent Director	Male	62	Since 25 May 2009	0	0	/	32.00	0	32.00	No
Anthony Francis Neoh	Independent Director	Male	65	Since 21 June 2010	0	0	/	30.00	0	30.00	No

Total	/	/	/	/	0	0	/	/	/	275.42	/

Notes:

1.	According to the Procedural Rules for Board of Directors Meetings of China Life Insurance Company Limited, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not be re-elected for more than six years.
2.	The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	On 3 June 2011, Mr. Yuan Li was appointed as an Executive Director of the Company in the Annual General Meeting for the year 2010. On the same day, Mr. Yuan Li was elected as Chairman of the Board of the Company at the thirteenth meeting of the third session of the Board of Directors.
4.	According to the relevant rules and regulations of China, Mr. Ma Yongwei and Mr. Sun Changji, Independent Directors, have not received any emoluments from the Company during the Reporting Period.
5.	According to the relevant rules and regulations of China, the final amount of emoluments of the Chairman and Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

2.	CURRENT SUPERVISORS

									Other benefits,
									social securities, and housing		Whether
					No. of				provident	Total	receiving
					shares	No. of		Remuneration	fund paid by	emolument	remuneration and
					held at the	shares held		paid/fee	the Company	in RMB ten	allowance from
					beginning of	at the end of	Reason for	in RMB ten	in RMB ten	thousands	shareholders or
Name	Position	Gender	Age	Term	the year	the year	changes	thousands	thousands	(before tax)	other associates
Xia Zhihua	Chairperson of the Supervisory Committee	Female	57	Since 25 May 2009	0	0	/	34.20	25.94	60.14	No
Shi Xiangming	Supervisor	Male	52	Since 25 May 2009	0	0	/	58.98	25.02	84.00	No
Yang Hong	Employee Representative Supervisor	Female	45	Since 25 May 2009	0	0	/	56.41	22.26	78.67	No
Wang Xu	Employee Representative Supervisor	Male	44	Since 25 May 2009	0	0	/	56.41	24.14	80.55	No
Tian Hui	Supervisor	Male	60	Since 25 May 2009	0	0	/	15.00	0	15.00	No

Total	/	/	/	/	0	0	/	/	/	318.36	/

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.
2.	The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	According to the relevant rules and regulations of China, the final amount of emoluments of the Chairperson of the Supervisory Committee is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

3.	CURRENT SENIOR MANAGEMENT

Name	Position	Gender	Age	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Remuneration paid in RMB ten thousands	Other benefits, social securities, and housing provident fund paid by the Company in RMB ten thousands	Total emolument in RMB ten thousands (before tax)	Whether receiving remuneration and allowance from shareholders or other associates
Wan Feng	President	Male	53	Since September 2007	0	0	/	34.58	26.20	60.78	Yes (Paid to the Company)
Lin Dairen	Vice President	Male	53	Since August 2003	0	0	/	34.20	25.94	60.14	No
Liu Yingqi	Vice President,	Female	53	Since January 2006	0	0	/	34.20	25.94	60.14	No
	Board Secretary
Liu Jiade	Vice President	Male	49	Since August 2003	0	0	/	34.20	25.94	60.14	Yes (Paid to the Company)
Zhou Ying	Vice President	Male	58	Since August 2008	0	0	/	34.20	25.94	60.14	No
Su Hengxuan	Vice President	Male	49	Since August 2008	0	0	/	34.20	25.94	60.14	No
Miao Ping	Vice President	Male	53	Since December 2009	0	0	/	34.20	25.94	60.14	No
Xu Hengping	Chief Operating Officer	Male	53	Since August 2010	0	0	/	31.90	21.05	52.95	No
Li Mingguang	Chief Actuary	Male	42	Since March 2012	0	0	/	—	—	—	No

Total	/	/	/	/	0	0	/	/	/	474.57	/

Notes:

1.	The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
2.	According to the relevant rules and regulations of China, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.
3.	With the approval given at the seventeenth meeting of the third session of the Board of Directors and the approval from CIRC, Mr. Li Mingguang was appointed as the Chief Actuary of the Company since 26 March 2012.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

4.	RE-DESIGNATION AND RETIREMENT OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Previous position	Gender	Age	Term	Remuneration paid in RMB ten thousands	Other benefits, social securities, and housing provident fund paid by the Company in RMB ten thousands	Total emolument in RMB ten thousands (before tax)	Whether receiving remuneration and allowance from shareholders or other associates	Reason for changes
Yang Chao	Chairman, Executive Director	Male	62	25 May 2009- 3 June 2011	16.01	16.17	32.18	No	Retired due to his age
Hwei-Chung Shao	Chief Actuary	Female	57	March 2007- February 2012	316.34	97.21	413.55	No	Expiration of her employment contract

Total	/	/	/	/	/	/	445.73	/	/

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

DIRECTORS

Mr. Yuan Li, born in 1962, Chinese

Mr. Yuan became the Chairman of the Company in June 2011. He became the President of China Life Insurance (Group) Company in May 2011. Mr. Yuan has many years of experience in banking, insurance and regulatory areas. From 1998 to 2011, Mr. Yuan worked in China Insurance Regulatory Commission, as Director of Policies and Regulations Department, Director of Development and Reform Department, Assistant to Chairman and Press Spokesman. From 1990 to 1998, he worked in China Ping An Insurance Company, as General Manager of China Ping An Insurance (U.S.) Company Limited, General Manager of Administration Department and Assistant Manager of Property and Casualty Insurance Department of China Ping An Insurance Company. Mr. Yuan started his career in insurance industry since 1984 when he joined Jilin Branch of the People’s Insurance Company of China. After graduating from university in 1982, Mr. Yuan engaged in credit work in Panshi Branch of the People’s Bank of China. Mr. Yuan obtained a Ph.D in Finance from the School of Economics, Peking University as an on-job postgraduate, and obtained the titles of Senior Economist, Associate Research Fellow and Research Fellow.

Mr. Wan Feng, born in 1958, Chinese

Mr. Wan became the President of the Company in September 2007, and at the same time he became the Vice President of China Life Insurance (Group) Company, a Director of China Life Asset Management Company Limited, a Director of China Life Property and Casualty Insurance Company Limited, a Director of China Life Pension Company Limited, and a Director of China Guangfa Bank Co., Ltd.. He became an Executive Director of the Company from June 2006 and served as a Vice President of the Company from 2003. On 31 January 2007, it was resolved by the Board of Directors to authorize Mr. Wan Feng to be responsible for the day-to-day operations and management of the Company. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a Doctorate in Finance from Nankai University in Tianjin. Having worked with the Company’s Jilin Branch, the Company’s Shenzhen Branch, the Company’s Hong Kong Branch and Hong Kong Taiping Life Insurance Company, he has accumulated 30 years of experience in the life insurance industry. Mr. Wan, a Senior Economist, was awarded special allowance by the State Council. He is currently Director of the China Life Foundation, Deputy Director of the China Association of Actuaries, Deputy Director of the Insurance Association of China, Executive Director of the Insurance Institute of China and Director of the China Insurance Guarantee Fund Committee.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

Mr. Lin Dairen, born in 1958, Chinese

Mr. Lin became an Executive Director of the Company on 27 October 2008. Mr. Lin served as the Vice President of the Company since 2003 and served as the Executive Director and President of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, who is a Senior Economist and awarded special allowance by the State Council, has worked in the life insurance industry for 30 years and has accumulated extensive experience in operation and management. He is currently the Executive Director of the Insurance Institute of China, the Executive Director of the Labor Institute of China and the Executive Director of Peking University China Center for Insurance and Social Security Research.

Ms. Liu Yingqi, born in 1958, Chinese

Ms. Liu became an Executive Director of the Company on 27 October 2008. Ms. Liu served as the Vice President of the Company since January 2006 and acted as Board Secretary from 30 May 2008. Ms. Liu became a Director of China Life Pension Company Limited in November 2006. Ms. Liu was the Chairperson of the Supervisory Committee of the Company between August 2003 and January 2006. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 25 years of experience in operation and management of the life insurance business and in insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management. She is currently the Director of the Insurance Institute of China.

Mr. Miao Jianmin, born in 1965, Chinese

Mr. Miao became a Non-executive Director of the Company on 27 October 2008. Mr. Miao became a Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council), the Director of the Insurance Association of China, the Director of China Finance 40 Forum and a member of the expert panel for the planning of the People’s Bank of China’s “12th Five-year Program for Development and Reform of the Financial Industry”. He was awarded special allowance by the State Council. In 2009, he was named as a “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a major in Money and Banking in 1989. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.

Mr. Shi Guoqing, born in 1952, Chinese

Mr. Shi became a Non-executive Director of the Company in 2004. Mr. Shi served as the Vice President of China Life Insurance (Group) Company from August 2003, the Chairman of China Life Insurance (Overseas) Co., Ltd., Director of Beijing Oriental Plaza Company Limited, Director of China World Trade Center Limited, Director of China World Trade Center Company Limited, Director of China World Trade Investments Limited, Chairman of Shanghai PICC Tower Limited and Director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Mr. Shi graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi, a Senior Economist, has over 35 years of experiences in the insurance industry, and has accumulated extensive experiences both in the operation and management of insurance businesses.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

Ms. Zhuang Zuojin, born in 1951, Chinese

Ms. Zhuang became a Non-executive Director of the Company from June 2006, and served as the Vice President of China Life Insurance (Group) Company from August 2003, and the Director of China Life Asset Management Company Limited from June 2004. She acted as a Director of China Life Franklin Asset Management Company Limited from May 2006. Ms. Zhuang graduated from Correspondence College of CCP School, majoring in Economics and Management, and studied Probability and Statistics (major in Insurance Actuarial Science) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a Senior Accountant, has worked in the insurance industry for over 31 years, and has accumulated extensive experiences both in the operation and management of insurance businesses. She is currently the Vice President of Financial Accounting Society of China.

Mr. Ma Yongwei, born in 1942, Chinese

Mr. Ma became an Independent Director of the Company in 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the Chairman of China Insurance Regulatory Commission from 1998 to 2002. From 1996 to 1998, he served as the Chairman and General Manager of former China Insurance Group Company. From 1994 to 1996, he served as the Chairman and General Manager of the former People’s Insurance Company of China. From 1984 to 1994, Mr. Ma served as Governor of the Agricultural Bank of China. Mr. Ma graduated from the Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma, a Researcher, has over 39 years of experience in the banking industry and the insurance industry.

Mr. Sun Changji, born in 1942, Chinese

Mr. Sun became an Independent Director of the Company in May 2009. From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as Section Head, Workshop Director, Deputy Factory Manager and Factory Manager. In July 1991, he was appointed as Deputy Director-general of the production department of the Ministry of Machinery Industry of the PRC, and he became Vice Minister of the Ministry of Machinery Industry of the PRC in April 1993. In April 1998, he became First Deputy Director-general of the State Administration of Machinery Industry of the PRC (deputy ministerial level). He became Deputy Party Secretary and Vice President (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as President of China Orient Asset Management Corporation. He became Vice Chairman of Bank of China in November 2000, Vice Chairman of Bank of China (Hong Kong) Limited in September 2001 and Secretary of Commission for Discipline Inspection of Bank of China in June 2003 concurrently. From August 2004, he has served as Vice Chairman of Bank of China (Hong Kong) Limited and Vice Chairman of China Machinery Industry Federation concurrently. Mr. Sun, now a Researcher-Level Senior Engineer, graduated from Tsinghua University in September 1966.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

Mr. Bruce Douglas Moore, born in 1949, American

Mr. Moore became an Independent Director of the Company in May 2009. From 2002 to 2007, Mr. Moore was Partner-in-charge of Asian actuarial services for Ernst & Young. He was based in Beijing for this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. Since 2002, he was responsible for actuarial services in Asian market (excluding Japan) in Ernst & Young’s Beijing office. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, majoring in Applied Mathematics. Mr. Moore has obtained FSA, FCAS, MAAA and CFA qualifications. Mr. Moore has over 36 years of experience serving the insurance industry as an executive or a consultant.

Mr. Anthony Francis Neoh, born in 1946, Chinese

Mr. Neoh became an Independent Director of the Company in June 2010. He currently serves as a member of the International Consultation Committee of the CSRC. He previously served as Chief Advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, Chairman of the Hong Kong Securities and Futures Commission, etc. From 1996 to 1998, he was Chairman of the Technical Committee of the International Organisation of Securities Commissions. He was appointed as Queen’s Counsel (since retitled as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a Non-executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an Independent Non-executive Director of the Link Management Limited, Manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since August 2004, he has been serving as an Independent Non-executive Director of Bank of China Limited.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

SUPERVISORS

Ms. Xia Zhihua, born in 1955, Chinese

Ms. Xia became the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia served as the State Council’s representative in Supervisory Committee of state-owned important financial institutions, Designated Supervisor of bureau-level and assistant bureau-level grade official from July 2000 to December 2005. Ms. Xia acted as an assistant inspector of National Treasury Bureau of the Ministry of Finance in June 2000, a Deputy Director of National Debt and Finance Bureau of the Ministry of Finance from July 1998 to June 2000, and a Deputy Director of National Debt Bereau of the Ministry of Finance from July 1997 to June 1998. Ms. Xia graduated from Xiamen University, majoring in Politics and Economics at the Department of Economics, and majoring in World Economics at the College of Economics from February 1978 to November 1984, and received a BA degree and a MA degree in Economics respectively. Ms. Xia is also the Executive Director of China Institution of Internal Audit, and obtained the qualification of Certified Internal Auditor (CIA).

Mr. Shi Xiangming, born in 1959, Chinese

Mr. Shi became a Supervisor of the Company in May 2009, and served as the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as Deputy General Manager of the Human Resources Department and Office Director in the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Beijing University, and received a Bachelor’s degree in Science.

Ms. Yang Hong, born in 1967, Chinese

Ms. Yang became a Supervisor of the Company in October 2006, and is currently the Deputy General Manager (in charge) of the R&D Center of the Company. From July 2003 to January 2011, Ms. Yang served as Assistant General Manager and Deputy General Manager of the Business Management Department and General Manager of the Customer Service Department of the Company. Ms. Yang graduated from Computer Department of Jilin University with a Bachelor’s degree.

Mr. Wang Xu, born in 1967, Chinese

Mr. Wang became a Supervisor of the Company in May 2009, and served as the Chief of General Office of the Company since April 2009. He served as Deputy Chief (in charge) of the General Office, Deputy General Manager of the Group Life Insurance Sales Department, and Deputy Chief, Chief and Deputy General Manager of the Health Insurance Department of the Company from January 1999 to April 2009. He also served as doctor-in-charge of the Orthopedics Department of China Aerospace Central Hospital from 1989 to 1999. Mr. Wang graduated from Suzhou Medical Institute with a Bachelor’s degree in Medicine in 1989 and obtained a financial MBA degree from Chinese University of Hong Kong in 2004. Mr. Wang is an associate senior doctor.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

Mr. Tian Hui, born in 1951, Chinese

Mr. Tian became a Supervisor of the Company in June 2004. He is currently the Vice Chairman and Party Secretary of China Coal Technology & Engineering Group Corp, the Vice President of China National Coal Association, and the Deputy Director of Coal Industry Committee of Technology. He was the Director and Party Secretary of China Coal International Engineering Research Institute from June 2006 to April 2008, and Director and Deputy Party Secretary of China Coal International Engineering Research Institute from 2000 to 2006. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level Senior Engineer and a Master of China Construction Design, and was awarded special allowance by the State Council.

SENIOR MANAGEMENT

Mr. Wan Feng, please see the section “Directors” for his profile.

Mr. Lin Dairen, please see the section “Directors” for his profile.

Ms. Liu Yingqi, please see the section “Directors” for her profile.

Mr. Liu Jiade, born in 1963, Chinese

Mr. Liu became a Vice President of the Company in 2003 and a Director of China Life Asset Management Company Limited from June 2004. Mr. Liu served as Director of China Life Franklin Asset Management Company Limited from May 2006, and became the Director of China Guangfa Bank Co., Ltd. since December 2006. He became the Vice Director of the Finance Bureau of the Ministry of Finance since 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a Bachelor’s degree in Public Finance. He is currently the Director of the Insurance Institute of China and a member of the State Ministry of Finance Accounting Information Committee.

Mr. Zhou Ying, born in 1954, Chinese

Mr. Zhou became the Vice President of the Company since August 2008 and served as the secretary of the commission for disciplinary inspection of the Company since November 2006. Mr. Zhou served as a Designated Supervisor (at Deputy Bureau level) and as Director of the Fifth Office (at Deputy Bureau level) in Beijing State-owned Enterprise Supervisory Committee from May 2004 to November 2006. Mr. Zhou graduated from University of Science and Technology of China with a Master’s degree in Business Administration.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

Mr. Su Hengxuan, born in 1963, Chinese

Mr. Su became the Vice President of the Company since August 2008. Mr. Su served as Assistant to President of the Company from January 2006 to July 2008. Mr. Su acted as Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became the Director of Insurance Professional College from December 2006. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983, graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance, and graduated from the School of Management in University of Science and Technology of China in July 2011 with a Ph.D in Management, majoring in Management Science and Engineering. Mr. Su, a Senior Economist, has over 29 years of experience in the Chinese life insurance industry and insurance management. He is currently the Chairman of Insurance Marketing Association of Insurance Association of China.

Mr. Miao Ping, born in 1958, Chinese

Mr. Miao became the Vice President of the Company in December 2009. He served as the General Manager of the Company’s Jiangsu branch from September 2006. Mr. Miao has served as the General Manager of the Company’s Jiangxi branch from September 2004 and has been a Deputy General Manager of the Company’s Jiangsu branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a Senior Economist, has over 30 years of experience in the operation of life insurance business and the management of insurance business.

Mr. Xu Hengping, born in 1958, Chinese

Mr. Xu served as the Chief Operating Officer of the Company since August 2010. Mr. Xu had been the General Manager of the Company’s Fujian branch from April 2007, Deputy General Manager of the Company’s Fujian branch from December 2002 and Assistant to the General Manager of the Company’s Fujian branch from September 1998. Mr. Xu once took positions in Fuzhou Life Insurance Company Limited and Longyan branch of the Company. Mr. Xu graduated from Fujian Institute of Financial Administrators in 1987, majoring in insurance, and from the Network College of Hunan University in 2004, majoring in Finance. Mr. Xu also studied in the Graduate School of Xiamen University, majoring in monetary banking. Mr. Xu, a Senior Economist, has over 32 years of experience in life insurance management.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li served as the Chief Actuary of the Company since March 2012. Mr. Li joined the Company in 1996 and subsequently served as Deputy Director, Director, Assistant to General Manager of Product Development Department, Responsible Actuary of the Company and General Manager of Actuarial Department. He graduated from Shanghai Jiao Tong University in Computer Science with a Bachelor’s degree in 1991, Central University of Finance and Economics in Actuarial Science with a Master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Work Committee and the Secretary-general of the first session of the China Association of Actuaries. He is currently the Secretary-general of the China Association of Actuaries and a Guest Director of the board of directors of the Insurance Institute of China.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

COMPANY SECRETARY

Mr. Heng Kwoo Seng, born in 1948, Chinese

Mr. Heng is the Company Secretary of the Company. Mr. Heng was the Managing Partner of Morison Heng, and is currently the Consultant of the firm. Prior to that, he served as the Manager of the Finance Department of Ka Wah Bank Ltd. and as an Audit Supervisor of Peat Matwick Mitchell & Co. in the United Kingdom. Mr. Heng was a fellow member of the Institute of Chartered Accountants in England and Wales, and had over 20 years of experience in serving as company secretary of listed companies in Hong Kong.

QUALIFIED ACCOUNTANT

Mr. Yang Zheng, born in 1970, Chinese

Mr. Yang became the Qualified Accountant of the Company in 2006. He served as Assistant to the General Manager, Deputy General Manager and General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since 2009 and has been a Director of Sino-Ocean Land Holdings Limited since 2011. Mr. Yang was the Senior Financial Analyst of MOLEX in America between 2000 and 2005. Mr. Yang graduated from Beijing University of Technology in Electric Manufacturing in 1993 and obtained a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in America in 2000. He is a member of American Institute of Certified Public Accountants (AICPA) and a member of the Association of Chartered Certified Accountants (ACCA).

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Directors, Supervisors, Senior Management and Employees

II	POSITIONS HOLD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN THE SHAREHOLDERS OF THE COMPANY

Name	Name of shareholder	Position	Term	Whether receiving remuneration and allowance from shareholders
Wan Feng	China Life Insurance (Group) Company	Vice President	Since September 2007	No
Miao Jianmin	China Life Insurance (Group) Company	Vice President	Since December 2005	No

III	EMPLOYEES

As at the end of the Reporting Period, we have 100,319 employees. The Company does not have any retired employees for which extra costs have to be incurred.

As at the end of the Reporting Period, our employee structure is as follows:

1.	Expertise

Class of Expertise	Number of Employees
Management and administration	20,880
Sales and sales management	28,480
Finance and auditing	6,874
Insurance verification, claim processing and customer services	32,853
Other expertise and technicians	3,750
Others	7,482

2.	Education Level

Education Level	Number of Employees
Master or above	2,151
Bachelor	39,860
College Diploma	42,706
Secondary School	15,073
Others	529

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

OVERVIEW

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and its system of accountability, achieve the above-mentioned aims of the Company, operate in a more systematic manner and boost the confidence of investors.

(I)	Summary of corporate governance

(Corporate Governance Structure Chart)

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, actively serve the interest of public investors and enhance its transparency. By setting up an effective accountability system, the Company strengthens the standardization of its operation so as to enhance its image and position in the capital market.

1.	The Company has set up a relatively standardized and comprehensive corporate governance structure strictly in accordance with relevant laws, regulations and regulatory rules, such as the Company Law and the Securities Law of the PRC. There were no major differences between the corporate governance structure of the Company being implemented and that prescribed and required in the relevant documents of the CSRC. The Company complied with all code provisions under the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules published by the HKSE (the “Code”).

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

2.	The Company has streamlined its corporate governance system, timely revised its Articles of Association, the “Procedural Rules for Board Meetings” and the terms of reference of relevant specialized Board committees pursuant to the newly enacted laws and regulations of its listed jurisdictions and in line with the Company’s development needs. In 2011, the Company improved its existing system by revising and formulating more than 10 rules and regulations, such as the “Working Rules for Board Secretary of China Life Insurance Company Limited”, the “Annual Report Work System for Independent Directors and Audit Committee of China Life Insurance Company Limited”, the “Management System for Shares Held by Directors, Supervisors and Senior Management of China Life Insurance Company Limited and the Change in their Shareholdings” and the “Procedural Rules for Budget, Execution and Assessment Committee Meetings”, according to regulatory requirements with a view to further improving its corporate governance system. Shareholders’ General Meetings, Board Meetings and Supervisory Committee Meetings of the Company have been functioning independently and efficiently pursuant to Articles of Association and their respective rules and procedures.

3.	In accordance with the requirements of the CSRC and relevant provisions of its Articles of Association,the Company continuously improved decision-making mechanism for its Board. The Board has been accountable to shareholders of the Company with respect to their assets and resources entrusted to it for the performance of its duty of corporate governance. All members of the Board have taken the initiative to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. The Company has gradually improved the ancillary mechanism for the operation of the Board. The launch of a daily financial information inquiry system for its Non-executive Directors and Independent Directors ensures that the Non-executive Directors and Independent Directors are well informed of the development of the Company in a comprehensive and timely manner so that they can accurately determine the status of the Company’s operation. By setting up a mechanism of regular reporting of business development strategy and marketing tactics, the management of the Company can report the business operation, development strategies and marketing tactics to the Board in a timely manner, which would therefore provide a basis for the decision-making of the Board.

4.	The Company has actively promoted the establishment of corporate governance for the continuous improvement of its corporate governance structure. To strengthen the general control over budget and optimize resource and policy allocation, the Board has set up a Budget, Execution and Assessment Committee to further strengthen the support for the Board’s decisions and the supervision over their implementation. At present, the Board has five specialized Board committees, which consists of the Audit Committee, Nomination and Remuneration Committee, Risk Management Committee, Strategy and Investment Decision Committee, and Budget, Execution and Assessment Committee. These specialized Board committees conduct studies on specific matters, hold meetings on both regular and ad hoc basis, communicate with the management, provide advice and recommendations for Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and capabilities. In order to fully exercise the functions of the specialized Board committees, a working group of each of the Risk Management Committee and the Audit Committee has been established to further improve the work mechanism of specialized Board committees.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

5.	The Company continues to promote the operational efficiency of the Supervisory Committee. The Supervisory Committee of the Company has set up five working groups for supervision of special projects, namely, the Consultation Working Group for Changes in Financial Policies, Consultation Working Group for Major Connected Transactions, Working Group for Effective Preparation of Financial Reports, Consultation Working Group for Compliance of Major Investment Decisions and Consultation Working Group for Establishment of the Company’s Systems, to promote the efficiency and professional standards of supervision work of the Supervisory Committee. Members of the Supervisory Committee attended meetings of the Board, and attended each meeting of the specialized Board committees respectively so as to perform their supervisory role in a serious manner.

6.	The Company continues to strengthen its management on information disclosure and actively launch activities for investor relations. The Company has consistently made information disclosure pursuant to the requirements of the listing rules in its listed jurisdictions, implemented its policies on communication with shareholders in an efficient and effective manner and continuously enhanced its communication with investors, thus ensuring that all shareholders and investors have access to information about the Company in an open, fair, true and accurate manner, and the level of transparency of the Company’s operations has been further improved.

7.	The Board and Supervisory Committee of the Company conducted extensive on-site inspection activities. Members of the Board carried out on-site inspections of local branches of the Company in several occasions, which enabled them to have a deeper understanding of the business development, operations management and infrastructures of the Company’s local branches, and to carry out inspections over the implementation of operational decisions made by the Board at a local level. In addition to on-site inspections of local branches of the Company, members of the Supervisory Committee carried out on-site inspections of special projects on corporate governance and risk management and control, thereby further widening its horizon on corporate governance and acquiring more experiences on risk management, control and prevention.

8.	Directors and Supervisors of the Company actively attended various regulatory training courses. They attended training courses held by the CIRC and the Beijing Securities Regulatory Bureau for Directors, Supervisors and senior management and training course held by SSE and the Hong Kong Institute of Chartered Secretaries; consistently implemented the requirements of the “Notice of the General Office of State Council on Forwarding the Opinions of the China Securities Regulatory Commission and other Relevant Departments on Preventing and Controlling Insider Trading on Capital Markets” in a serious manner and organized and conducted studies and examination on prevention of insider trading; actively consolidated, streamlined and improved the systems of the Company based on its actual needs and the revised requirements of the Code published by the HKSE, so as to obtain updates on relevant regulatory policies and improve the corporate governance of the Company in a timely manner.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

(II)	Development of the corporate governance system

For the purpose of further promoting the management of information disclosure and insider information, the Company, having taken into account the regulatory requirements and its own practice, formulated special rules and regulations, such as the “Provisional Measures of China Life Insurance Company Limited for the Administration of Persons Who Have Knowledge of Insider Information”, the “Annual Report Work System for Independent Directors and Audit Committee of China Life Insurance Company Limited”, the “Management System for Shares Held by Directors, Supervisors and Senior Management of China Life Insurance Company Limited and the Change in their Shareholdings”, the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, on the basis of the “Regulations for Information Disclosure of China Life Insurance Company Limited” and the “Internal Reporting System for Material Information of China Life Insurance Company Limited”. The above-mentioned rules and regulations were printed and distributed to relevant units and departments for study and implementation after being examined and approved by the Board. During the year of 2011, the Company attached great importance to the management of insider information and strictly implemented the system for the administration of registration of persons who have knowledge of insider information. For projects relating to the preparation of annual reports, connected transactions or major investments, a reminder of insider information had been sent to all functional departments, intermediaries, shareholders and regulatory authorities of the Company, a confidentiality agreement had been signed in respect thereof and the procedures for registration of persons who have knowledge of insider information had been completed.

The Company stepped up its studies and researches on all regulatory requirements and continued to perfect the rules and regulations of corporate governance in its practices. In order to increase its accuracy and effectiveness of the Board’s decision-making, the Company prepared handbooks containing the latest rules and regulations of various listed jurisdictions and regulatory authorities for the Board’s reference in a timely manner. In 2011, the Company published five issues of Reference Materials to ensure that the Board comprehended the latest regulatory requirements.

SHAREHOLDERS’ GENERAL MEETING

The Shareholders’ General Meeting, as an organ of highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Supervisors, review and approval of the reports of the Board and the Supervisory Committee, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the Shareholders’ General Meeting. The Company ensures that all shareholders have equal status so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

Shareholders’ General Meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Newspapers in which resolutions were published	Date of publication of resolutions
Annual General Meeting for the year 2010	3 June 2011	China Securities Journal, Shanghai Securities News and Securities Times	4 June 2011
First Extraordinary General Meeting for the year 2011	14 October 2011	China Securities Journal, Shanghai Securities News and Securities Times	15 October 2011

BOARD

The Board is a standing decision-making body of the Company and its main duties include the following: performing the function of corporate governance of the Company, convening Shareholders’ General Meetings, implementing resolutions passed at such meetings, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, reviewing internal control systems and implementing the corporate governance policies of the Company. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and of Board committees of which they are members, providing independent opinions at meetings of the Board and of Board committees, resolving any potential conflict of interest, serving on the Audit Committee, Nomination and Remuneration Committee and other specialized Board committees and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

On 3 June 2011, Mr. Yang Chao, the former Chairman of the Company, tendered his resignation as Chairman and Executive Director due to age. On the same date, Mr. Yuan Li was elected as Executive Director at the Shareholders’ General Meeting. At the 13th meeting of the third session of the Board, Mr. Yuan Li was elected as the Chairman of the third session of the Board. At present, the Board consists of 11 members, including 4 Executive Directors, 3 Non-executive Directors and 4 Independent Directors. The number of Independent Directors complies with the minimum requirement of 3 Independent Directors under the Listing Rules of the HKSE and the recommended best practices under the Code that one-third of the Board be represented by Independent Directors. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses according to regulatory requirements. So far as the Company is aware, no financial, business, family or other material relationship exists among Board members, members of the Supervisory Committee or senior management (including between the Chairman, Mr. Yuan Li and the President, Mr. Wan Feng).

In 2011, all Independent Directors of the Company possessed extensive experience in various fields, such as economics, insurance, management, finance and accounting. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the Shareholders’ General Meeting for a term of three years and may be re-elected on expiry of the three-year term.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least five times a year for the examination and approval of proposals, such as annual budget, annual report, interim report, first quarter and third quarter reports, and related financial reports, respectively. Meetings are convened by the Chairman and 14 days’ notice is given to all Directors before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2011, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board of Directors has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation was found which would have material adverse impacts on the Company’s ongoing operation.

Regular Board meetings are held mainly to review the quarterly, interim and annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Supervisory Committee, more than 2 Independent Directors, the Chairman or the President. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the Board meeting need not be convened and such resolution in writing shall become an effective resolution. If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting rights on the matter to be considered and shall not be counted in the quorum for the Board meeting.

All Directors shall have access to the advice and services of the Company Secretary and the Board Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and commenting upon by any Director.

1.	Regular meetings of the Board convened in 2011

		Newspapers in which resolutions	Date of publication
Session of the meeting	Date of the meeting	were published	of resolutions
11th Meeting of the Third Session of the Board	22 March 2011	China Securities Journal, Shanghai Securities News and Securities Times	23 March 2011
12th Meeting of the Third Session of the Board	25 April 2011	China Securities Journal, Shanghai Securities News and Securities Times	26 April 2011
13th Meeting of the Third Session of the Board	3 June 2011	China Securities Journal, Shanghai Securities News and Securities Times	4 June 2011
14th Meeting of the Third Session of the Board	23 August 2011	China Securities Journal, Shanghai Securities News and Securities Times	24 August 2011
15th Meeting of the Third Session of the Board	27 October 2011	China Securities Journal, Shanghai Securities News and Securities Times	28 October 2011

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

The resolutions passed at the above Board meetings were published on the HKExnews website of the Hong Kong

Exchanges and Clearing Limited as overseas regulatory announcements.

Pursuant to the requirements of the recommended best practices in the Code published by the HKSE, the Company convened a special meeting on 27 October 2011, which was presided by its Chairman, Mr. Yuan Li and attended by the Company’s Non-executive Directors and Independent Directors. The purpose of the meeting was to consult with, and solicit advice and recommendations from all Non-executive Directors and Independent Directors in respect of the operation, management, capital allocation and systems of the Company.

2.	Meetings and attendance

In 2011, 5 Board meetings were held, of which 3 were physical meetings and 2 were combined physical and telephony meetings. The attendance records of individual Directors are as follows:

									Whether the
									Director
									failed to
		Number of	Number of	Number of		Number of			attend two
		meetings the Director	meetings	meetings		meetings		Number of	consecutive
		was required to attend	physically	attended		attended		meetings	meetings
Name of Director	Type of Director	during the year	attended	by telephony		by proxies		absent	in person
Yang Chao	Executive Director Note 1	3	3	0		0		0	N	o
Yuan Li	Executive Director	3	3	0		0		0	N	o
Wan Feng	Executive Director	5	5	0		0		0	N	o
Lin Dairen	Executive Director	5	4	0		1	Note 2	0	N	o
Liu Yingqi	Executive Director	5	5	0		0		0	N	o
Miao Jianmin	Non-executive Director	5	5	0		0		0	N	o
Shi Guoqing	Non-executive Director	5	5	0		0		0	N	o
Zhuang Zuojin	Non-executive Director	5	4	0		1	Note 3	0	N	o
Ma Yongwei	Independent Director	5	2	1	Note 4	2	Note 5	0	N	o
Sun Changji	Independent Director	5	3	1	Note 6	1	Note 7	0	N	o
Bruce Douglas Moore	Independent Director	5	5	0		0		0	N	o
Anthony Francis Neoh	Independent Director	5	5	0		0		0	N	o

Notes:

1.	On 3 June 2011, Mr. Yang Chao resigned from his posts of Chairman and Executive Director of the Company;
2.	At the fifteenth meeting of the third session of the Board held on 27 October 2011, Mr. Lin Dairen gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting;
3.	At the fifteenth meeting of the third session of the Board held on 27 October 2011, Ms. Zhuang Zuojin gave written authorization for Mr. Shi Guoqing to act as her proxy to attend and vote at the meeting;
4.	At the twelfth meeting of the third session of the Board held on 25 April 2011, Mr. Ma Yongwei attended the meeting by way of telephony;

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

5.	At the eleventh meeting of the third session of the Board held on 22 March 2011, Mr. Ma Yongwei gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting; at the thirteenth meeting of the third session of the Board held on 3 June 2011, Mr. Ma Yongwei gave written authorization for Mr. Bruce Douglas Moore to act as his proxy to attend and vote at the meeting;
6.	At the fifteenth meeting of the third session of the Board held on 27 October 2011, Mr. Sun Changji attended the meeting by way of telephony;
7.	At the thirteenth meeting of the third session of the Board held on 3 June 2011, Mr. Sun Changji gave written authorization for Mr. Anthony Fracis Neoh to act as his proxy to attend and vote at the meeting.

From the end of year 2011 up to the Latest Practicable Date (26 March 2012), 2 Board meetings were held. The attendance records of individual Directors are as follows:

									Whether the
									Director
									failed to
		Number of	Number of	Number of		Number of			attend two
		meetings the Director	meetings	meetings		meetings		Number of	consecutive
		was required to attend	physically	attended		attended		meetings	meetings
Name of Director	Type of Director	during the year	attended	by telephony		by proxies		absent	in person
Yuan Li	Executive Director	2	1	0		1	Note 1	0	N	o
Wan Feng	Executive Director	2	2	0		0		0	N	o
Lin Dairen	Executive Director	2	2	0		0		0	N	o
Liu Yingqi	Executive Director	2	2	0		0		0	N	o
Miao Jianmin	Non-executive Director	2	2	0		0		0	N	o
Shi Guoqing	Non-executive Director	2	2	0		0		0	N	o
Zhuang Zuojin	Non-executive Director	2	2	0		0		0	N	o
Ma Yongwei	Independent Director	2	1	0		1	Note 2	0	N	o
Sun Changji	Independent Director	2	2	0		0		0	N	o
Bruce Douglas Moore	Independent Director	2	2	0		0		0	N	o
Anthony Francis Neoh	Independent Director	2	1	1	Note 3	0		0	N	o

Notes:

1.	At the seventeenth meeting of the third session of the Board held on 26 March 2012, Mr. Yuan Li gave written authorization for Mr. Wan Feng to act as presider of the meeting and gave written authorization for Mr. Miao Jianmin to act as his proxy to attend and vote at the meeting;
2.	At the sixteenth meeting of the third session of the Board held on 5 January 2012, Mr. Ma Yongwei gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting;
3.	At the sixteenth meeting of the third session of the Board held on 5 January 2012, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

3.	Performance of duties by Independent Directors

In 2011, all Independent Directors of the Company possessed extensive experience in various fields, such as insurance, management, finance and accounting, and law. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending Board meetings of the Company in 2011, examining and approving the Company’s business development, financial management and connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operation and any possible operational risks of the Company in a timely manner, expressing their opinions and exercising their functions and powers at Board meetings and actively performing their duties as Independent Directors in an effective manner.

In 2011, the Company provided various materials to Independent Directors, which enabled them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

In 2011, the Independent Directors of the Company inspected local branches of the Company in Xinjiang and Zhejiang, etc. and carried out on-site inspections of the business, operations and management of the Company.

During the Reporting Period, no Independent Director has raised any objection against Board resolutions or other matters of the Company.

4.	Implementation by the Board of resolutions adopted at Shareholders’ General Meetings

During the Reporting Period, the Company convened two Shareholders’ General Meetings. The Board made decisions strictly within the authorizations given under the Shareholders’ General Meetings, performed its duties and functions with diligence and implemented the resolutions adopted at the Shareholders’ General Meetings pursuant to the relevant requirements of the Company Law and Securities Law of the PRC and its Articles of Association.

The profit distribution plan of the Company for 2010 was considered and approved at the Annual General Meeting for the year 2010, being a resolution to “declare a dividend of RMB0.40 per share in cash (including taxes)” (equivalent to HK$0.47978). The record date for the entitlement to dividend payment on A Shares was 17 June 2011; ex-dividend date was 20 June 2011 and dividend payment date was 29 June 2011. The announcement for profit distribution in 2010 was published in the China Securities Journal, Shanghai Securities News and Securities Times on 14 June 2011. Dividends on H Shares were distributed to the holders of H Shares whose names appeared on the H Share register of members on 3 June 2011 and the payment in respect thereof was made on 24 August 2011. Resolutions adopted at the Shareholders’ General Meeting and the announcement regarding the distribution of final dividend were posted on the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on 3 June 2011. The implementation of the above distribution plan has been completed.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

The resolution regarding the issuance of subordinated term debts of the Company was considered and approved at the First Extraordinary General Meeting for the year 2011. It was approved at the meeting that the Company would issue subordinated term debts of not more than RMB30 billion to replenish its supplementary capital. In October 2011, the Company issued subordinated term debts of RMB30 billion to qualified investors who meet the relavant regulatory requirements, the proceeds from which would be used to replenish the Company’s supplementary capital and to raise the solvency ratio.

CHAIRMAN AND PRESIDENT

In June 2011, Mr. Yang Chao, the former Chairman of the Company, tendered his resignation as Chairman and Executive Director due to age. On 3 June 2011, Mr. Yuan Li was elected as Executive Director at the Shareholders’ General Meeting. At the thirteenth meeting of the third session of the Board held on the same date, Mr. Yuan Li was elected as the Chairman of the third session of the Board. The Chairman is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending Annual General Meetings and arranging attendance by chairpersons of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, and exercising other rights conferred on him by the Board. The Chairman is accountable to and reports to the Board. Mr. Wan Feng was the President of the Company. The President is responsible for the day-to-day operations of the Company, including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

SUPERVISORY COMMITTEE

Pursuant to the Company Law of the PRC and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee performs the following duties in accordance with the Company Law, the Articles of Association and the Procedural Rules for the Supervisory Committee Meetings: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the Shareholders’ General Meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by Board of Directors; to propose the convening of extraordinary Shareholders’ General Meetings, to propose resolutions at Shareholders’ General Meetings and to perform any other duties under the laws, regulations and supervisory rules of the Company’s onshore and offshore listed jurisdictions.

The Supervisory Committee is accountable to the shareholders and reports its work to the Shareholders’ General Meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc.

The Supervisory Committee currently consists of Ms. Xia Zhihua, Mr. Shi Xiangming, Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui, with Ms. Xia Zhihua acting as the Chairperson of the Supervisory Committee. Of the members of the Supervisory Committee, Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui are Non-employees’ Representative Supervisors, and Ms. Yang Hong and Mr. Wang Xu are Employees’ Representative Supervisors.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

Meetings of the Supervisory Committee are convened by the chairperson of the Supervisory Committee. According to the Articles of Association, the Company formulated the “Procedural Rules for Supervisory Committee Meetings” and established protocols for Supervisory Committee Meetings. Supervisory Committee Meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least four regular meetings each year, mainly to adopt and review financial reports and annual reports, and examine the financial conditions and internal control of the Company. Ad-hoc meetings are convened when necessary.

1.	Meetings and attendance

In 2011, 4 meetings were held by the Supervisory Committee. Details are set out in the “Report of the Supervisory Committee” in this annual report. Attendance records of individual Supervisors at the meetings of the Supervisory Committee are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate
Xia Zhihua	4/4		100%
Shi Xiangming	4/4		100%
Yang Hong	4/4		100%
Wang Xu	3/4	Note 1	75%
Tian Hui	2/4	Note 2	50%

Notes:

1.	At the twelfth meeting of the third session of the Supervisory Committee held on 25 April 2011, Mr. Wang Xu gave written authorization for Ms. Yang Hong to act as his proxy to attend and vote at the meeting;
2.	At the twelfth meeting of the third session of the Supervisory Committee held on 25 April 2011, Mr. Tian Hui gave written authorization for Ms. Xia Zhihua to act as his proxy to attend and vote at the meeting; at the thirteenth meeting of the third session of the Supervisory Committee held on 23 August 2011, Mr. Tian Hui gave written authorization for Mr. Wang Xu to act as his proxy to attend and vote at the meeting.

From the end of the year 2011 up to the Latest Practicable Date, the Supervisory Committee convened 2 meetings. Attendance records of individual Supervisors at the meetings of the Supervisory Committee are as follows:

Name of Supervisor	Number of meetings attended	Attendance rate
Xia Zhihua	2/2	100%
Shi Xiangming	2/2	100%
Yang Hong	2/2	100%
Wang Xu	2/2	100%
Tian Hui	2/2	100%

2.	Activities of the Supervisory Committee during the Reporting Period

For the work done by the Supervisory Committee during the Reporting Period, please refer to the “Report of the Supervisory Committee” in this annual report.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2011, the Audit Committee comprised only Independent Directors of the Company, with Mr. Bruce Douglas Moore acting as the Chairman of the Audit Committee of the third session of the Board. Other members were Mr. Ma Yongwei and Mr. Sun Changji.

All members of the Audit Committee have extensive experience in financial matters. Mr. Bruce Douglas Moore is the financial expert of the Audit Committee. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors.

1.	Meetings and attendance

In 2011, 4 meetings were held by the Audit Committee. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the third session of the Board	4/4	100%
Ma Yongwei	Independent Director, member of the Audit Committee of the third session of the Board	3/4 Note	75%
Sun Changji	Independent Director, member of the Audit Committee of the third session of the Board	4/4	100%

Note:	At the tenth meeting of the third session of the Audit Committee held on 21 March 2011, Mr. Ma Yongwei gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting.

From the end of the year 2011 up to the Latest Practicable Date, the Audit Committee convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the third session of the Board	1/1	100%
Ma Yongwei	Independent Director, member of the Audit Committee of the third session of the Board	1/1	100%
Sun Changji	Independent Director, member of the Audit Committee of the third session of the Board	1/1	100%

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

2.	Performance of duties by the Audit Committee

(1)	Reviewing and approving the “Proposal on the 2010 Financial Report”, the “Proposal on the Financial Report for the First Quarter of 2011”, the “Proposal on the 2011 Interim Report”, the “Proposal on the Financial Report for the Third Quarter of 2011” and the “Proposal on the 2011 Financial Report”. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard.

(2)	Determining the overall audit scope and agenda of 2011 after having consulted the independent auditors (PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers); receiving from the independent auditors the “Report on the 2010 Audit Results”, the “Report on the Results of Agreed-upon Procedures Performed in relation to the First Quarter of 2011”, the “Report on the Review Results of the 2011 Interim Report”, the “Report on the 2011 Audit Plan”, and the “Report on the Results of Agreed-upon Procedures Performed in relation to the Third Quarter of 2011”; reporting to the Board in relation to the “Proposal in relation to Auditors’ Remuneration for 2011 and the Appointment of Auditors for 2012”; and confirming the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the PRC auditor of the Company and PricewaterhouseCoopers as the international auditor of the Company.

(3)	Examining the internal audit functions and the effectiveness of the internal control system of the Company; reviewing proposals such as those in relation to the “2010 Internal Audit Summary, the 2011 Internal Audit Work Plan and Budget of Operating Costs”; receiving the “Internal Audit Summary of the First Half of 2011 and the Internal Audit Work Plan of the Second Half of 2011” in order to facilitate the communication between the Company’s internal audit department and the independent auditors.

(4)	Leading the implementation of the Company’s internal control management so as to ensure the compliance with Section 404 of the U.S. Sarbanes-Oxley Act; reviewing the “Proposal concerning the Report on Internal Control Assessments”, and the “Proposal concerning the Work Plan of the 2011 Internal Control Assessment”; receiving the “Report on the 2011 Interim Internal Control Assessments”, and the “Report on Issues Identified in the 2011 Interim Internal Control and the Implementation of Improvements”.

(5)	Monitoring and guiding the Company to operate its business in compliance with laws; reviewing the “Proposal concerning the Compliance Report of the Company for 2010”, and the “Proposal concerning the 2010 Audit Report of Connected Transactions”; and listening to the “Report on Requesting the Audit Committee to Confirm the Name List of Connected Parties as of 30 June 2011”.

(6)	Practically performing the relevant responsibilities and duties of the Audit Committee. In 2011, the Audit Committee convened several communication meetings with the independent auditor, Finance Department, Actuarial Department, Legal and Compliance Department, Audit Department, and Internal Control and Risk Management Department of the Company, in order to fully exert its functions in the aspects of external audit, financial management, internal control, actuary and compliance.

(7)	Sending members of the Audit Committee to branch companies in Xinjiang and Zhejiang Province to conduct investigative information gathering exercises, including visiting local branches of the Company, examining their financial practices and inspecting their internal control system, thereby understanding the overall operations and management of the Company and monitoring the implementation of the Board resolutions.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company.

The Nomination and Remuneration Committee of the third session of the Board comprised Mr. Sun Changji and Mr. Bruce Douglas Moore, both of whom are Independent Directors, and Mr. Miao Jianmin, who is a Non-executive Director, with Mr. Sun Changji acting as the Chairman.

The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the Shareholders’ General Meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

1.	Meetings and attendance

In 2011, 1 meeting was held by the Nomination and Remuneration Committee. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Sun Changji	Independent Director, Chairman of the Nomination and Remuneration Committee of the third session of the Board	1/1	100%
Bruce Douglas Moore	Independent Director, member of the Nomination and Remuneration Committee of the third session of the Board	1/1	100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the third session of the Board	1/1	100%

From the end of the year 2011 up to the Latest Practicable Date, the Nomination and Remuneration Committee convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Sun Changji	Independent Director, Chairman of the Nomination and Remuneration Committee of the third session of the Board	1/1	100%
Bruce Douglas Moore	Independent Director, member of the Nomination and Remuneration Committee of the third session of the Board	1/1	100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the third session of the Board	1/1	100%

2.	Performance of duties by the Nomination and Remuneration Committee

In 2011, the Nomination and Remuneration Committee convened 1 meeting, and performed its relevant duties and functions strictly in accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings”. The Nomination and Remuneration Committee carefully reviewed the structure of the Board, its number of members and composition, and the skills, knowledge and experience of all Directors, members of Board committees and senior management of the Company, examined and determined the remuneration package of each of the Executive Directors and senior management officers, facilitated the signing of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors, defined the rights, obligations and remunerations of Directors, and appraised the performance of Directors in the discharge of their duties.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

RISK MANAGEMENT COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, assisting the management in establishing and improving the Company’s internal control system, formulating the operational risk management policy of the Company, reviewing the assessment reports in relation to the Company’s operational risk and internal control, and coordinating the handling of sudden and significant risks or crises.

The Risk Management Committee of the third session of the Board comprised Mr. Anthony Francis Neoh, an Independent Director, Ms. Zhuang Zuojin, a Non-executive Director, and Ms. Liu Yingqi, an Executive Director, with Mr. Anthony Francis Neoh acting as the Chairman of the committee.

1.	Meetings and attendance

In 2011, the Risk Management Committee held 4 meetings. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate
Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the third session of the Board	4/4		100%
Zhuang Zuojin	Non-executive Director, member of the Risk Management Committee of the third session of the Board	3/4	Note	75%
Liu Yingqi	Executive Director, member of the Risk Management Committee of the third session of the Board	4/4		100%

Note:	At the eighth meeting of the Risk Management Committee of the third session of the Board held on 27 October 2011, Ms. Zhuang Zuojin gave written authorization for Ms. Liu Yingqi to act as her proxy to attend and vote at the meeting.

From the end of the year 2011 up to the Latest Practicable Date, the Risk Management Committee convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the third session of the Board	1/1	100%
Zhuang Zuojin	Non-executive Director, member of the Risk Management Committee of the third session of the Board	1/1	100%
Liu Yingqi	Executive Director, member of the Risk Management Committee of the third session of the Board	1/1	100%

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

2.	Performance of duties by the Risk Management Committee

In 2011, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. In order to fulfill its duties, the Risk Management Committee conducted site visits at local branches of the Company in Zhejiang Province in October 2011, examined the risk management measures implemented by these local branches, and compiled investigation reports containing advice and recommendations in relation to the strengthening of risk management. In the year 2011, the Risk Management Committee convened 4 meetings, continuously monitored the implementation by the Company of the “Implementing Guidelines for Comprehensive Risk Management of Personal Insurance Companies” published by the CIRC, reviewed the “Proposal concerning the 2010 Comprehensive Risk Management Report of the Company” and the “Proposal concerning Regulations for Comprehensive Risk Management of the Company (Trial)”, and received the investigation report of the Risk Management Committee and the report on risk early-warning indicators of the Company.

STRATEGY AND INVESTMENT DECISION COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. The Strategy and Investment Decision Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, proposing significant projects of capital operation and assets management, and conducting studies and making recommendations on other important matters affecting the development of the Company.

The Strategy and Investment Decision Committee of the third session of the Board comprised Mr. Ma Yongwei, an Independent Director, Mr. Wan Feng, an Executive Director, Mr. Shi Guoqing, a Non-executive Director, Mr. Lin Dairen, an Executive Director, and Mr. Anthony Francis Neoh, an Independent Director, with Mr. Ma Yongwei acting as the Chairman.

1.	Meetings and attendance

In 2011, the Strategy and Investment Decision Committee held 4 meetings. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate
Ma Yongwei	Independent Director, Chairman of the Strategy and Investment Decision Committee of the third session of the Board	3/4	Note 1	75%
Wan Feng	Executive Director, member of the Strategy and Investment Decision Committee of the third session of the Board	4/4		100%
Shi Guoqing	Non-executive Director, member of the Strategy and Investment Decision Committee of the third session of the Board	4/4		100%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the third session of the Board	3/4	Note 2	75%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the third session of the Board	4/4		100%

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

Notes:

1.	At the third meeting of the Strategy and Investment Decision Committee of the third session of the Board held on 21 March 2011, Mr. Ma Yongwei gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend and vote at the meeting;
2.	At the sixth meeting of the Strategy and Investment Decision Committee of the third session of the Board held on 27 October 2011, Mr. Lin Dairen gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting.

From the end of the year 2011 up to the Latest Practicable Date, the Strategy and Investment Decision Committee convened 2 meetings. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate
Ma Yongwei	Independent Director, Chairman of the Strategy and Investment Decision Committee of the third session of the Board	1/	2 Note 1	50%
Wan Feng	Executive Director, member of the Strategy and Investment Decision Committee of the third session of the Board	2/	2	100%
Shi Guoqing	Non-executive Director, member of the Strategy and Investment Decision Committee of the third session of the Board	2/	2	100%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the third session of the Board	2/	2	100%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the third session of the Board	2/	2 Note 2	100%

Notes:

1.	At the seventh meeting of the Strategy and Investment Decision Committee of the third session of the Board held on 5 January 2012, Mr. Ma Yongwei gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting;
2.	At the seventh meeting of the Strategy and Investment Decision Committee of the third session of the Board held on 5 January 2012, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

2.	Performance of duties by the Strategy and Investment Decision Committee

In 2011, the Strategy and Investment Decision Committee performed its duties and functions in strict compliance with the “Procedural Rules for Strategy and Investment Decision Committee Meetings”. In 2011, the Strategy and Investment Decision Committee held 4 meetings and reviewed such matters as the “Proposal in relation to the Investment in Infrastructure Debt Investment Plan and its Authorization”, the “Proposal on the Approval for Conducting Equity Investment Business by the Company”, the “Proposal on the Approval for Conducting Real Estate Investment Business by the Company”, the “Proposal on the Approval for the Authorization of Investment in Real Estate Investment Plan by the Company”, the “Proposal on the Issuance of Subordinated Term Debts of China Life Insurance Company Limited” and the “Proposal in relation to the Application for the Authorization of Infrastructure Debt Investment Plan”.

BUDGET, EXECUTION AND ASSESSMENT COMMITTEE

To further perfect its corporate governance structure, strengthen the management and supervision of the implementation of Board’s decisions, carry out comprehensive budget management, optimize resource and policy allocation, evaluate the results of implementation of budgets and indicators of operating results and inspect and monitor the implementation of the Board resolutions, the Company established the Budget, Execution and Assessment Committee on 27 October 2011 according to an approval given at the fifteenth meeting of the third session of the Board. The Budget, Execution and Assessment Committee is mainly responsible for reviewing the proposal of budget preparation and performance appraisal put forward by the management, directing the preparation of budget, evaluating the implementation of budget and conducting other matters authorized or entrusted by the Board.

The Budget, Execution and Assessment Committee of the third session of the Board comprised Mr. Yuan Li, an Executive Director, Mr. Wan Feng, an Executive Director, Ms. Liu Yingqi, an Executive Director, Mr. Shi Guoqing, a Non-executive Director, Ms. Zhuang Zuojin, a Non-executive Director, Mr. Ma Yongwei, an Independent Director, and Mr. Sun Changji, an Independent Director, with Mr. Yuan Li acting as the Chairman.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

1.	Meetings and attendance

In 2011, the Budget, Execution and Assessment Committee held 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate
Yuan Li	Chairman, Executive Director, Chairman of the Budget, Execution and Assessment Committee of the third session of the Board	1/1	100%
Wan Feng	Executive Director, member of Budget, Execution and Assessment Committee of the third session of the Board	1/1	100%
Liu Yingqi	Executive Director, member of the Budget, Execution and Assessment Committee of the third session of the Board	1/1	100%
Shi Guoqing	Non-executive Director, member of Budget, Execution and Assessment Committee of the third session of the Board	1/1	100%
Zhuang Zuojin	Non-executive Director, member of Budget, Execution and Assessment Committee of the third session of the Board	1/1	100%
Ma Yongwei	Independent Director, member of Budget, Execution and Assessment Committee of the third session of the Board	1/1	100%
Sun Changji	Independent Director, member of the Budget, Execution and Assessment Committee of the third session of the Board	1/1	100%

2.	Performance of duties by the Budget, Execution and Assessment Committee

In 2011, the Budget, Execution and Assessment Committee performed its duties and functions in strict compliance with the “Procedural Rules for Budget, Execution and Assessment Committee Meetings”. In 2011, the Budget, Execution and Assessment Committee held 1 meeting and reviewed such matters as the 2012 financial budget of the Company.

INTERNAL CONTROL

The Company has always devoted significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC, the Company has carried out a lot of work on its internal control system improvement, rules implementation and risk management by strictly following its corporate governance structure. The Company also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2011 Edition)” to further supplement internal control standards relating to non-financial reporting, strengthen the implementation of internal control standards and internal control assessments, and actively promote the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

Pursuant to the requirements of the “Notice on the Proper Preparation of 2011 Annual Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2011 annual report. The Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2011 in its Form 20-F (U.S. Annual Report) submitted to the U.S. Securities and Exchange Commission (the “SEC”) in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control at the Company’s listed jurisdictions and as response to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE, the Company has completed internal control self-assessments for the period ended 31 December 2011 and confirmed that its internal controls were effective. The Company had also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2011. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

The Board and the Audit Committee are responsible for providing leadership for the implementation of internal control measures of the Company, and the Supervisory Committee supervises the internal control assessments made by the Board. The Company has established Internal Control and Risk Management Departments and Internal Control and Compliance Departments in its headquarters and branches. The Company also conducts tests on the management level, assessing the effectiveness of the established and implemented internal control systems in accordance with the requirements of the PRC regulations and Section 404 of the U.S. Sarbanes-Oxley Act, and reports to the Board, the Audit Committee and the management. In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, foreign investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets, complied with relevant PRC laws and regulations and the internal rules and regulations of the Company, while at the same time improving the quality of accounting data.

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and systems management for the sales channels of products such as individual insurance, group insurance, health insurance, rural insurance and bancassurance. This internal control system regulates the relevant administrative rights and operational workflows, and effectively adopts the measures used to guard against and manage risks relating to the operation of exclusive agents. The Company has issued clear regulations for the workflows and administrative rights relating to the verification of insurance policies, insurance claims, and the safe custody of documents. The Company has also defined business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

The Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited” in accordance with the relevant laws and regulations, such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards” and after taking into account the needs of the Company for business development and its operation and management, and has made amendments to the same pursuant to the “Interpretation No. 2 of the Enterprise Accounting Standards”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of accounting system and various basic systems to regulate any works relating to financial accounting and the preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined the responsibilities and duties of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

The Company has formulated the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which was reviewed and approved at the twelfth ad hoc meeting of the third session of the Board held on 15 March 2011. Theses Provisional Measures have made provisions with regard to the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution.

The Company established transparent and standardized investment decision-making procedures and procedural rules to ensure that insurance funds are used in a safe manner. The Company has set up an Investment Decisions Committee with its own procedural rules for meetings. Any investment plans of entrusted funds and direct investment plans of the Company are implemented only after receiving approval from the Investment Decisions Committee. This ensures that all investment decisions are in compliance with the requirements of PRC laws, regulations and administrative rules, and also take into consideration the balance between assets and liabilities of the Company.

The Company has improved the organizational structure of its research center and data center, and established a well-developed project management and operation system. The establishment of a comprehensive information technology system formed a centralized management and control mechanism with uniform distribution, review and inspection. Further, the formulation of an information safety mechanism plan has promoted the construction of an information safety system. The Company has also formulated a series of effective internal control rules and measures in the course of system development and testing and day-to-day operation and management, and continues to make improvements in response to actual operational demands.

The Sales Supervision Department, Internal Control and Risk Management Department, Audit Department, and Supervision Department of the Company are responsible for overseeing the implementation of its internal control. The Sales Supervision Department supervises and inspects every aspect of the sales process through sales pre-warnings and risk monitoring; the Internal Control and Risk Management Department identifies issues with systems design, control implementation and risk management in a timely manner through the adoption of various measures such as assessments at the Company level, testing at the workflow level and risk analyses. It also plugs loopholes, guards against risks and reduces loss by employing measures such as improving systems, strengthening legal compliance and pursuing responsible parties. The Audit Department and Supervision Department conduct re-assessments on risk management and internal control compliance through various auditing and monitoring activities and the personnel violating such regulations and disciplines will be attributed proper responsibility.

1.	Progress on internal supervision and self-assessment of internal control

Specialized committees have been established under the Board. They work together with the Company’s management to review and discuss information disclosure mechanisms and procedures, as well as internal control mechanisms, to ensure that the management has fulfilled its duties in relation to mechanisms and procedures it regards as effective. The specialized committees also monitor and examine the Company’s financial control, information disclosure mechanisms and procedures, internal control and risk management systems. The Board also reviews the Company’s internal control self-assessment reports, risk assessment reports and compliance reports annually.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

In accordance with the requirements laid down by the provisions of the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by 5 ministries including the Ministry of Finance, the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC and Section 404 of the U.S. Sarbanes-Oxley Act, the Company conducted comprehensive self-assessments of its internal controls. On one hand, the Company implemented the internal control standards. Through a series of steps, such as partition of measures, training courses, signing undertaking letters, examination of relevant knowledge, comparison and implementation, and quality check, employees of the Company have been urged to learn, understand and implement the specific control requirements contained in the “Internal Control Implementation Manual of China Life Insurance Company Limited (2011 Edition)”. On the other hand, the internal control departments at all levels carried out comprehensive internal control evaluation, and conducted internal control assessment on the key control measures taken by companies at all levels, including headquarters, provincial and local branches, by ways of walk-through test, control test and survey.

Every year, the Audit Department and its related departments independently and jointly conduct various kinds of audits, accounting and basic accounting appraisals such as economic liability audits, financial revenue and expenditure audits and key investment project audits. This is beneficial to further safeguarding the thorough implementation of the regulations and systems of the Company, reducing operational risk exposure, strengthening internal control, optimizing resource allocation and improving the operational management of the Company.

The Company has specifically formulated regulations with respect to the report, investigation, handling of and responsibility attribution for cases involving any breach of laws, discipline and regulations by employees, such being implemented by the Supervision Department. This ensures that cases involving any breach of laws, discipline and regulations by employees are dealt with in a timely manner, and that personnel involved will be attributed proper responsibility.

2.	Defects in internal control and improvements

The Company has established a workflow called “evaluate-defect discovery-improve-cross-check”, which when combined with the implementation of its defect improvement, follow-up, inspection and responsibility attribution system, ensures that once a defect is identified in its internal control system, swift improvement measures, follow-up arrangements and cross-checks will be made. The Company conducted a self-assessment on internal control system, and no material defect was found in the design and implementation of its internal control during the Reporting Period.

3.	Risk management

The Company established a well-developed organizational structure of risk management and internal control, properly defining the relevant duties and functions at different levels. The Board has set up the Risk Management Committee and the Audit Committee, while the President’s Office of the Company has set up several functional departments, such as the Internal Control and Risk Management Committee, the Internal Control and Risk Management Department, the Sales Supervision Department, the Audit Department, the Legal and Compliance Department, and the Supervision Department. Provincial branches have also set up Internal Control and Risk Management Committees, Internal Control and Compliance Departments, Sales Supervision Departments, and Supervision Departments. In addition, the Company has established audit centers in Beijing, Shanghai, Shenyang, Chengdu, Xi’an and Shenzhen.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

In 2011, the Company continued to implement the “Implementing Guidelines for Comprehensive Risk Management of Life Insurance Companies” issued by the CIRC so as to further promote the establishment of a comprehensive risk management system for the Company. Taking into account the regulatory requirement and its actual needs, the Company formulated the “Regulations for the Administration of Comprehensive Risks (Trial)” as an outline document for the establishment of a comprehensive risk management system of the Company, which clearly defined the organization, workflow, early-warning, supervision and reporting of risk management. The Company also carried out in great depth the management of risk early-warning and classification, strengthened its control over key risks, thus forming a standardized and systematic early-warning system.

For an analysis of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to laws.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board and the Supervisory Committee operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

Business operations: The Company independently develops its business, including its life insurance, accident and injury insurance and health insurance businesses, reinsurance relating to the above insurance business, use of funds permitted by the government and regulatory authorities, as well as its agency business, consulting business and other services in relation to personal insurance. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, a performance target contract will be entered into between the Chairman and the President, the President and the Vice Presidents, and the President’s Office and the senior management of branches of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capacity of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The Company has established a remuneration and incentive system with reference to an individual employee’s position, the Company’s results and market conditions. The remuneration for senior management comprises basic salary, performance compensation, welfare benefits and medium and long term incentives.

SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending Shareholders’ General Meetings, shareholders have the right to convene extraordinary Shareholders’ General Meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, the losses incurred reaches one-third of the Company’s total share capital, or if the Board or the Supervisory Committee deems necessary, or where shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary Shareholders’ General Meeting within two months. Where shareholders holding 10% or more shares request an extraordinary Shareholders’ General Meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

Shareholders may put forward enquiries to the Board through the Company Secretary or the Board Secretary, or put forward proposals at Shareholders’ General Meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulatory rules of its listed jurisdictions so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors through innovative work models, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Corporate Governance

In 2011, the Company has continued to strengthen the construction of its information disclosure system and implement all regulatory requirements relating to information disclosure in a practical manner: through the issue and implementation of the “Detailed Rules for the Implementation of the ‘Measures for the Administration of Information Disclosure of Insurance Companies’”, the Company improved the framework and content of the public disclosure of information on the Company’s website; in accordance with the regulatory requirements of the CSRC and Beijing Securities Regulatory Bureau with respect to the establishment of well-developed systems by listed companies, the Company formulated and issued the “Provisional Measures for the Administration of Persons Who Have Knowledge of Insider Information” and the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosure” to further regulate the workflow procedures of matters relating to insider information and carefully deal with the registration and filing procedures. The Company made further amendments to the relevant systems in accordance with subsequent regulatory requirements and work practices.

In 2011, the Company further consolidated the results from the integration of A Share and H Share periodic reports, improved the information disclosure in onshore and offshore financial reports and enhanced the quality of information disclosure of periodic reports. The Company regularly organized training courses relating to information disclosure, strengthened its internal information exchange and continuously improved its information disclosure. The carrying out of such substantial and effective information disclosure measures has laid down a sound foundation for the continuous improvement of information disclosure of the Company in future.

In 2011, the Company has continuously improved and strengthened investor relations, which mainly includes holding the Annual General Meeting, holding results release conferences, embarking on global non-deal roadshows, meeting and holding conference calls with investors and analysts, attending investors’ meetings, updating information on its investor relations website in a timely manner, establishing an investor relations hotline and an exclusive electronic mailbox to ensure timely replies to any enquiries made by investors and investment analysts.

In 2011, the Company communicated with more than 2,700 investors and analysts through different channels, including the reception at the Company of 195 groups of investors and analysts consisting of 792 individuals in total, communicating with more than 850 investors by participating in 29 investors’ meetings held locally or overseas, and meeting and visiting more than 210 investors in roadshows. In addition, the Company kept in close contact with investors’ groups by phone and email, communicated through more than 1,500 emails with investors’ groups, and answered and replied more than 1,000 calls and emails.

In 2011, the Company was named as the “100 Most Valuable Companies Listed on the Main Board of China in 2010”, its management was awarded the “Ten Best Management Team of Companies Listed on the Main Board of China in 2010”, and Ms. Liu Yingqi, Vice President and Board Secretary of the Company, was awarded the “100 Best Board Secretary of Companies Listed on the Main Board of China in 2010” in the election of the “100 Most Valuable Listed Companies in China of 2010” by the Securities Times. In the “4th Most Popular Investor Relations Interactive Platform in China Awards – Election of the Outstanding Website of Listed Companies in China” by the Securities Times, the Company was awarded the “Most Popular Website of Listed Companies Among Investors”. Ms. Liu Yingqi, Vice President and Board Secretary of the Company, was also awarded the “Golden Governance – Prize for the Board Secretary in Information Disclosure of Companies” in the “Golden Governance – Outstanding Board Secretary of Listed Companies Awards” of 2011 by Shanghai Securities News.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Board of Directors

1.	PRINCIPAL BUSINESS

The Company is the largest life insurance company in China’s life insurance market and possesses the most extensive distribution network in China, comprising exclusive agents, direct sales representatives as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and is China’s largest insurance asset management company through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

2.	MANAGEMENT DISCUSSION AND ANALYSIS

For an analysis of the Company’s operating and financial results during the Reporting Period, please refer to the section headed “Management Discussion and Analysis” in this annual report.

3.	DETAILS OF ANY PROFIT DISTRIBUTION PLAN OR PUBLIC RESERVES CAPITALIZATION PLAN

In accordance with the profit distribution plan approved by the Board on 26 March 2012 for the year 2011, after the appropriation to its discretionary surplus reserve fund of RMB1,848 million (10% of the net profit for 2011), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB6,501 million to all shareholders of the Company at RMB0.23 per share. The foregoing profit distribution plan is to take effect after approval by the Annual General Meeting to be held on 22 May 2012 (Tuesday). Domestic shareholders’ dividends are declared, valued and paid in Renminbi. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in Renminbi and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average exchange rate published by the People’s Bank of China one week before the declaration of the distribution of dividends or other payments.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Board of Directors

For the purposes of distributing after-tax profits, the relevant amount of after-tax profits shall be the lesser of: the amount as appeared in the financial statements prepared in accordance with China Accounting Standards or the amount as appeared in the financial statements prepared in accordance with IFRS or the financial reporting standards of the Company’s offshore listed jurisdictions.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

4.	FORMULATION AND IMPLEMENTATION OF CASH DIVIDEND POLICY

In accordance with Article 212 of the Articles of Association, the cash dividend policy of the Company is as follows:

(1)	The Company’s profit distribution shall focus on a reasonable investment return for investors and its profit distribution policies shall be sustainable and steady.

(2)	The Company may distribute dividends in the form of cash or share and may distribute interim dividends in the form of cash. The Company’s dividends shall not bear interest, unless the Company fails to distribute the dividends to the shareholders on the day when the dividends were due to be distributed.

(3)	Unless otherwise provided by applicable laws and regulations, any public issue of the Company’s securities shall be subject to the satisfaction of the condition that the cumulative profits distributed in cash over the past three years by the Company shall be no less than 30% of the average annual distributable profit under the China Accounting Standards for Business Enterprises achieved over the past three years.

(4)	The dividends paid by the Company shall not exceed its distributable profit. If the Company’s solvency ratio falls short of 100% of the regulatory requirement, the Company shall not distribute profit to its shareholders; if the Company’s solvency ratio falls short of 150% of the regulatory requirement, the lower of the following two factors shall be taken as the basis for profit distribution: (i) the distributable profit as ascertained under the Accounting Standards for Business Enterprises; (ii) the residual overall income ascertained pursuant to the preparation rules of the Company’s solvency report.

(5)	In the event that there are profits realized in the current year but no cash profit distribution plan is presented, relevant information shall be disclosed in the annual report.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Board of Directors

The dividend distribution of the Company for the past 3 years is as follows:

Unit: RMB million

				Percentage of
			Net profit attributable	amount of cash
			to equity holders	dividends in net
	Amount of		of the Company	profit attributable
	dividends per		in the consolidated	to equity holders
Year in which dividends were distributed	ten shares (RMB) (including tax)	Amount of cash dividends (including tax)	statement for the year in which dividends were distributed Note	of the Company in the consolidated statement
2010	4.0	11,306	33,626	34%
2009	7.0	19,785	32,881	60%
2008	2.3	6,501	10,068	65%

Note:	Net profit attributable to equity holders of the Company for 2008 was the financial data of the Company derived under its original accounting policies in accordance with China Accounting Standards for Business Enterprises.

5.	CHANGES IN ACCOUNTING ESTIMATE AND ASSUMPTIONS

The changes in accounting estimate and assumptions of the Company during the Reporting Period are set out in Note 13 in the Notes to the Consolidated Financial Statements in this annual report.

6.	RESERVES

Details of the reserves of the Company are set out in Note 33 in the Notes to the Consolidated Financial Statements in this annual report.

7.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company for the Reporting Period was approximately RMB70.28 million.

8.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

9.	SHARE CAPITAL

Details of movement in share capital of the Company are set out in Note 32 in the Notes to the Consolidated Financial Statements in this annual report.

10.	BANK BORROWINGS

As at the end of the Reporting Period, the Company did not have any bank borrowings.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Board of Directors

11.	INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the Individual Income Tax Law of the People’s Republic of China, the Enterprise Income Tax Law of the People’s Republic of China, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 14 June 2011 for the information on income tax in respect of the dividend distributed to A Shareholders during the Reporting Period, and the announcements published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 3 June and 18 July 2011 for the information on income tax in respect of the dividend distributed to H Shareholders during the Reporting Period.

12.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

13.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in 2011. The Company will deal with such rights and related matters in accordance with PRC governmental policy.

14.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of Board meetings, implementation by the Board of resolutions passed at Shareholders’ General Meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Corporate Governance” in this annual report.

15.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contract with the Company that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

16.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period.

17.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the Reporting Period had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its other associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Board of Directors

18.	DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at the end of the Reporting Period, none of the Directors or Supervisors had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. In addition, the Board has created a Code of Conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own Code of Conduct in the year of 2011.

19.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON OPTIONS OF SHARES

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for options on shares.

20.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

21.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

(1)	during the Reporting Period, the Company did not provide any external guarantee;

(2)	the Company’s internal control system regarding external guarantees complied with laws, regulations, and the requirements under the “Notice in relation to the standardization of capital flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees granted by Listed Companies”; and

(3)	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

22.	BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2011.

23.	MAJOR CUSTOMERS

During the Reporting Period, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Board of Directors

24.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (26 March 2012), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

25.	COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

None of the Directors of the Company are aware of any information that would reasonably indicate that the Company did not meet the applicable code provisions under the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules during the Reporting Period. Details are set out in the section headed “Corporate Governance” in this annual report.

26.	AUDITORS

Resolutions were passed at the Annual General Meeting for the year 2010 to engage PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the PRC and international auditors to the Company in 2011. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers have been the Company’s auditors for 9 consecutive years.

Remuneration paid by the Company to the auditors is approved at the Annual General Meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to the auditors in 2011 was as follows:

Service/Nature	Fees (RMB million)
Audit-related expenses	64.25

A resolution for the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the PRC auditor and PricewaterhouseCoopers as the international auditor of the Company will be proposed at the forthcoming Annual General Meeting for the year 2011 to be held on 22 May 2012.

By Order of the Board Yuan Li Chairman
Beijing, China
26 March 2012

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Supervisory Committee

1.	MEETINGS CONVENED BY THE SUPERVISORY COMMITTEE

Date	Issues Discussed
22 March 2011 The Eleventh Meeting of the Third Session of the Supervisory Committee	1. Reviewed and approved the “Proposal in relation to the 2010 Financial Report”
2. Reviewed and approved the “2010 Annual Report” (A Share/ H Share)
3. Reviewed and approved the “2010 Report of the Supervisory Committee” and the submission of the same for the approval at the Shareholders’ General Meeting

4. Reviewed and approved the “Proposal in relation to the ‘2010 Supervisory Committee’s Performance of Duties Report’”

5. Reviewed and approved the “Proposal in relation to the 2010 Profit Distribution Plan”

6. Reviewed and approved the “Proposal in relation to the ‘Evaluation Report regarding the Company’s Internal Control Systems’ (A Share)”

7. Reviewed and approved the “Proposal in relation to the ‘2010 Self-evaluation Report on the Company’s Internal Control Systems’”

8. Reviewed and approved the “Proposal in relation to the ‘Work Proposal on the Implementation of Enterprises Internal Control Standard System’”

9. Reviewed and approved the “Proposal in relation to the ‘2010 Report on Connected Transactions and the Implementation of the Connected Transactions Management System’”

10. Reviewed and approved the “Proposal in relation to the ‘2011 Work Plan of the Supervisory Committee’”

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Supervisory Committee

Date	Issues Discussed
25 April 2011 The Twelfth Meeting of the Third Session of the Supervisory Committee	1. Reviewed and approved the “2011 First Quarter Report”

2.      Reviewed and approved the “Proposal in relation to the ‘2010 Corporate Governance Report’”

3.      Reviewed and approved the “Proposal in relation to the ‘2010 Compliance Report’”

4.      Reviewed and approved the “Proposal in relation to the ‘2010 Comprehensive Risk Management Report’”

5.      Reviewed and approved the “Proposal in relation to the ‘2010 Audit Report of Connected Transactions’”

23 August 2011 The Thirteenth Meeting of the Third Session of the Supervisory Committee

1.      Reviewed and approved the “2011 A Share Interim Report” and the “2011 H Share Interim Report”

2.      Reviewed and approved the “Proposal in relation to the Solvency Report for the First Half of 2011”

3.      Reviewed and approved the “Proposal in relation to the Internal Audit”

4.      Reviewed and approved the “Proposal in relation to the ‘Regulations for the Administration of Comprehensive Risks of China Life Insurance Company Limited (Trial)’”

27 October 2011 The Fourteenth Meeting of the Third Session of the Supervisory Committee

1.      Reviewed and approved the “2011 Third Quarter Report”

2.      Reviewed and approved the “Proposal in relation to the Review of the ‘Measures for the Administration of Connected Transactions of China Life Insurance Company Limited’”

2.	ACTIVITIES OF THE SUPERVISORY COMMITTEE

1.	Attending each regular meetings of the Board and its specialized committees and participating in the 2010 Annual General Meeting and the 2011 First Extraordinary General Meeting of the Company to actively perform its supervisory role. In accordance with the spirit of resolutions passed at the tenth and eleventh meetings of the third session of the Supervisory Committee and in order to further play its supervisory role and functions and to better perform the duties of Supervisors, the Supervisors respectively attended regular meetings of Audit Committee, Risk Management Committee, Strategy and Investment Decision Committee, Nomination and Remuneration Committee, and Budget, Execution and Assessment Committee in 2011 in accordance with the work allocation among Supervisors determined by the Supervisory Committee, thus bringing positive impacts on further enhancement of corporate governance.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Supervisory Committee

2.	Carrying out special supervision projects and further strengthening the supervisory role of the Supervisory Committee. In order to further carry out and implement the “Corporate Governance – Outline for the Workflow of the Supervisory Committee’s Performance of Duties”, and promote the efficiency and professional standards of its supervisory work, the Supervisory Committee set up five working groups for special projects, namely, the Consultation Working Group for Changes in Financial Policies, Consultation Working Group for Major Connected Transactions, Working Group for Effective Preparation of Financial Reports, Consultation Working Group for Compliance of Major Investment Decisions and Consultation Working Group for Establishment of the Company’s Systems in May 2011, with each Supervisor responsible for one special project. On 16 August 2011, the Supervisory Committee convened a research and communication meeting with respect to the interim financial report, with several departments in attendance including the Finance Department, Actuary Department, Internal Control and Risk Management Department. During the meeting, the situations about the preparation of financial reports and risk control were introduced. The research and communication meeting enabled the Supervisory Committee to communicate with the relevant departments in respect of the above situations and strengthened the base for Supervisors to perform their duties.

3.	Combining special research studies and in-depth activities of local branches to carry out the Supervisory Committee’s investigation and research. In order to further understand the development of international corporate governance and risk management and control, the Supervisory Committee conducted research studies on corporate governance and risk management and control. Through the exchange of ideas and interaction with institutions such as overseas insurance companies, the Supervisory Committee broadened its horizon in corporate governance and accumulated considerable experience in risk prevention, which effectively promoted the development of its work. In accordance with the 2011 Investigation Work Plan of the Supervisory Committee, the investigation and research activities of the Supervisory Committee in 2011 were independently conducted by each Supervisor. The investigation and research activities helped the Supervisory Committee have a better understanding of the situations of the local branches, including their general information in the aspects of business development, operation and management, and infrastructure, the implementation of the annual budget, the implementation of the reforms arranged by the headquarters, and risk management and control conducted by the local branches. From 16 November 2011 to 18 November 2011, Ms. Xia Zhihua, chairperson of the Supervisory Committee, carried out an investigation and research in Yunnan branch, received work reports from the branch, conducted an on-site investigation and research in local companies, local customer service centers and counters, and held meetings with local companies relating to the risk management and control, so as to realize the work objectives of the Supervisory Committee.

4.	Participating in supervision training and improving the Supervisors’ abilities to perform their duties. In 2011, in accordance with regulatory requirements, the Supervisors took turns to take part in Stage 2, Stage 3 and Stage 4 of the training courses for Directors, Supervisors and senior management held by the Beijing Securities Regulatory Bureau. The training covered corporate governance theory and practice. Through the exchange of ideas and study, the Supervisors built up a good foundation of corporate governance theory, broadened their horizon and improved their abilities to perform duties.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Report of the Supervisory Committee

3.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the terms of reference prescribed by the Company Law of the PRC, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings.

1.	The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law of the PRC and the Articles of Association. During the Reporting Period, all Directors and senior management of the Company maintained strict principles of diligence and integrity, and the Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

2.	The fairness of the financial report. The Company’s annual financial report truly and completely reflected the state of the Company’s financial position and operating results. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers have performed audits and have issued unqualified auditors’ reports for the year ended 2011 in accordance with China Standards on Auditing of PRC Certified Public Accountants and International Standards on Auditing, respectively.

3.	Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

4.	Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Supervisory Committee is not aware of any acts harming the interests of the Company.

5.	Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Supervisory Committee of the Company reviewed the Self-evaluation Report on the Company’s Internal Control Systems and did not raise any objection against the Self-evaluation Report of the Board regarding the Company’s Internal Control Systems.

By Order of the Supervisory Committee Xia Zhihua Chairperson of the Supervisory Committee
Beijing, China 26 March 2012

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Significant Events

1.	USE OF FUNDS RAISED

During the Reporting Period, the Company had neither raised funds nor used funds raised in the previous periods.

2.	CONNECTED TRANSACTIONS

(1)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.34 of the Listing Rules, including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the asset management agreement between CLIC and AMC, and the insurance sales framework agreement between the Company and P&C Company. These continuing connected transactions were subject to reporting and announcement requirements but were exempt from independent shareholders’ approval requirements under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 40% of the equity interest of AMC and 60% of the equity interest of P&C Company. Therefore, each of CLIC, AMC and P&C Company constitutes a connected person of the Company. With respect to these continuing connected transactions, the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(1)	Policy Management Agreement

The Company and CLIC have constantly signed policy management agreements since 30 September 2003. The Company and CLIC entered into the 2008 confirmation letter on 30 December 2008, pursuant to which both parties confirmed the renewal of the policy management agreement for three years from 1 January 2009 to 31 December 2011. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 31 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ended 31 December 2011 was RMB1,402 million. The Company and CLIC entered into the 2011 confirmation letter on 15 December 2011 to further renew the policy management agreement to 31 December 2014. The annual cap for each of the three years ending 31 December 2014 is RMB1,188 million.

For the year ended 31 December 2011, the service fee paid by CLIC to the Company amounted to RMB1,112 million.

(2)	Asset Management Agreements

(a)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company has been entering into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2010. The Company and AMC entered into an asset management agreement on 30 December 2010, which was for a term of one year from 1 January 2011 to 31 December 2011, and would be automatically renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ written notice prior to the expiry of the then current term. As neither of the parties served a termination notice, such agreement had been automatically extended to 31 December 2012 pursuant to its terms. In accordance with the asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines given by the Company.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Significant Events

In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 31 in the Notes to the Consolidated Financial Statements. The Company has set the annual cap amount of the asset management fee at RMB900 million for 2011 and 2012.

For the year ended 31 December 2011, the Company paid AMC an asset management fee of RMB692 million.

(b)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has been entering into asset management agreements with AMC. CLIC and AMC entered into a renewed CLIC asset management agreement on 30 December 2008, which was for a term of three years from 1 January 2009 to 31 December 2011. In accordance with the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and engage in investment and management of securities on behalf of CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. For details as to the method of calculation of the asset management fee, please refer to Note 31 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ended 31 December 2011 were RMB280 million, RMB290 million and RMB300 million, respectively. On 29 December 2011, CLIC and AMC entered into an asset management agreement, pursuant to which CLIC would continue to entrust AMC to invest and manage its assets for a term from 1 January 2012 to 31 December 2014. The annual caps for the three years ending 31 December 2014 are RMB300 million, RMB310 million and RMB320 million, respectively.

For the year ended 31 December 2011, CLIC paid AMC an asset management fee of RMB129 million.

(3)	Insurance Sales Framework Agreement

On 18 November 2008, the Company and P&C Company entered into the 2008 insurance sales framework agreement, which expired on 17 November 2011. On 8 March 2012, the Company and P&C Company entered into the 2012 insurance sales framework agreement, the terms and conditions of which are substantially same as those of the 2008 insurance sales framework agreement. The 2012 insurance sales framework agreement is for a term of two years and will be automatically extended for another year after its expiry unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiry. The parties agreed that they would confirm and recognize the rights and obligations arisen based on the terms and conditions of the 2008 insurance sales framework agreement in respect of the period after the expiry of the 2008 insurance sales framework agreement and before the commencement of the term of the 2012 insurance sales framework agreement. Pursuant to the agreement, P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 31 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2014 are RMB660 million, RMB800 million and RMB960 million, respectively.

For the year ended 31 December 2011, P&C Company paid the Company an agency service fee of RMB405 million.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Significant Events

CERTIFICATION BY AUDITOR

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to reporting and announcement requirements, and the letter stated that during the Reporting Period:

(1)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

(2)	for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(3)	nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4)	Except for that no maximum aggregate annual value of year 2011 was set for agency service fee from P&C Company, nothing has come to the auditors’ attention that causes them to believe that the other disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements made.

CONFIRMATION BY INDEPENDENT DIRECTORS

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to reporting and announcement requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of business of the Company;

(2)	the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as the Company’s independent shareholders are concerned;

(3)	the transactions were entered into in accordance with the agreements governing those connected transactions; and

(4)	the amounts of the continuing connected transactions have not exceeded the relevant annual caps.

(2)	Other Connected Transactions

(1)	Capital Injection to P&C Company

On 24 June 2011, the Company and CLIC entered into the “China Life Property and Casualty Insurance Company Limited Capital Injection Contract” with P&C Company, pursuant to which the Company and CLIC agreed to inject RMB1.6 billion and RMB2.4 billion into P&C Company by the subscription of 1.6 billion shares and 2.4 billion shares at RMB1.00 per share, respectively (being 40% and 60% of the increased registered capital of P&C Company, respectively). CIRC approved the change of registered capital of P&C Company on 19 July 2011. Following the completion of the capital injection, the Company’s accumulative investment to P&C Company would increase to RMB3.2 billion in total, and P&C Company would continue to be held as to 40% by the Company and 60% by CLIC.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Significant Events

(2)	Acquisition of Property by the Company and P&C Company

On 5 May 2011, the Ningbo Branch of the Company and the Ningbo Branch of P&C Company (as purchasers) and Ningbo Jinghe Property Development Company Limited (“Ningbo Jinghe”)(as seller) signed the “Commercial Property Sale and Purchase Contract of Zhejiang Province”, pursuant to which the Ningbo Branch of the Company and the Ningbo Branch of P&C Company agreed to acquire Sanbao Century Plaza from Ningbo Jinghe at the total purchase price of RMB920,461,815. The Ningbo Branch of the Company shall pay RMB774,161,535 for 31,598.43 square meters of Sanbao Century Plaza (representing 84.11% of the saleable area), and the Ningbo Branch of P&C Company shall pay RMB146,300,280 for 5,971.44 square meters of Sanbao Century Plaza (representing 15.89% of the saleable area). Sanbao Century Plaza should be delivered to the Ningbo Branch of the Company and the Ningbo Branch of P&C Company by 30 September 2012.

(3)	AMC’s Participation in Investment and Development of Land

On 1 July 2011, AMC, China Life Investment Holding Company Limited (“CLI”), Beijing Wanyang Shiji Chuangye Investment Management Limited (“Beijing Wanyang”) and Beijing Vantone Real Estate Co., Ltd. (“Beijing Vantone”) entered into the “Joint Bidding Agreement in relation to the State- owned Construction Land Located at Plot Z13, Core Zone, Beijing Central Business District (CBD), East Third Ring Road, Chaoyang District, Beijing”, according to which a consortium was formed by the four companies to participate in the bid of the land of Plot Z13. The parties to the consortium agreed that, if the bidding is successful, the parties will form a project company to implement the development and construction of the land, and the parties will be jointly and severally liable for the consortium’s bidding activities. After the consortium successfully won the bid for the state-owned construction land use right of the land, the consortium signed the State-owned Construction Land Use Right Transfer Contract with Beijing Municipal Bureau of Land and Resources on 31 August 2011. The land of Plot Z13 has a total site area of approximately 7,840 square meters, and the land transfer price is RMB2,656,280,000. Subsequently, the consortium formed China Life Yuantong Property Company Limited (“China Life Yuantong”) as the project company and signed a supplemental agreement with Beijing Municipal Bureau of Land and Resources to change the transferee of the land transfer contract to China Life Yuantong. China Life Yuantong has a registered capital of RMB600,000,000, with AMC, CLI, Beijing Wanyang and Beijing Vantone holding 19%, 51%, 29% and 1% of its equity interest, respectively.

(4)	Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC signed the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company” with the Pension Company. The agreement is valid for three years from the date on which the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC and charges trustee management fees and account management fees in accordance with the agreement.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Significant Events

The above connected transactions in relation to the Company’s capital injection to P&C Company, the acquisition of property by the Company and P&C Company, and the AMC’s participation in the investment and development of land were subject to reporting and announcement requirements but were exempt from independent shareholders’ approval requirements pursuant to Rule 14A.32 of the Listing Rules. As CLIC holds 60% of the equity interest of P&C Company and the entire equity interest of CLI, each of P&C Company and CLI constitutes a connected person of the Company. With respect to these connected transactions, the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(3)	Statement on Claims, Debt Transactions and Guarantee Transactions etc. with Connected Parties outside the Course of Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

3.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the income from which accounted for 10% or above of the Company’s profits for the year.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Apart from entrusting funds with AMC and its subsidiaries for asset management purposes, the Company did not entrust other companies with the management of cash assets during the Reporting Period.

4.	Except otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

4.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above mentioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership have been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Significant Events

5.	MAJOR LITIGATION AND ARBITRATION

The Company was not a party to any major litigation or arbitration during the Reporting Period.

6.	OTHER AFFAIR

With the approval by the 2011 First Extraordinary General Meeting of the Company and the approval by the CIRC, the Company issued subordinated term debts of RMB30 billion in October 2011 to qualified investors who meet the relavant regulatory requirements. The proceeds from the issuance of subordinated term debts would be used to replenish the Company’s supplementary capital and to raise the solvency ratio according to applicable laws and regulations and the approval of regulatory authorities. For details as to the issuance of the subordinated term debts, please refer to Note 16 in the Notes to the Consolidated Financial Statements of this annual report and the announcement of the Company posted on the website of Shanghai Stock Exchange and HKExnews website of the Hong Kong Exchanges and Clearing Limited on 25 October 2011 and 10 November 2011, respectively.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Honors and Awards

“Forbes”	Forbes Global 2000 for 2011, ranking No. 68

“FORTUNE China”	Top 500 Chinese Enterprises 2011, ranking No. 6

“The Eighth Session of Award for the Best	Best Chinese Corporate Citizen in 2011
Chinese Corporate Citizen 2011”

Hexun “The Ninth Session of Award for	Most Reliable Life Insurance Company for the Year
Chinese Finance 2011”	Outstanding Brand Building in Insurance Industry for the Year
Best Listed Company in Investor Relations for the Year
Best Brand Insurance Company for the Year

NetEase “Golden Diamond 2011”	Best Insurance Brand of the Year 2011

“China Business Newspaper” Award for	Domestic Insurance Company with
Financial Institutions with Outstanding	Outstanding Competitiveness
Competitiveness in 2011 (The Third Session)

Eastmoney.com	2011 Best Insurance Company

“China Insurance Marketing” the Top List of the Insurance Industry of China in 2011	The Best Social Responsibility Award for the Year

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Independent Auditor’s Report

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Life Insurance Company Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 85 to 189, which comprise the consolidated and company statements of financial position as at 31 December 2011, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Independent Auditor’s Report

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as at 31 December 2011, and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 26 March 2012

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Consolidated Statement of Financial Position

As at 31 December 2011

		As at 31	As at 31
		December	December
		2011	2010
	Note	RMB million	RMB million
ASSETS
Property, plant and equipment	6	20,231	18,946
Investments in associates	7	24,448	20,892
Held-to-maturity securities	8.1	261,933	246,227
Loans	8.2	61,104	36,543
Term deposits	8.3	520,793	441,585
Statutory deposits – restricted	8.4	6,153	6,153
Available-for-sale securities	8.5	562,948	548,121
Securities at fair value through profit or loss	8.6	23,683	9,762
Securities purchased under agreements to resell	8.7	2,370	—
Accrued investment income	8.8	22,946	18,193
Premiums receivable	10	8,253	7,274
Reinsurance assets	11	878	830
Other assets	12	12,182	8,199
Cash and cash equivalents		55,985	47,854

Total assets		1,583,907	1,410,579

The notes on pages 94 to 189 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Consolidated Statement of Financial Position

As at 31 December 2011

		As at 31	As at 31
		December	December
		2011	2010
	Note	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	1,199,373	1,018,135
Investment contracts	14	69,797	70,171
Securities sold under agreements to repurchase	15	13,000	23,065
Policyholder dividends payable		46,368	52,828
Annuity and other insurance balances payable		11,954	8,275
Premiums received in advance		3,719	1,880
Bonds payable	16	29,990	—
Other liabilities	17	13,968	13,746
Deferred tax liabilities	26	1,454	11,776
Current income tax liabilities		750	34
Statutory insurance fund	18	146	194

Total liabilities		1,390,519	1,200,104

Equity
Share capital	32	28,265	28,265
Reserves	33	83,371	100,512
Retained earnings		79,894	79,933

Attributable to equity holders of the Company		191,530	208,710

Non-controlling interests		1,858	1,765

Total equity		193,388	210,475

Total liabilities and equity		1,583,907	1,410,579

Approved and authorized for issue by the Board of Directors on 26 March 2012

Yuan Li	Wan Feng
Director	Director

The notes on pages 94 to 189 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Statement of Financial Position

As at 31 December 2011

		As at 31	As at 31
		December	December
		2011	2010
	Note	RMB million	RMB million
ASSETS
Property, plant and equipment	6	19,666	18,389
Investments in subsidiaries	36	3,865	3,865
Investments in associates	7	19,868	18,178
Held-to-maturity securities	8.1	261,897	246,220
Loans	8.2	60,914	36,353
Term deposits	8.3	519,493	440,217
Statutory deposits – restricted	8.4	5,653	5,653
Available-for-sale securities	8.5	560,674	544,744
Securities at fair value through profit or loss	8.6	23,443	9,676
Securities purchased under agreements to resell	8.7	2,170	—
Accrued investment income	8.8	22,854	18,098
Premiums receivable	10	8,253	7,274
Reinsurance assets	11	878	830
Other assets	12	11,912	8,151
Cash and cash equivalents		55,585	47,545

Total assets		1,577,125	1,405,193

The notes on pages 94 to 189 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Statement of Financial Position

As at 31 December 2011

		As at 31	As at 31
		December	December
		2011	2010
	Note	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	1,199,373	1,018,135
Investment contracts	14	69,797	70,171
Securities sold under agreements to repurchase	15	13,000	22,660
Policyholder dividends payable		46,368	52,828
Annuity and other insurance balances payable		11,954	8,275
Premiums received in advance		3,719	1,880
Bonds payable	16	29,990	—
Other liabilities	17	13,596	13,465
Deferred tax liabilities	26	1,539	11,828
Current income tax liabilities		737	9
Statutory insurance fund	18	146	194

Total liabilities		1,390,219	1,199,445

Equity
Share capital	32	28,265	28,265
Reserves	33	83,514	100,399
Retained earnings		75,127	77,084

Total equity		186,906	205,748

Total liabilities and equity		1,577,125	1,405,193

Approved and authorized for issue by the Board of Directors on 26 March 2012

Yuan Li	Wan Feng
Director	Director

The notes on pages 94 to 189 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2011

		2011	2010
	Note	RMB million	RMB million
REVENUES
Gross written premiums		318,252	318,229
Less: premiums ceded to reinsurers		(232)	(177)

Net written premiums		318,020	318,052
Net change in unearned premium reserves		256	36

Net premiums earned		318,276	318,088

Investment income	19	60,722	48,872
Net realised gains/(losses) and impairment on financial assets	20	(11,208)	15,841
Net fair value gains through profit or loss	21	337	280
Other income		2,772	2,757

Total revenues		370,899	385,838

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	22	(101,349)	(71,237)
Accident and health claims and claim adjustment expenses	22	(7,789)	(8,740)
Increase in insurance contracts liabilities	22	(181,579)	(199,655)
Investment contract benefits	23	(2,031)	(1,950)
Policyholder dividends resulting from participation in profits		(6,125)	(13,224)
Underwriting and policy acquisition costs		(27,434)	(27,256)
Finance costs	24	(873)	(304)
Administrative expenses		(21,549)	(20,285)
Other operating expenses		(3,275)	(3,351)
Statutory insurance fund contribution	18	(595)	(599)

Total benefits, claims and expenses		(352,599)	(346,601)

Share of profit of associates	7	2,213	1,771

Profit before income tax	25	20,513	41,008
Income tax	26	(2,022)	(7,197)

Net profit		18,491	33,811

Attributable to:
– equity holders of the Company		18,331	33,626
– non-controlling interests		160	185

Basic and diluted earnings per share	28	RMB0.65	RMB1.19

The notes on pages 94 to 189 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2011

		2011	2010
	Note	RMB million	RMB million
Other comprehensive income
Fair value losses on available-for-sale securities		(45,576)	(13,666)
Amount transferred to net profit from other comprehensive income		11,054	(15,763)
Portion of fair value losses on available-for-sale securities attributable to participating policyholders		2,521	7,983
Share of other comprehensive income of associates		(201)	(131)
Others		(1)	(1)
Income tax relating to components of other comprehensive income	26	7,989	5,362

Other comprehensive income for the year		(24,214)	(16,216)

Total comprehensive income for the year		(5,723)	17,595

Attributable to:
– equity holders of the Company		(5,874)	17,423
– non-controlling interests		151	172

The notes on pages 94 to 189 form an integral part of these consolidated financial statements

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Consolidated Statement of Changes in Equity

For the year ended 31 December 2011

	Attributable to equity holders of the Company
	Share capital RMB million (Note 32)	Reserves RMB million (Note 33)	Retained earnings RMB million	Non-controlling interests RMB million	Total RMB million
As at 1 January 2010	28,265	102,787	80,020	1,704	212,776
Net profit	—	—	33,626	185	33,811
Other comprehensive income	—	(16,203)	—	(13)	(16,216)

Total comprehensive income	—	(16,203)	33,626	172	17,595

Transactions with owners
Appropriation to reserve (Note 33)	—	13,928	(13,928)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with equity holders	—	13,928	(33,713)	(111)	(19,896)

As at 31 December 2010	28,265	100,512	79,933	1,765	210,475

As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	18,331	160	18,491
Other comprehensive income	—	(24,205)	—	(9)	(24,214)

Total comprehensive income	—	(24,205)	18,331	151	(5,723)

Transactions with owners
Appropriation to reserve (Note 33)	—	7,064	(7,064)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with equity holders	—	7,064	(18,370)	(58)	(11,364)

As at 31 December 2011	28,265	83,371	79,894	1,858	193,388

The notes on pages 94 to 189 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Consolidated Statement of Cash Flows

For the year ended 31 December 2011

	2011	2010
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax:	20,513	41,008

Adjustments for:
Investment income	(60,722)	(48,872)
Net realised and unrealised (gains)/losses and impairment on financial assets	10,871	(16,121)
Insurance contracts	181,184	199,978
Depreciation and amortisation	1,909	1,802
Amortisation of premiums and discounts	1	(5)
Loss on foreign exchange	547	392
Share of profit of associates	(2,213)	(1,771)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(14,196)	(809)
Receivables and payables	(925)	13,056
Income tax paid	(3,456)	(10,236)
Interest received	404	135
Dividends received	36	43

Net cash inflow from operating activities	133,953	178,600

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	32,676	38,245
Maturities of debt securities	24,530	8,199
Sales of equity securities	98,639	133,111
Property, plant and equipment	258	240
Purchases:
Debt securities	(116,000)	(74,324)
Equity securities	(132,294)	(171,379)
Property, plant and equipment	(5,108)	(4,849)
Additional capital contribution to associates	(1,600)	(2,999)
Increase in term deposits, net	(79,208)	(96,602)
Decrease in securities purchased under agreements to resell, net	(2,370)	89
Interest received	49,976	38,873
Dividends received	4,874	5,321
Increase in policy loan, net	(8,344)	(10,146)
Other	380	284

Net cash outflow from investing activities	(133,591)	(135,937)

The notes on pages 94 to 189 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Consolidated Statement of Cash Flows

For the year ended 31 December 2011

	2011	2010
	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in securities sold under agreements to repurchase, net	(10,065)	(10,488)
Interest paid	(570)	(297)
Dividends paid to the Company’s equity holders	(11,306)	(19,785)
Dividends paid to non-controlling interests	(58)	(111)
Proceeds from issuance of subordinated debt	29,990	—

Net cash inflow/(outflow) from financing activities	7,991	(30,681)

Foreign currency losses on cash and cash equivalents	(222)	(325)
Net increase in cash and cash equivalents	8,131	11,657

Cash and cash equivalents
Beginning of year	47,854	36,197

End of year	55,985	47,854

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	52,001	45,143
Short-term bank deposits	3,984	2,711

The notes on pages 94 to 189 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 26 March 2012.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group adopted International Financial Reporting Standards (“IFRS”) in 2009. The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange Limited and the requirements of the Hong Kong Company’s Ordinance. The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	Standards, amendments and interpretations effective in 2011

International Accounting Standard (“IAS”) 24 (Revised) – Related Party Disclosures clarifies and simplifies the definition of a related party, provides a partial exemption from the disclosure requirements for transactions with government-related entities, and requires for additional disclosure such as commitments with related parties. The Group has adopted the partial exemption regarding disclosure requirements for transactions with government-related entities in the consolidated financial statements for the year ended 31 December 2009. Full adoption of IAS 24 (Revised) effective from 1 January 2011 has resulted in revised scope of related parties and additional disclosures for commitments with related parties.

The standards, amendments and interpretations effective in 2011 as noted below are relevant to the Group but had no material impact on the consolidated annual financial statements of the Group.

IAS 1 Amendment	Presentation of Financial Statements: Clarification of Statement of Changes in Equity
IAS 21, IAS 28 and IAS 31 Amendment	Transition Requirements for Amendments Arising as a Result of IAS 27
IAS 34 Amendment IFRS 3 Amendment	Interim Financial Reporting: Significant Events and Transactions Business Combinations: Contingent Consideration, Measurement of Non-controlling Interest and Share-based Payment

The International Financial Reporting Interpretations Committee (“IFRIC”) 13 Amendment	Customer Loyalty Programmes: Fair Value of Award Credits
IFRIC 14 Amendment	Prepayments of a Minimum Funding Requirement
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2011

The standards, amendments and interpretations noted below are relevant to the Group but are not yet effective and have not been early adopted by the Group in 2011.

Effective for annual period beginning on or after
IAS 1 Amendment	Presentation of Financial Statements:
	Other Comprehensive Income	1 July 2012
IAS 12 Amendment	Deferred Tax: Recovery of Underlying Assets	1 January 2012
IAS 19 Amendment	Employee Benefits	1 January 2013
IAS 32 Amendment	Financial Instruments: Presentation	1 January 2014
IFRS 7 Amendment	Disclosure: Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 7 Amendment	Disclosures: Transfers of Financial Assets	1 July 2011
IFRS 9, IFRS 9 Amendments and IFRS 7 Amendment	Financial Instruments and Financial Instruments – Disclosures	1 January 2015
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IAS 27 Revised	Separate Financial Statements	1 January 2013
IAS 28 Revised	Investments in Associates and Joint Ventures	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013

IAS 1 Amendment requires to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.

IAS 12 Amendment provides a practical approach for measuring deferred tax assets and liabilities related to investment properties measured using the fair value model under IAS 40 Investment Property.

IAS 19 Amendment makes changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. The most significant change is that actuarial gains and losses will be recognised in other comprehensive income rather than operating expenses.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2011 (continued)

IAS 32 Amendment provides additional application guidance to clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. IFRS 7-Disclosure: Offsetting Financial Assets and Financial Liabilities is also amended to require disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position.

IFRS 7 Amendment – Disclosures: Transfers of Financial Assets introduces new disclosure requirements to help users of financial statements evaluate the risk exposures relating to transfer of financial assets and the effect of those risks on an entity’s financial position.

IFRS 9 and IFRS 9 Amendments replaced those parts of IAS 39 relating to the classification, measurement and de-recognition of financial assets and liabilities with key changes mainly related to the classification and measurement of financial assets and certain types of financial liabilities. Together with the amendments to IFRS 9, IFRS 7-Financial Instruments: Disclosures is also amended to require additional disclosures on transition from IAS 39 to IFRS 9.

The five new standards (IFRS 10, IFRS 11, IFRS 12, IAS 27 Revised and IAS 28 Revised) establish new guidance for consolidation and joint arrangements and principally address:

•	A revised definition of control for the purposes of determining which arrangements should be consolidated;

•	A reduction in the types of joint arrangements to two: joint operations and joint ventures, and classification based on rights and obligations rather than legal structure;

•	Elimination of the policy choice of proportionate consolidation for joint ventures; and

•	New requirements to disclose significant judgements and assumptions in determining whether an entity controls, jointly controls or significantly influences its interests in other entities.

IFRS 13 defines and sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurement.

The Group is considering the impact of these new standards and amendments on the consolidated and separate financial statements of the Group and the Company, respectively.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast majority votes at the meetings of the Board of Directors.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The investments in subsidiaries are accounted for in the company only statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that does not result in loss of controls as transactions with equity holders of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss as appropriate.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post-acquisition profit or loss is recognized in net profit, and its share of post-acquisition movements in other comprehensive income is recognized in consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Associates (continued)

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to dispose and value in use. The impairment of investment in the associate is reviewed for possible reversal at each reporting date.

The investment in associates is stated at cost less impairment in the company only statement of financial position. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2.3	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluate the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.4	Foreign currency translation

The functional currencies of the Group’s operations are RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the end of the reporting period. Exchange differences arising in these cases are recognized in net profit.

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings and fixtures under construction and are stated at costs. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Property, plant and equipment (continued)

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life
Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the lesser of the remaining term of the lease or the useful life

The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gains or losses on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in net profit.

2.6	Financial assets

2.6.a	Classification

The Group classifies its financial assets into the following categories: held-to-maturity securities, securities at fair value through profit or loss, available-for-sale securities and loans and receivables. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and receivables arising from the insurance contracts as presented separately in the statement of financial position. The Group’s investments in securities are mainly in the below three categories:

(i) Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.a	Classification (continued)

(ii)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through profit or loss if they meet certain criteria and designated as such at inception.

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.6.b	Recognition and measurement

Purchase and sale of investments are recognized on trade date, when the Group commits to purchase or sell assets. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognized when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and securities at fair value through profit or loss are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortized cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale debt securities and unrealised gains and losses arising from changes in the fair value of available-for-sale equity securities are recognized in other comprehensive income. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains or losses and impairment on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

Term deposits primarily represent traditional bank deposits which have fixed maturity date and are stated at amortised cost.

Loans originated by the Group are carried at amortised cost, net of allowance for impairment.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.b	Recognition and measurement (continued)

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

2.6.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to:

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in payments;

•	It becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains/(losses) and impairment on financial assets in the period the impairment is recognized. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts

2.8.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contacts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at discretion of the Group.

2.8.2	Insurance contracts

2.8.2.a Recognition	and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considered the nature and distribution of the risks, claims cost development, and experiences in deriving the best estimated amount and the applicable margins. The methods used for reported claims include average cost per claim method, chain ladder method, etc. The Group calculated the reserves for claim expenses based on the best estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders.

The Company uses the discounted cash flow method to estimate the liabilities for long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption, and based on the following principles:

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.2	Insurance contracts (continued)

2.8.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders.

•	Additional non-guaranteed benefits, such as policyholder dividends.

•

Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Company’s expense management control.

On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in net profit as incurred.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs by the Group representing Day 1 gain and will be amortized over the life of the contracts. The subsequent measurement of residual margin is independent from best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.2	Insurance contracts (continued)

2.8.2.a	Recognition and measurement (continued)

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	Insurance components

•	Non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.8.3), which are stated in the investment contracts liabilities.

2.8.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in the light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognized in net profit.

2.8.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognized as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognized as an expense when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in net profit.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.3	Investment contracts

Revenue from investment contracts with or without DPF is recognized as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.8.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognized in other comprehensive income. The surplus owed to policyholders is recognized as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.9	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.10	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Derivative instruments

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only observable markets data. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely relate to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.12	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity plan pursuant to the relevant laws and regulations in the PRC, whereby the Group are required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after vesting period is included in net fair value gains/(losses) through profit or loss in net profit. The related liability is included in other liabilities.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.13	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.14	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognized as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognized as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) over period service is provided. Policy fee income net of certain acquisition costs are deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

Investment income

Investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive dividend payment is established.

2.15	Finance costs

Interest expenses for bonds payable and securities sold under agreements to repurchase are recognized within finance costs in net profit using effective interest rate method.

2.16	Current and deferred income taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in net profit, except to the extent that it relates to items recognized directly in other comprehensive income where the tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16	Current and deferred income taxation (continued)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to net profit on a straight-line basis over the lease periods.

2.18	Provisions and Contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized in the statement of financial position but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognized as a provision.

2.19	Dividend distribution

Dividend distribution to the Company’s equity holders is recognized as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s equity holders.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group, and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses, is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortized over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The various assumptions and their impact are described in Note 13.

3.2	Investments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.c.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)

3.2	Investments (continued)

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of investments are as follows:

•	Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

•	Term deposits and loans: the carrying amounts of these assets in the statement of financial position approximate fair value.

The valuation methodology of various investments is described in Note 4.3.

3.3	Income tax

The Group is subjected to income tax in numerous jurisdictions. During the normal course of business, certain transaction and activity for which the ultimate tax determination is uncertain. The Group needs to exercise significant judgment when determining the income tax. If the final settlement result of the tax matters are different from the amount booked, these differences will impact the final income tax expense and deferred tax for the period.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT

Risk management is carried out by the Risk Management Committee under policies approved by the Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and there is uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

	2011		2010
Product name	RMB million	%	RMB million	%
Premiums
Hong Tai Participating Endowment (a)	58,432	19.32%	55	0.02%
Hong Ying Participating Endowment (b)	56,000	18.52%	68,612	22.63%
Kang Ning Whole Life (c)	27,696	9.16%	28,853	9.51%
Mei Man Yi Sheng Participating Endowment (d)	23,932	7.91%	28,594	9.43%
Hong Feng Participating Endowment (e)	6,096	2.02%	29,868	9.85%
Others (f)	130,294	43.07%	147,272	48.56%

Total	302,450	100.00%	303,254	100.00%

Insurance benefits expenses
Hong Tai Participating Endowment (a)	35	0.05%	—	—
Hong Ying Participating Endowment (b)	168	0.26%	27	0.06%
Kang Ning Whole Life (c)	2,987	4.61%	2,879	6.32%
Mei Man Yi Sheng Participating Endowment (d)	2,875	4.43%	2,979	6.54%
Hong Feng Participating Endowment (e)	40,856	63.02%	28,869	63.39%
Others (f)	17,914	27.63%	10,787	23.69%

Total	64,835	100.00%	45,541	100.00%

Liabilities of long-term insurance contracts
Hong Tai Participating Endowment (a)	54,300	4.56%	52	0.01%
Hong Ying Participating Endowment (b)	113,038	9.50%	62,538	6.20%
Kang Ning Whole Life (c)	127,258	10.69%	104,800	10.39%
Mei Man Yi Sheng Participating Endowment (d)	80,768	6.78%	61,716	6.12%
Hong Feng Participating Endowment (e)	218,519	18.36%	260,896	25.85%
Others (f)	596,603	50.11%	518,894	51.43%

Total	1,190,486	100.00%	1,008,896	100.00%

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	Hong Tai is long-term individual participating endowment insurance contract with options for single premium or regular premium of 10 years, designed for healthy policyholders of age between 30-day-old and 75-year-old. Insured period can be 5 years, 6 years or 10 years. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first year is paid at premium received (without interest). All other death benefits incurred are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively.

(b)	Hong Ying is long-term individual participating endowment insurance contract with options for single premium or regular premium of 3 years, 5 years or 10 years, designed for healthy policyholders of age between 30-day-old and 70-year-old. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first year is paid at premium received (without interest). Disease death benefit incurred after one year is paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively. For accident death occurs on train, ship or flight, accident death benefit is paid at 300% of basic sum insured and 300% of basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively. For accident death not on train, ship and flight, accident death benefit is paid at 200% of basic sum insured and 200% of basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively.

(c)	Kang Ning Whole Life is long-term individual whole life insurance contract with options for single premium or regular premium of 10 years or 20 years. Its maximum critical illness benefit is paid at 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

(d)	Mei Man Yi Sheng is long-term individual participating endowment insurance contract with options for regular premium of 3 years, 5 years, 8 years or 12 years, designed for healthy policyholders of age between 30-day-old and 60-year-old. The insured can be benefited up to age of 75. Annuity is paid at basic sum insured multiplied by the period of the payments and times 1%. Maturity benefit is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first 2 years is paid at premium received (without interest). Accident death or disease death after first 2 years is paid at basic sum insured multiplied by 110% of premium payments.

(e)	Hong Feng is long-term individual participating endowment insurance contract with single premium. Insured period can be 5 years or 10 years. The policy holder can be benefited up to age of 65. Maturity benefit is paid at 100% of basic sum insured. Disease Death benefit incurred within first year is paid at premium received (without interest). Disease death benefit incurred after one year is paid at basic sum insured. Accident death benefit is paid at 300% of basic sum insured.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB 10,462 million or RMB 10,976 million (2010: RMB 9,993 million or RMB 10,435 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB 5,896 million or RMB 6,249 million (2010: RMB 5,862 million or RMB 6,221 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB 29,124 million or RMB 33,545 million (2010: RMB 26,858 million or RMB 31,084 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB 159 million lower or higher, respectively (2010: RMB 149 million).

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis (continued)

The following table indicates the claim development for short-term insurance contracts without taking into account reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2007	2008	2009	2010	2011	Total
Current year	7,082	7,725	8,102	8,826	8,002
1 year later	6,891	7,591	8,291	8,967
2 years later	6,990	7,411	8,063
3 years later	6,990	7,411
4 years later	6,990

Estimated claims expenses	6,990	7,411	8,063	8,967	8,002	39,433

Accumulated claims expenses paid	(6,990)	(7,411)	(8,063)	(8,344)	(5,436)	(36,244)

Unpaid claims expenses	—	—	—	623	2,566	3,189

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2007	2008	2009	2010	2011	Total
Current year	7,036	7,671	8,018	8,741	7,889
1 year later	6,847	7,538	8,205	8,879
2 years later	6,945	7,360	7,979
3 years later	6,945	7,360
4 years later	6,945

Estimated claims expenses	6,945	7,360	7,979	8,879	7,889	39,052

Accumulated claims expenses paid	(6,945)	(7,360)	(7,979)	(8,264)	(5,360)	(35,908)

Unpaid claims expenses	—	—	—	615	2,529	3,144

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 8 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

At 31 December 2011, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB 1,712 million (2010: RMB 1,066 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses or gains on debt securities assets at fair value through profit or loss, net of the portion attributable to participating policyholders. Pre-tax available-for-sale reserve in equity would have been RMB 16,995 million (2010: RMB 8,771 million) lower or higher, respectively, as a result of a decrease or increase in the fair value of available-for-sale securities, net of portion attributable to participating policyholders.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

At 31 December 2011, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB 124 million (2010: RMB 113 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities, net of portion attributable to participating policyholders. Pre-tax available-for-sale reserve in equity would have been RMB 17,942 million (2010: RMB 11,942 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities, net of portion attributable to participating policyholders. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to debt securities and common stocks denominated in US dollar or HK dollar.

The Group holds shares traded on the HK stock market, which are traded in HK dollar. Investment income from H share holdings partially compensates adverse impact of appreciation of Renminbi.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarizes financial assets denominated in currencies other than RMB as at 31 December 2011 and 2010, expressed in RMB equivalent:

As at 31 December 2011	US dollar	HK dollar	Total
Equity securities
– Available-for-sale securities	—	4,783	4,783
Debt securities
– Held-to-maturity securities	1,890	36	1,926
– Available-for-sale securities	175	—	175
Term deposits	5,476	—	5,476
Cash and cash equivalents	4,108	237	4,345

Total	11,649	5,056	16,705

As at 31 December 2010	US dollar	HK dollar	Total
Equity securities
– Available-for-sale securities	—	5,845	5,845
Debt securities
– Held-to-maturity securities	1,987	6	1,993
– Available-for-sale securities	—	20	20
Term deposits	33	—	33
Cash and cash equivalents	8,855	1,458	10,313

Total	10,875	7,329	18,204

Monetary assets are exposed to currency risk whereas non-monetary assets, such as equity securities, are exposed to price risk. As at 31 December 2011, if RMB had strengthened or weakened by 10% against US dollar and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB 1,192 million (2010: RMB 1,236 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar and HK dollar denominated financial assets other than the equity securities included in the table above. The actual exchange loss in year 2011 was RMB 547 million (2010: RMB 392 million).

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off balance sheet items as at 31 December 2011 and 2010.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership should the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or a Chinese government controlled financial institution. As at 31 December 2011, 99.8% (as at 31 December 2010: 100%) of the corporate bonds held by the Group had credit rating of AA/A-2 or above. As at 31 December 2011, 99.6% (as at 31 December 2010: 99.1%) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2011, 100% (as at 31 December 2010: 100%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (CSDCC) in the PRC. The Group’s debt investment plans are supported by fiscal income in budget of Central Government or third party guarantee. The Group believes these commercial banks and CSDCC have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, and cash equivalents will not cause material impact on the Group’s consolidated financial statements as at 31 December 2011 and 2010.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2011 and 2010.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The following tables set forth the contractual and expected undiscounted cash flows for financial assets, insurance and financial liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2011	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets

Contractual cash inflows/(outflows)
Equity securities	181,869	181,869	—	—	—	—
Debt securities	666,652	—	36,819	89,304	103,078	821,211
Loans	61,104	—	34,056	3,653	9,623	26,278
Term deposits	520,793	—	59,279	181,522	341,592	23,506
Statutory deposits-restricted	6,153	—	2,026	4,202	324	—
Securities purchased under agreements to resell	2,370	—	2,370	—	—	—
Accrued investment income	22,946	—	22,946	—	—	—
Premiums receivable	8,253	—	8,253	—	—	—
Cash and cash equivalent	55,971	—	55,971	—	—	—

Subtotal	1,526,111	181,869	221,720	278,681	454,617	870,995

Financial and insurance liabilities

Expected cash outflows/(inflows)
Insurance contracts	1,199,373	—	(29,343)	74,813	162,936	1,912,073
Investment contracts	69,740	—	15,652	18,800	11,909	47,107

Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	13,000	—	13,000	—	—	—
Annuity and other insurance balances payable	11,954	—	11,954	—	—	—
Bonds payable	29,990	—	1,347	3,300	33,300	—

Subtotal	1,324,057	—	12,610	96,913	208,145	1,959,180

Net cash inflows/(outflows)	202,054	181,869	209,110	181,768	246,472	(1,088,185)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

				Contractual and expected cash flows
			(undiscounted)
As at 31 December 2010	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets

Contractual cash inflows/(outflows)
Equity securities	195,899	195,899	—	—	—	—
Debt securities	608,142	—	42,602	68,533	97,955	733,144
Loans	36,543	—	24,754	1,602	3,330	13,689
Term deposits	441,585	—	30,097	152,241	246,050	85,383
Statutory deposits-restricted	6,153	—	522	5,913	214	—
Securities purchased under agreements to resell	—	—	—	—	—	—
Accrued investment income	18,193	—	17,537	656	—	—
Premiums receivable	7,274	—	7,274	—	—	—
Cash and cash equivalent	47,839	—	47,839	—	—	—

Subtotal	1,361,628	195,899	170,625	228,945	347,549	832,216

Financial and insurance liabilities

Expected cash outflows/(inflows)
Insurance contracts	1,018,135	—	(12,805)	59,027	98,822	1,679,736
Investment contracts	70,087	—	15,566	18,495	14,320	47,219

Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	23,065	—	23,065	—	—	—
Annuity and other insurance balances payable	8,275	—	8,275	—	—	—

Subtotal	1,119,562	—	34,101	77,522	113,142	1,726,955

Net cash inflows/(outflows)	242,066	195,899	136,524	151,423	234,407	(894,739)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflow from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, investment return, loss ratio, expenses assumption and other assumptions. Actual experience may differ from estimates.

The liquidity analysis above does not include policy holder dividends payable amounting to RMB 46,368 million as at 31 December 2011 (2010: RMB 52,828 million). At 31 December 2011, declared dividends of RMB 37,451 million (2010: RMB 31,785 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts (with DPF and without DPF) and universal life insurance contracts contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB 51,678 million, RMB 4,342 million and RMB 13,191 million, respectively for the period ended 31 December 2011 (2010: RMB 50,434 million, RMB 3,639 million and RMB 15,456 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives when managing capital, which is actual capital, calculated as the difference between admitted assets (defined by CIRC) and the admitted liabilities (defined by CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. In 2011, the Group issued subordinated debt to replenish the Company’s supplementary capital and raise the solvency ratio according to applicable law and approvals from regulatory authorities.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail under Note 8.4, Note 33 and Note 18, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratio, as well as the solvency ratio based on dynamic solvency testing.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Actual capital	113,685	123,769
Minimum capital	66,826	58,385
Solvency ratio	170%	212%

According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. CIRC closely monitors those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with solvency ratio above 100% but significant solvency risk identified would be required to take necessary rectifying actions.

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Level 2 fair value is based on valuation technique using significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilized and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group may choose to apply internally developed values to the assets being measured. In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

At 31 December 2011, investments classified as Level 1 comprise approximately 36.92% of financial assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or inter-bank market. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information.

At 31 December 2011, investments classified as Level 2 comprise approximately 62.61% of financial assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

At 31 December 2011, investments classified as Level 3 comprise approximately 0.47% of financial assets measured at fair value on a recurring basis. They primarily include subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

For the years ended 31 December 2011 and 2010, most of these prices obtained from the pricing services are for debt securities issued by the Chinese government and government controlled organizations. These pricing services utilize a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value.

For the accounting policies regarding the determination of fair values of financial assets and financial liabilities, see Note 3.2.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2011:

	Level 1	Level 2	Level 3	Total balance
Assets
Available-for-sale securities
– Equity securities	174,987	1,997	2,437	179,421
– Debt securities	30,465	352,761	301	383,527

Securities at fair value through profit or loss
– Equity securities	2,459	—	—	2,459
– Debt securities	8,687	12,537	—	21,224

Total assets	216,598	367,295	2,738	586,631

Liabilities
Investment contracts at fair value through profit or loss	(57)	—	—	(57)

Total liabilities	(57)	—	—	(57)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2011:

	Available-for-sale Securities
	Debt securities	Equity securities	Total assets
Opening balance	301	1,384	1,685
Purchases	—	1,011	1,011
Transfer into Level 3	—	50	50

Fair value changes recognised in equity	—	(8)	(8)

Closing balance	301	2,437	2,738

Total gains or losses for 2011 included in net profit for assets and liabilities held at 31 December 2011	—	—	—

There have been no significant transfers between level 1 and level 2 during 2011.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2010:

	Level 1	Level 2	Level 3	Total balance
Assets
Available-for-sale securities
– Equity securities	189,600	2,685	1,384	193,669
– Debt securities	39,141	315,010	301	354,452
Securities at fair value through profit or loss
– Equity securities	2,249	—	—	2,249
– Debt securities	5,182	2,331	—	7,513

Total assets	236,172	320,026	1,685	557,883

Liabilities
Investment contracts at fair value through profit or loss	(84)	—	—	(84)

Total liabilities	(84)	—	—	(84)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2010:

		Available-for-sale Securities
	Debt securities	Equity securities	Total assets
Opening balance	301	1,238	1,539
Purchases	—	128	128
Transfer into Level 3	—	17	17
Fair value changes recognised in equity	—	1	1

Closing balance	301	1,384	1,685

Total gains or losses for 2010 included in net profit for assets and liabilities held at 31 December 2010	—	—	—

In 2011 and 2010, the Group transferred certain debt and equity securities between Level 1, Level 2 and Level 3 due to changes in availability of market observable inputs.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate & other)

Corporate and other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC, as described in Note 31, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2 Allocation basis of income and expenses

Investment income, net realised gains/(losses) and impairment on financial assets, net fair value gains or losses through profit or loss and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

5.3 Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2011
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	302,012	438	15,802	—	—	318,252

– Term Life	2,299	333	—	—	—
– Whole Life	37,934	85	—	—	—
– Endowment	221,925	—	—	—	—
– Annuity	39,854	20	—	—	—

Net premiums earned	301,986	434	15,856	—	—	318,276
Investment income	57,080	2,893	460	289	—	60,722
Net realised loss and impairment on financial assets	(10,404)	(527)	(86)	(191)	—	(11,208)
Net fair value gains/(losses) through profit or loss	319	16	3	(1)	—	337
Other income	477	163	—	2,901	(769)	2,772

Including: inter-segment revenue	—	—	—	769	(769)	—

Segment revenues	349,458	2,979	16,233	2,998	(769)	370,899

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(101,010)	(339)	—	—	—	(101,349)
Accident and health claims and claim adjustment expenses	—	—	(7,789)	—	—	(7,789)
Increase in insurance contracts liabilities	(181,565)	(14)	—	—	—	(181,579)
Investment contract benefits	(574)	(1,457)	—	—	—	(2,031)
Policyholder dividends resulting from participation in profits	(5,780)	(345)	—	—	—	(6,125)
Underwriting and policy acquisition costs	(23,723)	(81)	(3,275)	(355)	—	(27,434)
Finance costs	(818)	(41)	(7)	(7)	—	(873)
Administrative expenses	(14,961)	(522)	(3,989)	(2,077)	—	(21,549)
Other operating expenses	(2,604)	(107)	(548)	(785)	769	(3,275)

Including: Inter-segment expenses	(726)	(37)	(6)	—	769	—

Statutory insurance fund contribution	(456)	(16)	(123)	—	—	(595)

Segment benefits, claims and expenses	(331,491)	(2,922)	(15,731)	(3,224)	769	(352,599)

Share of profit of associates	—	—	—	2,213	—	2,213

Segment results	17,967	57	502	1,987	—	20,513

Income tax						(2,022)

Net profit						18,491

Attributable to
– equity holders of the Company						18,331
– non-controlling interests						160

Unrealised losses from available-for-sale securities included in equity holders’ equity	(22,800)	(1,154)	(186)	(65)	—	(24,205)

Depreciation and amortisation	1,409	49	380	71	—	1,909

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

5	SEGMENT INFORMATION (continued)

	As at 31 December 2011
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,430,528	70,759	11,399	5,229	—	1,517,915
Other	730	—	121	24,448	—	25,299

Segment assets	1,431,258	70,759	11,520	29,677	—	1,543,214

Unallocated
Property, plant and equipment						20,231
Other						20,462

Total						1,583,907

Liabilities
Insurance contracts	1,189,777	709	8,887	—	—	1,199,373
Investment contracts	13,349	56,448	—	—	—	69,797
Securities sold under agreements to repurchase	12,279	621	100	—	—	13,000
Other	28,650	1,677	230	—	—	30,557

Segment liabilities	1,244,055	59,455	9,217	—	—	1,312,727

Unallocated
Other						77,792

Total						1,390,519

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	302,781	473	14,975	—	—	318,229

– Term Life	1,964	287	—	—	—
– Whole Life	37,783	165	—	—	—
– Endowment	220,505	—	—	—	—
– Annuity	42,529	21	—	—	—

Net premiums earned	302,753	468	14,867	—	—	318,088
Investment income	45,535	2,691	448	198	—	48,872
Net realised gains and impairment on financial assets	14,738	871	145	87	—	15,841
Net fair value gains through profit or loss	247	14	2	17	—	280
Other income	614	244	—	2,583	(684)	2,757

Including: inter-segment revenue	—	—	—	684	(684)	—

Segment revenues	363,887	4,288	15,462	2,885	(684)	385,838

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(70,872)	(365)	—	—	—	(71,237)
Accident and health claims and claim adjustment expenses	—	—	(8,740)	—	—	(8,740)
Increase in insurance contracts liabilities	(199,469)	(186)	—	—	—	(199,655)
Investment contract benefits	(1,264)	(686)	—	—	—	(1,950)
Policyholder dividends resulting from participation in profits	(12,277)	(947)	—	—	—	(13,224)
Underwriting and policy acquisition costs	(24,182)	(88)	(2,794)	(192)	—	(27,256)
Finance costs	(277)	(17)	(3)	(7)	—	(304)
Administrative expenses	(14,927)	(429)	(2,952)	(1,977)	—	(20,285)
Other operating expenses	(2,440)	(816)	(492)	(287)	684	(3,351)

Including: Inter-segment expenses	(640)	(38)	(6)	—	684	—

Statutory insurance fund contribution	(489)	(14)	(96)	—	—	(599)

Segment benefits, claims and expenses	(326,197)	(3,548)	(15,077)	(2,463)	684	(346,601)

Share of profit of associates	—	—	—	1,771	—	1,771

Segment results	37,690	740	385	2,193	—	41,008

Income tax						(7,197)

Net profit						33,811

Attributable to
– equity holders of the Company						33,626
– non-controlling interests						185

Unrealised losses from available-for-sale securities included in equity holders’ equity	(15,088)	(892)	(148)	(75)	—	(16,203)

Depreciation and amortisation	1,418	40	283	61	—	1,802

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

5	SEGMENT INFORMATION (continued)

	As at 31 December 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,263,081	73,241	12,185	5,931	—	1,354,438
Other	719	—	89	20,892	—	21,700

Segment assets	1,263,800	73,241	12,274	26,823	—	1,376,138

Unallocated
Property, plant and equipment						18,946
Other						15,495

Total						1,410,579

Liabilities
Insurance contracts	1,008,201	695	9,239	—	—	1,018,135
Investment contracts	15,664	54,507	—	—	—	70,171
Securities sold under agreements to repurchase	21,199	1,253	208	405	—	23,065
Other	331	223	—	—	—	554

Segment liabilities	1,045,395	56,678	9,447	405	—	1,111,925

Unallocated
Other						88,179

Total						1,200,104

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

6	PROPERTY, PLANT AND EQUIPMENT

Group

	2011
		Office
		equipment
		furniture and	Motor	Assets under	Leasehold
	Buildings	fixtures	vehicles	construction	improvements	Total
	(RMB Million)
Cost
As at 1 January 2011	17,471	5,359	1,809	2,080	864	27,583
Transfers upon completion	1,233	3	—	(1,322)	86	—
Additions	72	574	126	3,251	13	4,036
Disposals	(54)	(197)	(296)	(927)	(27)	(1,501)

As at 31 December 2011	18,722	5,739	1,639	3,082	936	30,118

Accumulated depreciation
As at 1 January 2011	(3,895)	(3,079)	(1,137)	—	(496)	(8,607)
Charge for the year	(684)	(727)	(169)	—	(146)	(1,726)
Disposals	9	174	264	—	25	472

As at 31 December 2011	(4,570)	(3,632)	(1,042)	—	(617)	(9,861)

Impairment
As at 1 January 2011	(30)	—	—	—	—	(30)
Charge for the year	(1)	—	—	—	—	(1)
Disposals	5	—	—	—	—	5

As at 31 December 2011	(26)	—	—	—	—	(26)

Net book value
As at 1 January 2011	13,546	2,280	672	2,080	368	18,946

As at 31 December 2011	14,126	2,107	597	3,082	319	20,231

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	2010
		Office
		equipment
		furniture and	Motor	Assets under	Leasehold
	Buildings	fixtures	vehicles	construction	improvements	Total
	(RMB Million)
Cost
As at 1 January 2010	14,072	4,635	1,846	3,536	792	24,881
Transfers upon completion	2,975	104	—	(3,147)	68	—
Additions	484	871	194	2,030	20	3,599
Disposals	(60)	(251)	(231)	(339)	(16)	(897)

As at 31 December 2010	17,471	5,359	1,809	2,080	864	27,583

Accumulated depreciation
As at 1 January 2010	(3,276)	(2,587)	(1,149)	—	(372)	(7,384)
Charge for the year	(627)	(680)	(179)	—	(141)	(1,627)
Disposals	8	188	191	—	17	404

As at 31 December 2010	(3,895)	(3,079)	(1,137)	—	(496)	(8,607)

Impairment
As at 1 January 2010	(30)	—	—	—	—	(30)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2010	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2010	10,766	2,048	697	3,536	420	17,467

As at 31 December 2010	13,546	2,280	672	2,080	368	18,946

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2011
		Office
		equipment
		furniture and	Motor	Assets under	Leasehold
	Buildings	fixtures	vehicles	construction	improvements	Total
	(RMB Million)
Cost
As at 1 January 2011	16,910	5,275	1,793	2,080	860	26,918
Transfers upon completion	1,234	3	—	(1,323)	86	—
Additions	71	553	123	3,237	4	3,988
Disposals	(54)	(196)	(296)	(926)	(27)	(1,499)

As at 31 December 2011	18,161	5,635	1,620	3,068	923	29,407

Accumulated depreciation
As at 1 January 2011	(3,829)	(3,044)	(1,131)	—	(495)	(8,499)
Charge for the year	(663)	(715)	(167)	—	(143)	(1,688)
Disposals	9	173	264	—	26	472

As at 31 December 2011	(4,483)	(3,586)	(1,034)	—	(612)	(9,715)

Impairment
As at 1 January 2011	(30)	—	—	—	—	(30)
Charge for the year	(1)	—	—	—	—	(1)
Disposals	5	—	—	—	—	5

As at 31 December 2011	(26)	—	—	—	—	(26)

Net book value
As at 1 January 2011	13,051	2,231	662	2,080	365	18,389

As at 31 December 2011	13,652	2,049	586	3,068	311	19,666

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2010
		Office
		Equipment
		Furniture and	Motor	Assets under	Leasehold
	Buildings	fixtures	vehicles	construction	improvements	Total
	(RMB Million)
Cost
As at 1 January 2010	13,760	4,557	1,832	3,336	791	24,276
Transfers upon completion	2,775	104	—	(2,947)	68	—
Additions	435	859	192	2,030	19	3,585
Disposals	(60)	(245)	(231)	(339)	(18)	(893)

As at 31 December 2010	16,910	5,275	1,793	2,080	860	26,918

Accumulated depreciation
As at 1 January 2010	(3,232)	(2,558)	(1,145)	—	(371)	(7,306)
Charge for the year	(607)	(669)	(178)	—	(140)	(1,594)
Disposals	10	183	192	—	16	401

As at 31 December 2010	(3,829)	(3,044)	(1,131)	—	(495)	(8,499)

Impairment
As at 1 January 2010	(30)	—	—	—	—	(30)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2010	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2010	10,498	1,999	687	3,336	420	16,940

As at 31 December 2010	13,051	2,231	662	2,080	365	18,389

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

7.	INVESTMENTS IN ASSOCIATES

Group

	2011	2010
	RMB million	RMB million
As at 1 January	20,892	8,470
Additional capital contribution to associates (i)	1,600	5,777
Transfer in associates	—	5,123
Scrip dividend from associates (ii)	91	—
Share of profit	2,213	1,771
Other equity movements	(201)	(131)
Dividend received	(147)	(118)

As at 31 December	24,448	20,892

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2011, the stock price of Sino-Ocean was HK$3.60 per share. The Group’s share of associates’ assets and liabilities as at 31 December 2011 and revenue and profit after tax for the year then ended are as followings:

Share of assets and liabilities of associates

	Country of		Assets	Liabilities
Name	incorporation	Interest held	RMB million	RMB million
China Guangfa Bank (“CGB”)	PRC	20.00%	186,843	173,255
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40.00%	8,962	6,370
Sino-Ocean Land Holdings Limited (“Sino-Ocean”)	Hong Kong, PRC	24.45%	25,757	17,489

Total as at 31 December 2011			221,562	197,114

CGB	PRC	20.00%	165,979	154,356
CLP&C	PRC	40.00%	6,042	4,870
Sino-Ocean	Hong Kong, PRC	24.07%	22,409	14,312

Total as at 31 December 2010			194,430	173,538

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

7.	INVESTMENTS IN ASSOCIATES (continued)

Share of revenues and profit after tax of associates

	Revenue	Profit after tax
Name	RMB million	RMB million
CGB	5,635	1,917
CLP&C	5,282	168
Sino-Ocean	4,865	128

Total for the year ended 31 December 2011	15,782	2,213

CGB	4,392	1,237
CLP&C	3,557	245
Sino-Ocean	3,303	289

Total for the year ended 31 December 2010	11,252	1,771

Company

	2011	2010
	RMB million	RMB million
As at 1 January	18,177	7,278
Additional capital contribution to CGB	—	2,999
Additional capital contribution to CLP&C (i)	1,600	—
Investment in Sino-Ocean	—	7,907
Scrip dividend from Sino-Ocean (ii)	91	—
Divestment from Investment in China Life Insurance Brokers	—	(7)

As at 31 December	19,868	18,177

(i)	On 25 May 2011, CLP&C’s Board of Directors Meeting and Shareholders Meeting approved the proposal to raise additional capital from the existing shareholders. The Company injected additional capital of RMB 1,600 million in cash. As a result, the Company held shares of CLP&C at a total cost of RMB 3,200 million and its interest in CLP&C remains at 40% of CLP&C’s registered capital.
(ii)	A dividend in respect of 2010 of HK$ 0.08 per ordinary share was approved and declared by Sino-Ocean at the Annual General Meeting on 12 May 2011. Sino-Ocean announced a Scrip Dividend Scheme on 22 May 2011, under which each shareholder may elect to receive the 2010 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB 91 million on 28 June 2011 with a corresponding increase in the carry value of investments in associates.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS

8.1	Held-to-maturity securities

Group

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Debt securities
Government bonds	87,451	105,006
Government agency bonds	89,631	90,230
Corporate bonds	6,437	3,138
Subordinated bonds/debts	78,414	47,853

Total	261,933	246,227

Debt securities
Listed in mainland, PRC	34,006	15,785
Listed in Hong Kong, PRC	12	—
Listed in Singapore	18	—
Unlisted	227,897	230,442

Total	261,933	246,227

The estimated fair value of listed held-to-maturity securities was RMB 35,842 million as at 31 December 2011 (31 December 2010: RMB 16,250 million).

Company

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Debt securities
Government bonds	87,451	105,006
Government agency bonds	89,631	90,230
Corporate bonds	6,406	3,131
Subordinated bonds/debts	78,409	47,853

Total	261,897	246,220

Debt securities
Listed in mainland, PRC	34,006	15,785
Unlisted	227,891	230,435

Total	261,897	246,220

The estimated fair value of listed held-to-maturity securities was RMB 35,815 million (31 December 2010:

RMB 16,250 million).

The unlisted debt securities refer to both debt securities traded on the interbank market in China and debt securities not publicly traded.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.1	Held-to-maturity securities (continued)

	As at 31	As at 31
Group debt securities	December 2011	December 2010
– Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	1,428	18,891
After one year but within five years	25,324	25,696
After five years but within ten years	52,080	47,897
After ten years	183,101	153,743

Total	261,933	246,227

	As at 31	As at 31
Company debt securities	December 2011	December 2010
– Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	1,428	18,891
After one year but within five years	25,317	25,689
After five years but within ten years	52,051	47,897
After ten years	183,101	153,743

Total	261,897	246,220

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.2	Loans

Group

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Policy loans	32,321	23,977
Other loans	28,783	12,566

Total	61,104	36,543

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Maturing:
Within one year	32,321	23,977
After one year but within five years	6,270	1,770
After five years but within ten years	22,513	10,796

Total	61,104	36,543

Company

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Policy loans	32,321	23,977
Other loans	28,593	12,376

Total	60,914	36,353

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Maturing:
Within one year	32,321	23,977
After one year but within five years	6,200	1,700
After five years but within ten years	22,393	10,676

Total	60,914	36,353

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.3	Term deposits

Group

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Maturing:
Within one year	44,876	19,268
After one year but within five years	453,117	340,917
After five years but within ten years	22,800	81,400

Total	520,793	441,585

Company

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Maturing:
Within one year	44,876	19,200
After one year but within five years	451,817	339,617
After five years but within ten years	22,800	81,400

Total	519,493	440,217

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.4	Statutory deposits – restricted

Group

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Contractual maturity schedule:
Within one year	1,820	400
After one year but within five years	4,333	5,753

Total	6,153	6,153

Company

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Contractual maturity schedule:
Within one year	1,600	300
After one year but within five years	4,053	5,353

Total	5,653	5,653

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities

Group

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Debt securities
Government bonds	60,325	57,871
Government agency bonds	148,539	145,538
Corporate bonds	125,407	125,423
Subordinated bonds/debts	49,256	25,620

Subtotal	383,527	354,452

Equity securities
Funds	84,767	95,380
Common stocks	93,384	97,915
Other	1,270	374

Subtotal	179,421	193,669

Total	562,948	548,121

Debt securities
Listed in mainland, PRC	31,642	29,618
Listed in Hong Kong, PRC	175	13
Unlisted	351,710	324,821

Subtotal	383,527	354,452

Equity securities
Listed in mainland, PRC	97,633	104,100
Listed in Hong Kong, PRC	4,783	5,845
Unlisted	77,005	83,724

Subtotal	179,421	193,669

Total	562,948	548,121

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities (continued)

Company

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Debt securities
Government bonds	59,855	57,533
Government agency bonds	148,390	144,961
Corporate bonds	124,679	124,603
Subordinated bonds/debts	48,943	24,786

Subtotal	381,867	351,883

Equity securities
Funds	84,360	94,762
Common stocks	93,177	97,725
Other	1,270	374

Subtotal	178,807	192,861

Total	560,674	544,744

Debt securities
Listed in mainland, PRC	30,963	29,261
Listed in Hong Kong, PRC	175	—
Unlisted	350,729	322,622

Subtotal	381,867	351,883

Equity securities
Listed in mainland, PRC	97,133	103,376
Listed in Hong Kong, PRC	4,783	5,835
Unlisted	76,891	83,650

Subtotal	178,807	192,861

Total	560,674	544,744

The unlisted securities include equity securities not traded on stock exchanges, debt securities traded on the interbank market in China, and debt securities not publicly traded.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities (continued)

	As at 31	As at 31
Group debt securities	December 2011	December 2010
– contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	4,191	3,804
After one year but within five years	46,199	40,401
After five years but within ten years	138,659	129,977
After ten years	194,478	180,270

Total	383,527	354,452

	As at 31	As at 31
Company debt securities	December 2011	December 2010
– contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	4,186	3,685
After one year but within five years	45,548	39,315
After five years but within ten years	138,217	128,861
After ten years	193,916	180,022

Total	381,867	351,883

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.6	Securities at fair value through profit or loss

Group

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Debt securities
Government bonds	589	883
Government agency bonds	4,285	1,915
Corporate bonds	16,350	4,715

Subtotal	21,224	7,513

Equity securities
Funds	290	575
Common stocks	2,169	1,665
Warrants	—	9

Subtotal	2,459	2,249

Total	23,683	9,762

Debt securities
Listed in mainland, PRC	5,830	3,497
Unlisted	15,394	4,016

Subtotal	21,224	7,513

Equity securities
Listed in mainland, PRC	2,279	1,697
Unlisted	180	552

Subtotal	2,459	2,249

Total	23,683	9,762

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.6	Securities at fair value through profit or loss (continued)

Company

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Debt securities
Government bonds	589	883
Government agency bonds	4,285	1,915
Corporate bonds	16,110	4,629

Subtotal	20,984	7,427

Equity securities
Funds	290	575
Common stocks	2,169	1,665
Warrants	—	9

Subtotal	2,459	2,249

Total	23,443	9,676

Debt securities
Listed in mainland, PRC	5,791	3,450
Unlisted	15,193	3,977

Subtotal	20,984	7,427

Equity securities
Listed in mainland, PRC	2,279	1,697
Unlisted	180	552

Subtotal	2,459	2,249

Total	23,443	9,676

The unlisted securities include equity securities not traded on stock exchanges, debt securities traded on the interbank market in China, and debt securities not publicly traded.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.7	Securities purchased under agreements to resell

Group

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Maturing:
Within thirty days	1,572	—
After 30 days but within 90 days	798	—

Total	2,370	—

Company

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
Maturing:
Within thirty days	1,372	—
After 30 days but within 90 days	798	—

Total	2,170	—

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

8	FINANCIAL ASSETS (continued)

8.8	Accrued investment income

Group

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million

Bank deposits	12,985	9,537
Debt securities	9,394	8,363
Others	567	293

Total	22,946	18,193

Current	22,946	18,193
Non-current	—	—

Total	22,946	18,193

Company

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Bank deposits	12,920	9,486
Debt securities	9,369	8,321
Others	565	291

Total	22,854	18,098

Current	22,854	18,098
Non-current	—	—

Total	22,854	18,098

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities:

	Carrying value		Estimated fair value
	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Held-to-maturity securities	261,933	246,227	264,385	244,304
Loans	61,104	36,543	61,104	36,543
Term deposits	520,793	441,585	520,793	441,585
Statutory deposits-restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	562,948	548,121	562,948	548,121
Securities at fair value through profit or loss	23,683	9,762	23,683	9,762
Securities purchased under agreement to resell	2,370	—	2,370	—
Cash and cash equivalents	55,985	47,854	55,985	47,854
Investment contracts (ii)	(69,797)	(70,171)	(68,580)	(69,432)
Securities sold under agreements to repurchase	(13,000)	(23,065)	(13,000)	(23,065)
Bonds payable	(29,990)	—	(30,000)	—

(i)	The estimates and judgment to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, credit risk and risk margin associated with the future cash flows.

10	PREMIUMS RECEIVABLE

The aging of premiums receivable is within 12 months.

11	REINSURANCE ASSETS

Group and Company

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Long-term insurance contracts ceded (Note 13)	730	719
Due from reinsurance companies	27	22
Ceded unearned premiums (Note 13)	76	57
Claims recoverable from reinsurers (Note 13)	45	32

Total	878	830

Current	148	111
Non-current	730	719

Total	878	830

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

12	OTHER ASSETS

Group

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Land use rights	6,381	3,609
Due from CLIC (Note 31(f))	596	598
Automated policy loan	1,450	1,091
Business tax refundable	2,182	219
Others	1,573	2,682

Total	12,182	8,199

Current	5,788	4,573
Non-current	6,394	3,626

Total	12,182	8,199

Company

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Land use rights	6,381	3,609
Due from CLIC (Note 31(f))	574	598
Automated policy loan	1,450	1,091
Business tax refundable	2,182	219
Others	1,325	2,634

Total	11,912	8,151

Current	5,518	4,543
Non-current	6,394	3,608

Total	11,912	8,151

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

13	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the company’s investment strategy. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2011	4.50%~5.00%
As at 31 December 2010	4.58%~5.00%

For the insurance contracts of which the future returns are not affected by investment yields of the corresponding investment portfolios, the Group uses discount rate assumption to assess the time value impacts based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration including liquidity spreads, taxation impacts and other relevant factors. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2011	2.65%~5.66%
As at 31 December 2010	2.61%~5.66%

The discount rate assumption is affected by factors such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

13	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)	Expense assumptions are based on expected unit costs with the consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2011	37.0~45.0	0.85%~0.90%	14.0	0.90%
As at 31 December 2010	30.4~44.6	0.90%~1.00%	13.1	0.86%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period.

The Group adopted consistent process used to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

13	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

Group and Company

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Gross
Long-term insurance contracts	1,190,486	1,008,896
Short-term insurance contracts
– claims and claim adjustment expenses	3,189	3,304
– unearned premiums	5,698	5,935

Total, gross	1,199,373	1,018,135

Recoverable from reinsurers
Long-term insurance contracts (Note 11)	(730)	(719)
Short-term insurance contracts
– claims and claim adjustment expenses (Note 11)	(45)	(32)
– unearned premiums (Note 11)	(76)	(57)

Total, ceded	(851)	(808)

Net
Long-term insurance contracts	1,189,756	1,008,177
Short-term insurance contracts
– claims and claim adjustment expenses	3,144	3,272
– unearned premiums	5,622	5,878

Total, net	1,198,522	1,017,327

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

13	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expenses reserve:

Group and Company

	2011 RMB million	2010 RMB million
– Notified claims	326	228
– Incurred but not reported	2,978	2,716

Total as at 1 January-Gross	3,304	2,944

Cash paid for claims settled in year
– Cash paid for current year claims	(5,436)	(5,959)
– Cash paid for prior year claims	(2,594)	(2,516)
Claims incurred in year
– Claims arising in current year	8,002	8,826
– Claims arising in prior year	(87)	9

Total as at 31 December-Gross	3,189	3,304

– Notified claims	354	326
– Incurred but not reported	2,835	2,978

Total as at 31 December-Gross	3,189	3,304

The table below presents movements in unearned premium reserves:

Group and Company

	2011 RMB million			2010 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	5,935	(57)	5,878	5,997	(83)	5,914
Increase	5,698	(76)	5,622	5,935	(57)	5,878
Release	(5,935)	57	(5,878)	(5,997)	83	(5,914)

As at 31 December	5,698	(76)	5,622	5,935	(57)	5,878

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

13	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

Group and Company

	2011 RMB million	2010 RMB million
As at 1 January	1,008,896	809,223
Premiums	302,450	303,254
Release of liabilities (i)	(174,189)	(138,159)
Accretion of interest	47,090	38,298
Change in assumptions	3,268	(6,382)
Other movements	2,971	2,662

As at 31 December	1,190,486	1,008,896

(i)	The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

14	INVESTMENT CONTRACTS

Group and Company

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Investment contracts with DPF	52,072	50,839
Investment contracts without DPF
– At amortised cost	17,668	19,248
– Designated as at fair value through profit or loss	57	84

Total	69,797	70,171

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

14	INVESTMENT CONTRACTS (continued)

The table below presents movements of investment contracts with DPF:

	2011 RMB million	2010 RMB million
As at 1 January	50,839	50,219
Deposits received	6,981	9,459
Deposits withdrawn, payments on death and other benefits	(7,089)	(9,990)
Policy fees deducted from account balances	(59)	(95)
Interest credited	1,400	1,246

As at 31 December	52,072	50,839

15	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Group

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Maturing:
Within thirty days	13,000	23,065

Total	13,000	23,065

Company

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Maturing:
Within thirty days	13,000	22,660

Total	13,000	22,660

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

15	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (continued)

The transactions are conducted under terms that are customary for standard secured lending activities. Carrying values of debt securities pledged as collateral representing available-for-sale investments are as follows:

Group

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Debt securities pledged	13,305	24,377

Total	13,305	24,377

Company

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Debt securities pledged	13,305	23,939

Total	13,305	23,939

16	BONDS PAYABLE

Included in Bonds payable are subordinated debts of RMB 29,990 million as at 31 December 2011. On 26 October 2011, the Company issued RMB 30 billion subordinated debts to qualified investors who met the relevant regulatory requirements (the “Issuance”). The total principal amount of the Issuance is RMB 30 billion, with a maturity term of 10 years. The coupon rate per annum is 5.50% for the first 5 years. The Company has the right to call the subordinated debts at par at the end of the fifth year. If the Company does not exercise the call option, the coupon rate per annum will be 7.50% for the remaining 5 years. Subordinated debts are measured at amortized cost as described in Note 2.10.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

17	OTHER LIABILITIES

Group

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Salary and staff welfare payable	4,207	3,780
Commission and brokerage payable	1,871	1,944
Agent deposits	666	656
Tax payable	393	378
Payable to constructors	449	372
Stock appreciation rights (Note 29)	569	1,192
Others	5,813	5,424

Total	13,968	13,746

Current	13,968	13,746
Non-current	—	—

Total	13,968	13,746

Company

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Salary and staff welfare payable	3,869	3,528
Commission and brokerage payable	1,871	1,944
Agent deposits	666	656
Tax payable	383	366
Payable to constructors	449	359
Stock appreciation rights (Note 29)	569	1,192
Others	5,789	5,420

Total	13,596	13,465

Current	13,596	13,465
Non-current	—	—

Total	13,596	13,465

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

18	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively. (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively. (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

19	INVESTMENT INCOME

	For the year ended 31 December
	2011 RMB million	2010 RMB million
Debt securities
– Held-to-maturity securities	10,691	10,538
– Available-for-sale securities	16,935	14,962
– At fair value through profit or loss	449	86
Equity securities
– Available-for-sale securities	4,876	5,211
– At fair value through profit or loss	37	40
Bank deposits	24,978	16,363
Loans	2,658	1,583
Securities purchased under agreements to resell	98	89

Total	60,722	48,872

Included in investment income is interest income of RMB 55,809 million (2010: RMB 43,621 million). All interest is accrued using the effective interest method.

The investment income from listed and unlisted debt and equity securities for the year ended 31 December 2011 were RMB 5,105 million and RMB 27,883 million, respectively (2010: RMB 4,797 million and RMB 26,038 million).

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

20	NET REALISED GAINS/(LOSSES) AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2011 RMB million	2010 RMB million
Debt securities
Net realised gains	433	508
Reversal of impairment	11	76

Subtotal	444	584

Equity securities
Net realised gains	1,272	17,028
Impairment	(12,924)	(1,771)

Subtotal	(11,652)	15,257

Total	(11,208)	15,841

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2011, the Group recognized impairment charge of RMB 4,133 million (2010: RMB 259 million) of available-for-sale funds and RMB 8,791 million (2010: RMB 1,512 million) of available-for-sale common stocks, for which the Group determined that objective evidence of impairment existed.

21	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2011 RMB million	2010 RMB million
Debt securities	(405)	403
Equity securities	134	(486)
Stock appreciation rights	608	363

Total	337	280

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

22	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2011
Life insurance death and other benefits	101,362	(13)	101,349
Accident and health claims and claim adjustment expenses	7,903	(114)	7,789
Increase in insurance contracts liabilities	181,590	(11)	181,579

Total insurance benefits and claims expenses	290,855	(138)	290,717

For the year ended 31 December 2010
Life insurance death and other benefits	71,255	(18)	71,237
Accident and health claims and claim adjustment expenses	8,835	(95)	8,740
Increase in insurance contracts liabilities	199,673	(18)	199,655

Total insurance benefits and claims expenses	279,763	(131)	279,632

23	INVESTMENT CONTRACT BENEFITS

Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.

24	FINANCE COSTS

	For the year ended 31 December
	2011 RMB million	2010 RMB million
Interest expenses for the bonds payable	303	—
Interest expenses for securities sold under agreements to repurchase	570	304

Total finance costs	873	304

25	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2011 RMB million	2010 RMB million
Employee salary and welfare cost	8,416	8,240
Housing benefits	552	507
Contribution to the defined contribution pension plan	1,555	1,344
Depreciation and amortisation	1,909	1,802
Exchange loss	547	392
Auditor’s remuneration	65	65

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

26	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents

	For the year ended 31 December
	2011 RMB million	2010 RMB million
Current taxation – Enterprise income tax	4,355	6,420
Deferred taxation	(2,333)	777

Taxation charges	2,022	7,197

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2010: 25%) is as follows:

		For the year ended 31 December
		2011 RMB million	2010 RMB million
Profit before income tax		20,513	41,008

Tax computed at the statutory tax rate		5,128	10,252
Non-taxable income	(i)	(3,511)	(3,413)
Additional tax liability from expenses not deductible for tax purposes	(i)	325	317
Unused tax losses		57	41
Other		23	—

Income tax at effective tax rate		2,022	7,197

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

26	TAXATION (continued)

(c)	As at 31 December 2011, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

Group	Insurance RMB million (i)	Investment RMB million (ii)	Others RMB million (iii)	Total RMB million
As at 1 January 2010	(8,531)	(8,484)	654	(16,361)
(Charged)/credited to net profit	(604)	(376)	203	(777)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,358	—	7,358
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,358	—	5,362

As at 31 December 2010	(11,131)	(1,502)	857	(11,776)

As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged)/credited to net profit	(505)	2,740	98	2,333
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,619	—	8,619
– Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

Subtotal	(630)	8,619	—	7,989

As at 31 December 2011	(12,266)	9,857	955	(1,454)

(i)	The deferred tax liability brought forward as at 1 January 2010 arising from the insurance category represented mainly the tax impact related to the change of long term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009. Change during the 2011 was mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through profit or loss.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

26	TAXATION (continued)

(c)	The movements in deferred tax assets and liabilities during the year are as follows (continued):

Deferred tax assets/(liabilities)

Company	Insurance RMB million	Investment RMB million	Others RMB million	Total RMB million
As at 1 January 2010	(8,531)	(8,456)	610	(16,377)
(Charged)/credited to net profit	(604)	(378)	193	(789)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,334	—	7,334
– Portion of fair value losses on available-for-sale securities attributable to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,334	—	5,338

As at 31 December 2010	(11,131)	(1,500)	803	(11,828)

As at 1 January 2011	(11,131)	(1,500)	803	(11,828)
(Charged)/credited to net profit	(505)	2,727	83	2,305
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,614	—	8,614
– Portion of fair value losses on available-for-sale securities attributable to participating policyholders	(630)	—	—	(630)

Subtotal	(630)	8,614	—	7,984

As at 31 December 2011	(12,266)	9,841	886	(1,539)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

26	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

Group

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	10,306	3,217
– deferred tax assets to be recovered within 12 months	1,595	617

Subtotal	11,901	3,834

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(13,105)	(15,262)
– deferred tax liabilities to be settled within 12 months	(250)	(348)

Subtotal	(13,355)	(15,610)

Total net deferred tax liabilities	(1,454)	(11,776)

Company

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	10,220	3,161
– deferred tax assets to be recovered within 12 months	1,595	617

Subtotal	11,815	3,778

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(13,104)	(15,258)
– deferred tax liabilities to be settled within 12 months	(250)	(348)

Subtotal	(13,354)	(15,606)

Total net deferred tax liabilities	(1,539)	(11,828)

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

27	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB 18,448 million (2010: RMB 33,560 million).

28	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2011 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2010: 28,264,705,000).

29	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights subject to government policy.

A small part of the stock appreciation right was abstained in 2011. As at 31 December 2011, there were 55.01 million units outstanding (as at 31 December 2010: 55.71 million) and 55.01 million units exercisable (as at 31 December 2010: 55.71 million). As at 31 December 2011, the amount of intrinsic value for the vested stock appreciation rights is RMB 556 million (as at 31 December 2010: RMB 1,185 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rate from 0.2% to 0.3%.

All the stock appreciation rights awarded were fully vested as at 31 December 2011. The Company recognized a gain of RMB 608 million in the fair value gain in the consolidated comprehensive income representing the fair value change of the rights for the year ended 31 December 2011 (2010: RMB 363 million). The Company reversed RMB 15 million due to the abstentions of the stock appreciation right. RMB 556 million and RMB 13 million were included in salary and staff welfare payable included under Other Liabilities for the units not exercised and exercised but not paid as at 31 December 2011 (as at 31 December 2010, RMB 1,179 million and RMB 13 million), respectively. No unrecognized compensation cost due to the stock appreciation rights as at 31 December 2011.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

30	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2011, a final dividend of RMB 0.40 per ordinary share totalling RMB 11,306 million in respect of the year ended 31 December 2010 was declared and paid in 2011. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2011.

Pursuant to a resolution passed at the meeting of the Board of Directors on 26 March 2012, a final dividend of RMB 0.23 per ordinary share totalling approximately RMB 6,501 million for the year ended 31 December 2011 was proposed for equity holders’ approval at the Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2011.

31	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2011:

Significant related party	Relationship with the Company
CLIC	The ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
CLP&C	An associate of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of CLIC
China Life Franklin Asset Management Co., Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund operated for the benefit of employees in the Company and AMC
China Life Yuantong Property Company Limited (“China Life Yuantong”)	Under common control of CLIC

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of economic	Legal Representative
CLIC	Beijing, China	Life, health and accident insurance and other types of personal insurance and reinsurance. Funds management business permitted by national laws and regulations or by State Council of the People’s Republic of China. Provision of various types of personal insurance services, consulting and agency services. Other business approved by CIRC and other regulatory department	Immediate and ultimate holding company	State owned	Yuan Li

Refer to Note 36 for basic and related information of subsidiaries.

(c)	Registered capital of related parties with control relationship and changes during the year

	00000	00000	00000	00000
Name of related party	As at 31 December 2010 million	Increase million	Decrease million	As at 31 December 2011 million
CLIC	RMB 4,600	—	—	RMB 4,600
AMC	RMB 3,000	—	—	RMB 3,000
Pension Company	RMB 2,500	—	—	RMB 2,500
AMC HK	HK dollar 60	—	—	HK dollar 60

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d)	Percentage of holding and changes during the year

Equity holder

	As at 31 December 2010				As at 31 December 2011
		Percentage				Percentage
	Amount	of holding	Increase	Decrease	Amount	of holding
	million		million	million	million
CLIC	RMB 19,324	68.37%	—	—	RMB 19,324	68.37%

Subsidiaries

	As at 31 December 2010				As at 31 December 2011
		Percentage				Percentage
	Amount	of holding	Increase	Decrease	Amount	of holding
	million		million	million	million
AMC	RMB 1,680	60.00%	—	—	RMB 1,680	60.00%
		directly				directly
Pension Company	RMB 2,305	92.20%	—	—	RMB 2,305	92.20%
		directly				directly
		and indirectly				and indirectly
AMC HK	HK dollar 30	50.00%	—	—	HK dollar 30	50.00%
		indirectly				indirectly

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties.

		For the year ended 31 December
	Note	2011	2010
		RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	1,112	1,154
Asset management fee earned from CLIC	(ii.a)	129	123
Dividends to CLIC		7,729	13,526
Dividends to CLIC from AMC		58	111
Awards on recovery of non-performing assets and others earned from CLIC		14	—
Retired Personnel management fee earned from CLIC		2	—
Asset management fee earned from China Life Overseas	(ii.d)	17	27
Asset management fee earned from CLP&C	(ii.c)	23	5
Property insurance payments to CLP&C		51	44
Claim payment and others to the Company from CLP&C		14	38
Brokerage fee from CLP&C	(iii)	405	216
Additional capital contribution to CLP&C (Note 7)		1,600	—
Rentals and policy management fee income earned from CLP&C		22	23
Rentals, project payments and others to CLRE	(iv)	26	14
Property leasing expense charged by IHC	(v)	66	67
Asset management fee earned from IHC		6	6
Service fee and other income earned from IHC		34	14
PP&E purchase payment to IHC		2	—
Property leasing expense from IHC		8	—
Prepayment to China Life Yuantong	(viii)	167	—

Transaction with CGB
Interest income earned from CGB		690	376
Brokerage fee charged by CGB	(vi)	9	16
Additional capital contribution to CGB		—	2,999
Interest income earned from CGB of additional capital contribution		—	13
Premium earned from CGB		5	—

Transaction with Sino-Ocean
Subordinated debts purchased from Sino-Ocean		260	—
Scrip dividends from Sino-Ocean (Note 7)		91	—
Cash Dividends from Sino-Ocean		56	118
Interest earned from subordinated debts		13	—
Project management fee paid to Sino-Ocean		4	—

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

		For the year ended 31 December
	Note	2011	2010
		RMB million	RMB million
Transaction with EAP
Payment to EAP		235	210

Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii.b)	692	659
Dividends to the Company		87	167
Payments of insurance policies by AMC to the Company		1	1
Project consulting fee paid to AMC		3	—

Transaction with Pension Company
Rental and disbursement from Pension Company		97	134
Brokerage fee to the Company	(vii)	6	7
Annuity promotion fee to the Company		32	8
Investment brokerage fee charged by the Company		36	5
IT services fee income earned from Pension Company		2	2
Business promotion bonus from Pension Company		3	—

Transaction with AMC HK
Investment management fee expense charged to the Company by AMC HK	(ii.e)	9	8

Note:

(i)	On 30 December 2008, CLIC and the Company entered into a renewal agreement, with effective period to 31 December 2011, to engage the Company to provide policy administration services to CLIC relating to the non- transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB 8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated statement of comprehensive income.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note:	(continued)

(ii.a)	On 30 December 2008, CLIC and AMC entered into a renewal agreement, with effective period to 31 December 2011, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The service fee could be adjusted according to the performance.

(ii.b)	On 30 December 2009, the Company and the AMC entered into a renewal agreement, with effective period to 31 December 2010, whereby the Company agreed to pay the AMC a fixed service fee and a performance fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The performance fee if earned is charged at 20% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2010, the Company and AMC signed a renewal agreement, which extended the expiration date of the agreement to 31 December 2011. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiration. With the exception that the fixed service fee is calculated with reference to the net asset value of the assets by the rate of 0.05%, the terms and conditions of the revised agreement remain unchanged. Asset management fees charged to the Company by AMC is eliminated in the consolidated statement of comprehensive Income.

(ii.c)	In 2009, CLP&C and the AMC signed an agreement, with effective period to 31 December 2010. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is calculated based on investment performance. As at 31 December 2010, there is no objection by both parties and the agreement renewed automatically.

(ii.d)	In September 2007, China Life Overseas and the AMC HK entered into an agreement, whereby China Life Overseas agreed to pay AMC HK a management service fee at a rate calculated based on actual net investment return yield. In February 2011, China Life Overseas and the AMC HK signed a renewal agreement, which extended the expiration date of the original agreement to 31 December 2011.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

(ii.e)	In September 2009, the Company and AMC HK renewed the agreement of Offshore Investment Management Service Agreement. In accordance with the agreement, the Company agreed to pay AMC HK asset management fee calculated and collected based the annual investment instruction and related terms and conditions. In accordance with the 2010 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.4% of portfolio asset value and a performance element capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis is calculated at 0.05% of portfolio asset value for 2010. Management fees at fixed rates are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance elements are calculated and payable on an annual basis. In accordance with the 2011 annual instruction, the calculation and payment of asset management fees are same as 2010. Asset management fees charged to the Company by AMC HK is eliminated in the consolidated Statement of Comprehensive Income.

(ii.f)	In 2009, Pension Company and AMC signed an agreement with effective period to 31 December 2009. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiration. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. There is a performance portion based on 10% of the excess return which is payable annually. On 1 January 2011, Pension Company and AMC signed a renewal agreement, with effective period to 31 December 2011. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiration. Asset management fees charged to Pension Company by AMC is eliminated in the consolidated Statement of Comprehensive Income.

(iii)	In November 2008, the Company and CLP&C entered into a 2-year agreement, whereby CLP&C entrusted the Company to act as an agent to sell selected insurance products in certain jurisdictions. The service fee is determined according to cost (tax included) added marginal profit. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiration. On 8 March 2012, the Company and CLP&C entered into a new 2-year agreement, which was subject to an automatic renewal for one year if there was no objection by both parties upon expiration with all the original terms remaining the same. The parties also agreed that the agreement signed in 2008 remains effective until 2012 agreement becomes effective.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

(iv)	The Group made certain project payments to third parties through CLRE and paid other miscellaneous expenditure mainly comprised rentals and deposits to CLRE.

(v)	On 22 February 2010, the Company entered into a property leasing agreement with IHC, pursuant to which IHC agreed to lease to the Company certain of its owned and leased buildings. Annual rental payable by the Company to IHC in relation to the IHC owned properties is determined by reference to market rent or, the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi annual basis. Rental of buildings subleased by IHC was paid directly by the Company to the owner. The agreement will expire on 31 December 2012.

(vi)	On 29 April 2007, the Company and CGB entered into an individual bank insurance agency agreement. All insurance products suitable for distribution through banking network are included in the agreement. CGB will provide services, including selling of insurance products, receiving premiums and paying benefits. The Company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received at a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying the number of policy being handled at fixed commission rate which is not more than RMB 1 per policy, where CGB handles premiums receipts and benefits payments. The agreement has a term of five years.

(vii)	In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to distribute enterprise annuity funds and provide customer service. The service fee is calculated at 80% of the first year management fee. The agreement term was one year and subject to an automatic renewal for one year. In December 2010, the Company and Pension Company signed a renewal agreement, with effective period to December 2011. The agreement is subject to an automatic renewal for one year if there was no objection by both parties upon expiration. The terms and conditions of the agreement remain unchanged.

(viii)	In September 2011, AMC, IHC, Beijing Wanyang and Beijing Vantone jointly invested and established China Life Yuantong to develop and construct the parcel of land located at Plot Z13, Core Zone, Central Business District (CBD), East Third Ring Road, Chaoyang District, Beijing. AMC has made its capital contribution to China Life Yuantong in proportion to its equity holding ratio of 19%. The total amount was RMB 281 million, of which RMB 167 million is payment in advance.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in CGB and subordinated debts issued by Sino-Ocean.

	As at 31	As at 31
	December 2011	December 2010
	RMB million	RMB million
The Group
Amount due from CLIC (Note 12)	596	598
Amount due to CLIC	(1)	(1)
Amount due from China Life Overseas	5	22
Amount due from CLP&C	51	37
Amount due to CLP&C	(1)	(4)
Amount due from IHC	15	17
Amount due to IHC	(8)	(33)
Amount due from Yuantong	167	—
Amount due from CLRE	1	—
Amount deposited with CGB	16,311	11,667
Available-for-sale securities from Sino-Ocean	260	—
The Company
Amount due from Pension Company	75	91
Amount due to Pension Company	(2)	(3)
Amount due to AMC	(59)	(62)
Amount due to AMC HK	(4)	(2)

(g)	Key management compensation

	For the year ended 31 December
	2011	2010
	RMB million	RMB million
Salaries and other benefits	13	20

The total compensation package for the Company’s key management for the year ended 31 December 2011 has not yet been finalised in accordance with regulations of the PRC relevant authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2010 has been approved by relevant authorities. The total compensation of 2010 is RMB 20 million, including deferral payment about RMB 5 million.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Transactions with state-owned enterprises

Under IAS 24 (Revised), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance relevant and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (Revised) exemption and disclose only qualitative information.

As at and during the year ended 31 December 2011, most of bank deposits of the Group were with state- owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state- owned enterprises. For the year ended 31 December 2011, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance brokerage charges were paid to state-owned banks and postal office; almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

32	SHARE CAPITAL

	As at 31 December 2011		As at 31 December 2010
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorized, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2011, the Company’s share capital was as follows:

	As at 31 December 2011
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are A shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

33	RESERVES

Group

	Additional paid in capital RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Total RMB million
			(a)	(b)	(c)
As at 1 January 2010	53,860	20,802	12,848	5,642	9,636	(1)	102,787
Other comprehensive income	—	(16,202)	—	—	—	(1)	(16,203)
Appropriation to reserves	—	—	3,368	7,192	3,368	—	13,928

As at 31 December 2010	53,860	4,600	16,216	12,834	13,004	(2)	100,512

Other comprehensive income	—	(24,204)	—	—	—	(1)	(24,205)
Appropriation to reserves	—	—	1,848	3,368	1,848	—	7,064

As at 31 December 2011	53,860	(19,604)	18,064	16,202	14,852	(3)	83,371

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

33	RESERVES (continued)

Company

	Additional paid in capital RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Total RMB million
			(a)	(b)	(c)
As at 1 January 2010	53,860	20,547	12,800	5,642	9,636	102,485
Other comprehensive income	—	(16,014)	—	—	—	(16,014)
Appropriation to reserve	—	—	3,368	7,192	3,368	13,928

As at 31 December 2010	53,860	4,533	16,168	12,834	13,004	100,399

Other comprehensive income	—	(23,949)	—	—	—	(23,949)
Appropriation to reserve	—	—	1,848	3,368	1,848	7,064

As at 31 December 2011	53,860	(19,416)	18,016	16,202	14,852	83,514

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

33	RESERVES (continued)

(a)	The Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve for the year ended 31 December 2011 and 2010 amounting to RMB 1,848 million and RMB 3,368 million, respectively, under the relevant PRC laws.

(b)	Approved by the Annual General Meeting in June 2011, the Company appropriated RMB 3,368 million to discretionary reserve fund for the year ended 31 December 2010 based on net profit under CAS (2010: RMB 3,293 million).

(c)	Pursuant to “Financial Standards of Financial Enterprises-Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, for the year ended 31 December 2011 and 2010, the Company appropriated 10% of net profit under CAS which amounts to RMB 1,848 million and RMB 3,368 million, respectively to general reserve for future uncertain disasters, which cannot be used for dividend distribution or share capital increment.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under CAS or IFRS, whichever is lower, less any accumulated losses and appropriation to statutory reserve that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above was RMB 74,136 million as at 31 December 2011 (as at 31 December 2010: RMB 76,832 million).

34	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group		Company
	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Pending lawsuits	168	139	168	139

The Group has been involved in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits at the end of each fiscal year. A provision will only be recognized if the management determines, based on third-party legal advice, that we have present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2011, the Group did not recognize any provision for such certain lawsuits.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

35	COMMITMENTS

(a)	Capital commitments

i)	Capital commitments for property, plant and equipment

	Group		Company
	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Contracted but not provided for	7,147	5,082	7,147	5,082

ii)	Capital commitments to contribute to Bohai Venture Capital Fund

The Group committed to contribute RMB 500 million to Bohai Venture Capital Fund of which RMB 374 million had been paid as at 31 December 2011. The remaining RMB 126 million will be paid when called.

iii)	Capital commitments in relation to the China South to North Water Diversion Project

The Group committed to contribute RMB 2,500 million to the China South to North Water Diversion Project of which RMB 213 million had been paid at 31 December 2011. The remaining RMB 2,287 million will be paid when called.

iv)	Capital commitments in relation to the Datang international Thermal power plant project

The Group committed to contribute RMB 510 million to the Datang international Thermal power plant project of which none had been paid as at 31 December 2011. The remaining RMB 510 million will be paid when called.

v)	Capital commitments to contribute to Hony Capital RMB Fund

The Group committed to contribute RMB 1,500 million to Hony Capital RMB Fund 2010,L.P.of which RMB 880 million had been paid as at 30 December 2011. The remaining RMB 620 million will be paid when called.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

35	COMMITMENTS (continued)

(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2011	December 2010	December 2011	December 2010
	RMB million	RMB million	RMB million	RMB million
Land and buildings
Not later than one year	403	338	374	332
Later than one year but not later than five years	509	453	487	449
Later than five years	29	42	29	42

Total	941	833	890	823

The operating lease payments charged to profit before income tax for the year ended 31 December 2011 was RMB 644 million (for the year ended 31 December 2010: RMB 606 million).

36	INVESTMENTS IN SUBSIDIARIES

Company

	As at 31 December
	2011	2010
	RMB million	RMB million
Unlisted investments at cost	3,865	3,865

The table below presents the basic information of the Company’s subsidiaries at 31 December 2011:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities
AMC	People’s Republic of China	60% directly	RMB 3,000 million	Asset management

Pension Company	People’s Republic of China	92.2% directly and indirectly	RMB 2,500 million	Pension and annuity

AMC HK	Hong Kong, PRC	50% indirectly	HK$ 60 million	Assent management

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

37	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for these directors, supervisors and senior managements for the year ended 31 December 2011 has not yet been finalised in accordance with regulations of the PRC relevant authorities. The amount of the compensation not provided for is not expected to have significant impact to the Group’s 2011 financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ emoluments

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2011 are as follows:

Name	Remuneration paid	Benefits in kind RMB Thousand	Total
Yuan Li (i)	224	99	323
Wan Feng	346	262	608
Lin Dairen	342	259	601
Liu Yingqi	342	259	601
Yang Chao(ii)	160	162	322
Miao Jianmin	—	—	—
Shi Guoqing	—	—	—
Zhuang Zuojin	—	—	—
Ma Yongwei (iii)	—	—	—
Sun Changji (iii)	—	—	—
Bruce D. Moore	320	—	320
Anthony Francis Neoh	300	—	300

Note:

(i)	Appointed as Executive director in 2010 annual general meeting on 3 June 2011.

(ii)	Resigned as Executive director on 3 June 2011.

(iii)	In accordance with regulations of the PRC relevant authorities, the Company did not pay any emoluments to independent directors Ma Yongwei and Sun Changji.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

37	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ emoluments (continued)

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2010 are as follows:

	Basic salaries	Inducement salaries	Subtotal of salary income	Delay in payment included in salary income	Benefits in kind	Total	Delay in payment included in total	Actual paid included in total
Name	RMB Thousand
Yang Chao	428	1,129	1,557	564	386	1,943	564	1,379
Wan Feng	385	1,016	1,401	508	346	1,747	508	1,239
Lin Dairen	381	1,004	1,385	502	338	1,723	502	1,221
Liu Yingqi	381	1,004	1,385	502	338	1,723	502	1,221
Miao Jianmin	—	—	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—	—
Sun Shuyi	—	—	—	—	—	—	—	—
Ma Yongwei	—	—	—	—	—	—	—	—
Sun Changji	—	—	—	—	—	—	—	—
Bruce D. Moore	250	70	320	—	—	320	—	320
Anthony Francis Neoh	146	29	175	—	—	175	—	175

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, amount of which has not been apportioned between their services to the Company and their services to CLIC.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

37	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2011 are as follows:

Name	Remuneration paid	Benefits in kind RMB Thousand	Total
Xia Zhihua	342	259	601
Shi Xiangming	590	250	840
Yang Hong	564	223	787
Wang Xu	564	241	805
Tian Hui	150	—	150

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2010 are as follows:

	Basic salaries	Inducement salaries	Subtotal of salary income	Delay in payment included in salary income	Benefits in kind	Total	Delay in payment included in total	Actual paid included in total
Name	RMB Thousand
Xia Zhihua	381	1,004	1,385	502	338	1,723	502	1,221
Shi Xiangming	588	440	1,028	—	289	1,317	—	1,317
Yang Hong	562	451	1,013	—	285	1,298	—	1,298
Wang Xu	562	395	957	—	269	1,226	—	1,226
Tian Hui	120	30	150	—	—	150	—	150

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Notes to the Consolidated Financial Statements

For the year ended 31 December 2011

37	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include one (2010: two) director whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining four (2010: three) highest paid individuals are as follows:

	2011 RMB Thousand	2010 RMB Thousand
Basic salaries, housing allowances, other allowances and benefits in kind	6,568	5,996

The emoluments fell within the following bands:

	Number of individuals
	2011	2010
RMB0 – RMB1,000,000	3	—
RMB1,000,000 – RMB2,000,000	—	2
RMB2,000,000 – RMB3,000,000	—	—
RMB3,000,000 – RMB4,000,000	—	1
RMB4,000,000 – RMB4,500,000	1	—

No emoluments have been paid by the Company to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

38	SUBSEQUENT EVENTS

On 26 March 2012, the Company’s Board of Directors approved the proposal to issue the fixed-term subordinated debts with par value of no more than RMB 38 billion in single or multi-tranches to domestic qualified investors who meet the relevant regulatory requirements. Meanwhile, the Company’s Board of Directors approved the proposal, subject to regulation of the relevant authorities, to issue subordinated liability instruments overseas with par value of no more than RMB 8 billion or equivalent amount in other currency. The proposal is subject to the approval by the Company’s shareholders, the CIRC as well as other relevant government authorities.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting bases. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial effect of the Policy Management Agreement Between China Life Insurance (Group) Company (“CLIC”) and China Life Insurance Company Limited, the Non-competition Agreement Between CLIC and China Life Insurance Company Limited, the Trademark License Agreement Between CLIC and China Life Insurance Company Limited, and the Property Leasing Agreement Between China Life Investment Holding Company Limited and China Life Insurance Company Limited, nor the future financial impact of transactions of China Life Insurance Company Limited with China Life Asset Management Company Limited, China Life Pension Company Limited, and China Life Property and Casualty Insurance Company Limited.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Embedded Value

ASSUMPTIONS

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.85% in 2011 and grading to 5.35% in 2013, rising to 5.5% in 2014 (remaining level thereafter). Starting at 13% in 2011, and grading to 15% in 2013 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2011, and the value of one year’s sales for the 12 months to 31 December 2011, and their corresponding results in 2010 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales	RMB million

ITEM		31 Dec 2011	31 Dec 2010
A	Adjusted Net Worth	110,266	144,655
B	Value of In-Force Business before Cost of Solvency Margin	215,608	183,008
C	Cost of Solvency Margin	(33,020)	(29,564)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	182,588	153,444
E	Embedded Value (A + D)	292,854	298,099
F	Value of One Year’s Sales before Cost of Solvency Margin	23,756	23,726
G	Cost of Solvency Margin	(3,557)	(3,887)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	20,199	19,839

Note: Taxable income is based on earnings calculated using solvency reserves.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 2

Analysis of Embedded Value Movement in 2011	RMB million

ITEM
A	Embedded Value at Start of Year	298,099
B	Expected Return on Embedded Value	27,781
C	Value of New Business in the Period	20,199
D	Operating Experience Variance	(1,320)
E	Investment Experience Variance	(32,224)
F	Methodology, Model and Assumption Changes	(584)
G	Market Value and Other Adjustments	(8,615)
H	Exchange Gains or Losses	(545)
I	Shareholder Dividend Distribution	(11,306)
J	Other	1,369
K	Embedded Value as at 31 Dec 2011 (sum A through J)	292,854

Notes: Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2011 plus the expected return on investments supporting the 2011 opening net worth.

C	Value of new business sales in 2011.

D	Reflects the difference between actual operating experience in 2011 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2011.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of year 2011 to 31 Dec 2011, and other related adjustments.

H	Reflect the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2011.

J	Other miscellaneous items.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Embedded Value

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 3

Sensitivity Results	RMB million

		VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
	Base case scenario	182,588	20,199
1.	Risk discount rate of 11.5%	173,358	19,181
2.	Risk discount rate of 10.5%	192,509	21,289
3.	10% increase in investment return	215,496	22,853
4.	10% decrease in investment return	150,134	17,578
5.	10% increase in expenses	180,036	18,423
6.	10% decrease in expenses	185,138	21,976
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	180,837	20,123
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	184,368	20,276
9.	10% increase in lapse rates	181,284	20,125
10.	10% decrease in lapse rates	183,936	20,268
11.	10% increase in morbidity rates	180,653	20,121
12.	10% decrease in morbidity rates	184,539	20,278
13	10% increase in claim ratio of short term business	182,303	19,596
14.	10% decrease in claim ratio of short term business	182,872	20,802
15.	Solvency margin at 150% of statutory minimum	176,412	18,384

16.	Using 2010 EV assumptions	182,885	20,278

17.	Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	179,982	20,104

	Base Case Scenario	Adjusted Net Worth 110,266
18.	Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	99,901

Note: Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Embedded Value

TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2011 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2011, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2011;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Commission File Number 001-31914

China Life Insurance Company Limited Annual Report 2011

Embedded Value

Opinion

Based on the scope of work above, we have concluded that:

•

the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•

the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Adrian Liu FIAA, FCAA

16th March 2012

Commission File Number 001-31914

In case of any discrepancy between the Chinese version and the English version of this annual report, the Chinese version shall prevail.

In case of any discrepancy between the printed version and the website version of this annual report, the website version shall prevail.